Exhibit 99.5

# 2016 SUN LIFE FINANCIAL INC.
# ANNUAL REPORT

Sun Life Financial

Life's brighter under the sun

2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT
Life’s brighter under the sun
Sun Life Financial

02 Chairman’s message
04 CEO’s message
09 Management’s discussion and analysis
88 Consolidated financial statements and notes
165 Sources of earnings
168 Board of directors and executive team
169 Subsidiaries and associates
172 Major offices
173 Corporate and Shareholder information
We are SUN LIFE
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. We have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda.
32,900
99,865
EMPLOYEES1
ADVISORS1
Includes 11,917 employed by our Asia joint ventures.
Includes 71,410 advisors from our joint
ventures in China, India and the Philippines.
OFFICES IN
26 countries
In Idaho, ER physician Julie Mills is enjoying life again after Sun Life helped her get back to work after a hip injury.
Our FOUR PILLAR STRATEGY
Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate.
A Leader in Insurance and Wealth Solutions in our Canadian home market
CAN
US
A Leader in U.S. Group Benefits and International high net worth solutions
A Leader in global Asset Management
AM
ASIA
A Leader in Asia through Distribution Excellence in Higher Growth Markets

I just can’t believe what Sun Life has done for me. They are forever in my heart.
Julie Mills
1All figures as of December 31, 2016. Underlying net income, underlying return on equity, underlying earnings per share and assets under management described on pages 1-8 of this Annual Report represent non-IFRS financial measures. For additional information see Non-IFRS Financial Measures in our 2016 annual Management’s Discussion and Analysis. Results for 2012 and 2013 are based on Continuing Operations, unless otherwise indicated, as defined in our 2015 annual Management’s Discussion and Analysis.
2Excludes Corporate Support results.
2016 Reported Net Income by Business Group: SLF Canada 35%, SLF U.S. 19%, SLF Asset Management 27%, SLF Asia 12%, SLF U.K. 7%; excludes Corporate Support results.
BALANCED and DIVERSIFIED
Business
2016 UNDERLYING NET INCOME BY BUSINESS GROUP1, 2
SLF CANADA 35%
SLF U.S. 18%
SLF ASSET MANAGEMENT 28%
SLF ASIA 12%
SLF U.K. 7%
2016 UNDERLYING NET INCOME BY PRODUCT TYPE1
INSURANCE
WEALTH & ASSET MANAGEMENT SOLUTIONS
$ 903 billion
ASSETS UNDER MANAGEMENT1
01
2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

CHAIRMAN’S
Message
Dear Fellow Shareholders,
2016 has been a momentous year in many respects. Politically, new and different forces have come to the stage, and economically, we have at last started to see some increases in interest rates, in the U.S. at least. And of course, the explosion of technological innovation around the world has continued unabated.
For Sun Life, 2016 has also marked a change in tone and emphasis. Following the success of our Four Pillar strategy established in 2011, you will see in Dean Connor’s letter that the Board and management have given a great deal of time and effort in 2016 thinking about the next leg of our strategy. It is clear to all that the expectations of our Clients have increased, and how we help them achieve lifetime financial security requires a substantial leap forward.
We have many powerful competitors offering to meet those expectations, not only from the insurance and asset management industry (and those traditional competitors are formidable opponents) but also from banks and increasingly from organizations that are data and digital savvy or internet-based. We know that Clients are accustomed to doing online research before buying, that they are more informed than ever, and increasingly like the convenience of the internet as channels for sales and service.
So our strategy has shifted gears to focus even more on Clients, their needs and wishes, and delivering our services in ways that best suit them – whether that’s on a device of their choice, face to face, a voice on the telephone – or a combination. We aim to do so to the standards of the best in the world.
We have always sought to be diligent in our service to our Clients, but our strategy for the next few years will intensify this focus across our Four Pillars, determinedly and wholeheartedly.
Your Board has been fully engaged and supportive in the development of this strategy. The goal of being one of the best insurance and asset management companies in the world is a lofty one, and will be hard to achieve. With humility, we believe that the record of the Company over the last five years gives us the right to aspire to that high standard.
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2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

We will steer this new course while the Company delivers the day by day services to our Clients. 2016 was another year of good financial performance with the “interest rate” wind at our backs in the fourth quarter. We were able to continue our steady path of dividend increases, and deliver consistently high return on equity on your capital. Net outflows at MFS suffered from the trend towards passive investing, but the Board was pleased to see the growth in our new Sun Life Investment Management businesses, and the rapid growth in profitable sales in Canada, U.S. and Asia. We were particularly pleased with the progress of the U.S. Employee Benefits business acquired in 2016. The Company’s overall achievements were rewarded in our share price, and the Total Shareholder Return over the last five years was 28% per annum compounded, a level that few others have achieved.
BOARD SUCCESSION
As announced, I will be retiring from the Board after the Company’s Annual Meeting in May. It has been a huge pleasure to work with my fellow Board colleagues and I’m pleased to be passing the baton to Bill Anderson, who will succeed me as Chairman. Bill is widely respected by fellow Board members for his leadership and his deep knowledge of Sun Life, and I know he will lead your Board with great skill.
We’ve had other changes on the Board as part of its healthy renewal. Krystyna Hoeg retired after 14 years, including several years heading Board Committees, and we welcomed new Directors Stephanie Coyles and Greig Woodring, who joined on January 1st, 2017. Stephanie is a strategic consultant and advisor with significant digital and analytics expertise who works with a diverse clientele across North America and Greig has four decades of U.S. and international insurance industry experience. The Board looks forward to working with Stephanie and Greig and we thank Krys for her many years of service and guidance.
On behalf of the Board, I would like to thank our employees worldwide for their countless efforts and openness to take on the ambitious course we have set for your Company. I would also like to thank our management team for its collaboration and hard work building on our strong foundation. And to our shareholders, thank you for the trust you have shown in your Company’s leadership and financial future.
I am honoured to have had the opportunity to serve as your Chairman and have every confidence that the Board and management team will continue to build upon the success of your Company.
POSITIONED FOR A BRIGHT FUTURE
So we are well positioned and have set the bar high. Sun Life’s financial position is strong and your Company has worked hard and earned the right to pursue its ambition to become one of the best insurance and asset management companies in the world.
I wish you all everything of the best.
James H. Sutcliffe
CHAIRMAN OF THE BOARD
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2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

CEO’s Message
2016: ANOTHER STRONG YEAR
2016 was another strong year for Sun Life. Since our Four Pillar strategy was introduced, Sun Life has grown significantly, while investing to strengthen our businesses. This positions us for an exciting future, one that allows us to now set a new objective for Sun Life: to become one of the best insurance and asset management companies in the world. We see this objective as ambitious but achievable, and achieving it means delivering on our core purpose by doing more for our Clients — far more.
Reported net income grew by 14% to $2.5 billion, reflecting business growth and investment and market gains. Underlying net income, which excludes market effects, assumption changes and management actions grew by 1% to $2.3 billion, reflecting business growth, offset in part by higher claims experience. Underlying return on equity (ROE) was 12.2% and we ended the year with Assets Under Management (AUM) of $903 billion.
TOTAL SHAREHOLDER RETURN2
250%
200%
239%
150%
100%
102%
50%
98%
49%
0%
-50%
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
SUN LIFE
TSX COMPOSITE
S&P 500
TSX FINANCIAL SECTOR
1Refer to footnote 1 on page 1.
2Represents Total Shareholder Return as described in our 2017 Management Information Circular. Data source from Bloomberg.
We increased our dividend by 7% and completed five acquisitions and buy-ups in Asia and the U.S. during the year. Total Shareholder Return was 24% for the year, and 28% per annum compounded over the past five years. We remain committed to our medium-term financial objectives of annual underlying Earnings Per Share (EPS) growth of 8-10%, underlying ROE of 12-14% and a dividend payout ratio of 40-50% of underlying net income.
NET INCOME1
2,305
2,335
1,816
1,581
1,271
1,374
1,696
1,762
2,185
2,485
2012
2013
2014
2015
2016
REPORTED
UNDERLYING
(C$ Millions)
12.2%
FULL YEAR
UNDERLYING ROE1
2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT
04

DIVIDENDS PER
COMMON SHARE
$1.62
$1.51
$1.44
$1.44
2013
2014
2015
2016
During the year we paid out $15 billion to Clients. Behind that big number are the faces of millions of Sun Life Clients around the world who receive pensions, disability income, health and dental claims, and savings they’re using to buy a home or for their kids’ education. It also includes payments made to beneficiaries upon a Client’s death to their loved ones and other beneficiaries.
Our Four Pillar strategy continues to serve us well, with a balanced and diversified mix of businesses that each offer good growth prospects, with a preferred risk and ROE profile. In Canada, the Career Sales Force continued to shine, and we generated strong sales growth across all of our businesses, including Sun Life Global Investments, Client Solutions and Defined Benefit Solutions. In the U.S., the integration of the U.S. Employee Benefits business we acquired in 2016 progressed on time and on budget, while achieving our synergy and accretion targets for the year. There is excitement about the broader capabilities that we will bring to Clients in 2017.
43%
DIVIDEND PAYOUT RATIO
Based on underlying net income1
MFS continued to deliver strong long-term investment performance at a time when active managers are increasingly required to demonstrate value for Clients, and was named Equity Manager of the Year in the U.K. by the Financial News of London. AUM grew to US$426 billion at year-end notwithstanding net outflows of US$12.6 billion, in part reflecting pressure from passive management.
Sun Life Investment Management is our group of institutional asset managers (Bentall Kennedy, Sun Life Institutional Investments (Canada), Prime Advisors and Ryan Labs), and has generated net sales of $4.5 billion and finished the year at $53 billion of AUM. At an investor day event in October 2016, Sun Life Investment Management announced an objective of reaching $100 billion in AUM by the end of 2020.
In Asia we expanded our advisor sales forces, improved bancassurance productivity, acquired larger shares of three joint ventures and announced the acquisition of two Mandatory Provident Fund businesses in Hong Kong.
$986 million
TOTAL COMMON SHARE DIVIDENDS PAID IN 2016
Since 2012, Asia has nearly tripled in size, from approximately $100 million of underlying net income to nearly $300 million, and the Value of New Business sold has grown even faster. In the U.K., the team served Clients well and the business was a strong contributor to earnings for the year.
SALES INCREASE OVER THE PRIOR YEAR
27%
14%
INSURANCE AND HEALTH
WEALTH
As we look ahead, we are well positioned to play both a strong defence, and a strong offense. Building from this foundation, we’ve embarked on a journey to raise the bar on how we deliver for our Clients, with the following five areas of focus.
1Refer to footnote 1 on page 1.
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2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

FROM CUSTOMER TO CLIENT. FROM PRODUCT
TO EXPERIENCE
Why do we exist as a company? It’s to help our Clients achieve lifetime financial security and well-being. One of the most rewarding parts of my job is to hear directly how we’ve helped our Clients, and here are some quotes:
After a difficult five years, a customized physio and occupational health program helped a Canadian Client covered by our disability group insurance go back to work full time. She expressed her happiness and her thanks to our employee John: “This is in no small part due to all of John’s support, initiative, creative solutions and all his efforts to assist me in reaching my ultimate goal! John was instrumental in providing me with a path to true recovery.”
From one of our U.S. employees who personally delivered a life insurance check to a surviving spouse at his home one evening: “He was incredibly grateful to receive the payment so quickly and when he realized the size of the payment he was stunned; while he knew [his wife] had life insurance he had no idea it was for that amount. He said he would much rather have his wife back, but this payment eased a huge burden for him.”
Looking ahead, we want to improve the Client experience in three key ways. We want to make it easier for Clients to do business with us. We need to connect with, and talk to, our Clients more than we do today. We need to be better at servicing Client needs and resolving their problems when issues arise. There is a lot to do in each of these areas, and we are making progress.
In Canada, we simplified the rules for individual life and critical illness insurance applications. For example, we no longer require any ECGs, reduced requirements for fluid samples in the majority of cases and loosened up on occasional cigar smoking. We also now offer life insurance coverage of more than $3 million to Canadians living with HIV.
In the U.S., we improved the setup of new group benefit plans, creating a more seamless transition for Clients moving to Sun Life, and increased our proactive contact with existing Clients through hundreds of additional face to face meetings. And in our short-term disability business, we are piloting the use of predictive modelling for processing Client claims, with a goal to speed up the payment of almost half of these claims.
In the Philippines, we launched Sun Fit and Well to address Client concerns about their health and not being financially prepared to face grave illnesses. The first of its kind in the market, it encourages wellness and prevention and provides comprehensive coverage for 114 critical illnesses from diagnosis through to treatment and rehabilitation.
MFS and Sun Life Investment Management each have strong reputations for Client-centered cultures and relationships. In the past, MFS has closed some of its most successful investment strategies to new Clients in order to protect returns for existing Clients, even though it means foregoing revenue in the short run. Our Sun Life Investment Management businesses are close to their Clients, sharing expertise in offering custom and alternative yield investment strategies for defined benefit pension plans, insurers and other institutional investors.
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2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

As we improve the Client experience, we rely more and more on The Brighter Way, our Lean Six Sigma program that has now been rolled out around the world and has created a Sun Life way of continuous improvement.
DIGITALLY TRANSFORMING OUR BUSINESS MODELS AND
CLIENT EXPERIENCE
Digital touchpoints are changing the way people buy and manage their life insurance and wealth solutions. In Canada, Clients can use their Sun Life Mobile app and smartphone camera to capture and submit health claims; to look up healthcare providers like physiotherapists and chiropractors, and see how other Sun Life Clients have rated them; and to check on their mutual funds and pension account balances.
In the U.S., Clients can use our app to locate and choose dentists in the Sun Life dental network. In the Philippines we launched the country’s first life insurance mobile app, and in Malaysia we introduced the first end-to-end online solution that brings the Client from the price quoting stage right through to payment.
HARVESTING OUR RICH DATA AND ANALYTICS
Data is an important asset that allows us to strengthen our Client relationships as well as enhance our efficiency, effectiveness and our profitability.
Digital Benefits Assistant in Canada relies on Client data to present Bright Idea ‘nudges’ to Clients that are timely, personalized and helpful as they manage their benefits and retirement savings. In 2016, we rolled out 40 of these Bright Ideas to our Clients.
Data is also at the heart of a new Canadian business area that we launched during the year – Digital Health Solutions (DHS) – that is working with innovators and technology start-ups to come up with new ways to help Canadians better manage their health. In the U.S. we’re using data with our Group Benefits and Stop-loss Clients to benchmark against other plans, helping them create benefit plans with better value for their employees.
TOP TALENT AND WINNING CULTURE
Our objective is to build a disproportionate share of top talent across our businesses, wrapped in a winning culture that emphasizes collaboration, integrity and treating Clients and colleagues with dignity and respect. It’s a culture that combines an intense competitive spirit with humility. Our employee engagement scores increased again in 2016, exceeding the average for financial institutions, and on par with top performing global companies. We continue to invest in the growth and development of Sun Life people around the world. Starting in 2017, our annual incentive plan was changed to forge an even tighter bond between Client experience and compensation.
We’re also rethinking how we work at Sun Life. In many of our locations we are transforming our office space through our BrightWork initiative to give employees much greater opportunity for collaboration and workstyle flexibility. This includes our new global headquarters at One York in downtown Toronto that will bring approximately 2,000 employees in our Corporate Office and Canadian businesses together in one location by mid-2017.
$ FINANCIAL DISCIPLINE AND RISK
We have continued to demonstrate strong financial discipline through our capital deployment actions, product and business mix decisions, and expectations for a 12-14% underlying ROE over the medium term. Our objective is to deliver a top-quartile Total Shareholder Return over the medium term, as we have over the past five years. In the coming year, we’ll be transitioning to a new Canadian capital regime that takes effect January 1, 2018, the Life Insurance Capital Adequacy Test guideline (LICAT), and we expect that to drive further changes in product mix and pricing.
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2016 SUN LIFE FINANCIAL INC.
ANNUAL REPORT

COMMITMENTS TO COMMUNITY
In addition to the commitments we make to Clients, employees, advisors and shareholders, Sun Life’s commitments extend into the communities in which we operate. By actively supporting communities where we live and work, we are building healthier environments for all. Diabetes is one example of the many initiatives we support. Since announcing support of the cause in late 2012, Sun Life has committed more than $17 million for diabetes awareness, prevention, care and research initiatives around the world. Our giving also extends to the arts. In 2016 we launched the Sun Life Financial Musical Instrument Lending Library program in Toronto, Vancouver and Montreal. We believe that arts and culture should be celebrated within our communities and accessible to everyone. In celebration of Canada’s 150th birthday this year, we are expanding this highly popular and effective program to more cities across the country.
2017 marks another special milestone, as we celebrate the 125th anniversary of Sun Life in Hong Kong. It’s our oldest operation in Asia, and home to our Asia Regional Office.
WHAT’S AHEAD
As we set course to become one of the best insurance and asset management companies in the world, I’m excited about what it will mean for our Clients, and ultimately to our business results. We firmly believe that by being easier to do business with, more proactive and better at solving Client problems, Clients will do more business with us, stay longer and refer more family and friends. To our shareholders and Clients, thank you for your support and confidence in our Company’s affairs. To our Chairman, Jim Sutcliffe, who after eight years on our Board is retiring following our Annual Meeting in May, thank you for your tremendous business insight and support that you have provided during this productive period for Sun Life. To our Directors, thank you for your stewardship, guidance and hard work on behalf of the Company. And to our employees and advisors, thank you for your relentless enthusiasm, dedication and talent you bring to work every day. There is much still to do, and I know that together we are setting the bar high to build on the strength and performance of this remarkable Company.
“What’s in a word? You may have noticed that we have replaced ‘customer’ with ‘Client’ throughout our business.
To us, a customer is someone who transacts to buy a product, and we may only serve them once. A ‘Client’ is someone with whom we have a long-term relationship, based on professionalism and trust, where we are looking out for our Clients.”
Dean A. Connor
PRESIDENT & CHIEF EXECUTIVE OFFICER
08
2016 SUN LIFE FINANCIAL INC. ANNUAL REPORT

MANAGEMENT’S

DISCUSSION

AND ANALYSIS

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 9

Management’s Discussion and Analysis

February 15, 2017

The following defined terms are used in this document.

Abbreviation	Description	Abbreviation	Description
AFS	Available-for-sale	MD&A	Management’s Discussion and Analysis
AIF	Annual Information Form	MFS	MFS Investment Management
ASO	Administrative Services Only	MPF	Mandatory Provident Fund
AUM	Assets Under Management	OCI	Other Comprehensive Income
CEO	Chief Executive Officer	OSFI	Office of the Superintendent of Financial Institutions
CFO	Chief Financial Officer	ROE	Return on Equity
CGU	Cash Generating Unit	SEC	United States Securities and Exchange Commission
CSF	Career Sales Force in SLF Canada	SLEECS	Sun Life ExchangEable Capital Securities
DCAT	Dynamic Capital Adequacy Testing	SLF Asia	Sun Life Financial Asia
EPS	Earnings Per Share	SLF Asset Management	Sun Life Financial Asset Management
FVTPL	Fair Value Through Profit or Loss	SLF Canada	Sun Life Financial Canada
GB	Group Benefits	SLF Inc.	Sun Life Financial Inc.
GRS	Group Retirement Services	SLF U.K.	SLF’s United Kingdom business unit
IASB	International Accounting Standards Board	SLF U.S.	Sun Life Financial United States
IFRS	International Financial Reporting Standards	SLGI	Sun Life Global Investments (Canada) Inc.
LICAT	Life Insurance Capital Adequacy Test	SLIM	Sun Life Investment Management
MCCSR	Minimum Continuing Capital and Surplus Requirements	Sun Life Assurance	Sun Life Assurance Company of Canada

How We Report Our Results

SLF Inc. is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance. In this MD&A, SLF Inc. and its subsidiaries are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”, and also includes, where applicable, our joint ventures and associates. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2016 and the information contained in this document is in Canadian dollars. Where information at and for the year ended December 31, 2016 is not available, information available for the latest period before December 31, 2016 is used. Except where otherwise noted, financial information is presented in accordance with IFRS and the accounting requirements of OSFI.

We manage our operations and report our financial results in five business segments: SLF Canada, SLF U.S., SLF Asset Management, SLF Asia and Corporate. Information concerning these segments is included in SLF Inc.’s annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

Additional information relating to the Company can be found in SLF Inc.’s Annual Consolidated Financial Statements, Interim Consolidated Financial Statements and AIF for the year ended December 31, 2016. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the SEC in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

Information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in the Non-IFRS Financial Measures section of this document.

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this MD&A include (i) statements relating to our growth strategies, financial objectives, future results of operations, and strategic goals; (ii) statements concerning the expected impact of the U.S. employee benefits business acquisition completed in 2016 on earnings per share, excluding transaction and integration costs and our expected pre-tax run rate synergies which are described in this MD&A under the heading Corporate Developments and Actions; (iii) statements concerning our medium-term financial objectives which are described in this MD&A under the heading Financial

10 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Objectives, (collectively, our “medium-term financial objectives”); (iv) statements relating to productivity and expense initiatives, growth initiatives, 2017 Outlook and Priorities, and other business objectives; (v) statements that are predictive in nature or that depend upon or refer to future events or conditions; (vi) statements set out in this document under the heading Risk Management – Market Risk – Interest Rate and Equity Market Sensitivities; (vii) statements relating to cash flows, anticipated payment obligations, funding requirements and our ability to meet these obligations; (viii) statements relating to tax provisions; (ix) statements relating to risks and uncertainties; and (x) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will” and similar expressions are forward-looking statements. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this MD&A under the headings Corporate Developments and Actions, Financial Objectives, Assumption Changes and Management Actions, Risk Management, Capital and Liquidity Management, and Critical Accounting Policies and Estimates and in SLF Inc.’s 2016 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov.

Risk Factors

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, including our medium-term financial objectives, are set out below. The realization of our forward-looking statements, including our ability to meet our medium-term financial objectives, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to mortality, morbidity, longevity and policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the design and implementation of business strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; the execution and integration of mergers, acquisitions and divestitures; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

Medium-Term Financial Objectives

The Company’s medium-term financial objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total equity market return of approximately 8% per annum; (iii) credit experience in line with best estimate actuarial assumptions; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant change in the number of shares outstanding; (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our best estimate assumptions, no material assumption changes including updates to the economic scenario generator and no material accounting standard changes, and (viii) our best estimate actuarial assumptions used in determining our insurance and investment contract liabilities. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.’s Board of Directors and our compliance with the capital requirements in the Insurance Companies Act (Canada). Additional information on dividends is provided in the section in this MD&A under the heading Capital and Liquidity Management – Shareholder Dividends.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in this MD&A under the heading Financial Objectives. Our medium-term financial objectives do not constitute guidance.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 11

Overview

Corporate Overview

Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion.

Mission

To help Clients achieve lifetime financial security.

Vision

To be one of the best insurance and asset management companies globally.

Strategy

We are leveraging our strengths around the world to help our Clients achieve lifetime financial security while creating value for our shareholders.

Our strategy is based on growing our balanced and diversified set of businesses as a part of our four pillar strategy. We have chosen to be active in businesses that are supported by strong growth prospects, demographic trends and long-term drivers of demand for the insurance industry – the aging of baby boomers, the downloading of responsibility from governments and employers to employees and the growth of the middle class in the emerging markets of Asia.

In targeting the four pillars, we are focused on products that have superior growth characteristics, strong product economics and lower capital requirements in order to reduce net income volatility and improve our ROE. The maintenance of a balanced and diversified portfolio of businesses remains fundamental to our strategy.

Strategic areas of focus

Our four pillar strategy is supported by five strategic areas of focus, which enable us to deliver more effectively on our strategy.

1.	Client for life: Our Clients are at the centre of everything we do. We are focused across all of our businesses on building lasting Client relationships by doing three things: making it easier to do business with us, being more proactive in contacting our Clients and delivering consistently superior Client service.
2.	Digital: Our digital capabilities are critical, both to support our focus on our Clients for life and for efficiency and effectiveness. We will continue to invest in our digital capabilities – including both technologies and the talent and culture that will enable us to be more agile, bolder and faster. As we do this, we will focus investments on developing digital approaches to current interactions, being more proactive and personalized with our Clients and building new digital business models.
3.	Data and analytics: Data is a valuable resource for us and we are focused on leveraging it further to deliver value to us and our Clients, while respecting our Clients’ privacy. In particular we are finding ways to use data to strengthen Client relationships, and enhance our efficiency, effectiveness and profitability.
4.	Talent and culture: Our people are our most important assets, and delivering on our strategy will require that we continue to attract and retain the best talent. Our goals are to attract a disproportionate share of top talent across our geographies, continue to build on our high performance culture and ensure that our focus on our Clients for life becomes deeply embedded in our culture.
5.	Financial discipline: Continued financial prudence, disciplined capital allocation and strong execution will be crucial for us to meet our objectives. We seek to achieve top quartile total shareholder returns while maintaining a preferred risk and capital profile.

Values

The following values guide us in achieving our strategy:

•	Integrity – We are committed to the highest standards of business ethics and good governance.
•	Engagement – We value our diverse, talented workforce and encourage, support and reward them for contributing to the full extent of their potential.
•	Client Focus – We provide sound financial solutions for our Clients and always work with their interests in mind.
•	Excellence – We pursue operational excellence through our dedicated people, our quality products and services and our value-based risk management.
•	Value – We deliver value to the Clients and shareholders we serve and to the communities in which we operate.
•	Innovation – We listen to our Clients to provide them with a better experience through innovative products and exceptional service.

12 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Four pillars

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in these pillars below. In 2016, we made significant progress on our strategy by focusing our resources on four key pillars for future growth:

A Leader in Insurance and Wealth Solutions in our Canadian home market

•	We retained our industry-leading positions in GB(1) and GRS(2) and ranked second in the individual insurance(3) business.
•

The strategic investments we made in our businesses are delivering benefits as reflected in increased sales in our individual wealth manufactured products(4), SLGI mutual funds and Sun GIF(5), and our Defined Benefit Solutions products. SLGI completed its sixth full year of operations and continued to offer top-performing funds as all five of the Granite Managed Portfolios had four-year performance that exceeded the peer median(6).

•

We made significant investments to further enhance our Client experience and advance our digital innovation strategy, including the launch of Digital Health Solutions, a new business designed to help Canadians find new and better ways of accessing health care products and services. In addition, Client Solutions’ Digital Benefits Assistant, which surfaces helpful ideas at the right time through our Clients’ channel of choice, continued to build momentum by engaging Clients proactively and delivering personalized and relevant interactions. Other growth initiatives included the launch of automatic enrollment for SLGI’s Private Client program, and GRS’s MAX my money@work, a new digital Client enrollment tool.

•

During 2016, we made enhancements to the my Sun Life Mobile App, enabling Clients to search for local healthcare providers and show Client ratings. This allows Clients to take a more active role in managing their health and well-being. In addition, the app allows Clients to submit claims and check coverage and savings balances.

•	For the eighth year in a row, Canadians have voted Sun Life Financial as the “Most Trusted Life Insurance Company”, part of the Reader’s Digest Trusted Brand™ awards program.

A Leader in global Asset Management

•

MFS continued to deliver strong long-term investment performance and grew AUM to US$426 billion as of December 31, 2016. We continued to invest in our technological infrastructure to ensure MFS continues to deliver world-class Client service and to position its platform for future growth.

•	MFS was named Equity Manager of the Year in the U.K. by Financial News in October, 2016 in recognition for its Client service focus and long-term value.
•

SLIM achieved strong sales growth and launched new products and funds, including Sun Life Institutional Investment (Canada) Inc.’s Short Term Private Fixed Income Plus Fund, Ryan Labs Asset Management Inc.’s (“Ryan Labs”) strategies including Defensive Risk Premia, and two new funds from the Bentall Kennedy group of Companies (“Bentall Kennedy”), ending the year with net sales of $4.5 billion and AUM of $53.2 billion.

•

Bentall Kennedy was ranked among the top five firms globally in the 2016 Global Real Estate Sustainability Benchmark rankings. This is the sixth year that the team at Bentall Kennedy has received this recognition.

A Leader in U.S. Group Benefits and International high net worth solutions

•

In the first quarter of 2016, we closed the acquisition of Assurant Inc.’s U.S. Employee Benefits business, adding new capabilities and scale to our group benefits business in the U.S. The acquired business includes the second largest preferred provider dental network in the U.S., a group life and disability business with products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting and administration.

•

The U.S. employee benefits business acquired in 2016 is proceeding in line with expectations, including the realization of transaction synergies. We are achieving our objectives in integrating our products, distribution, account management teams, and other organizational structures.

•

In Group Benefits, we continued to improve the profitability of the disability business through expense, claims management and pricing actions that we have taken over the past few years. Sales increased significantly year over year reflecting the contribution of the U.S. employee benefits business acquired since closing in 2016.

•	International launched a new life insurance product to broaden our offering to the international life insurance market. International sales increased 16% compared to the prior year.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

•

We have continued to invest in our Asia business, including acquiring full ownership of Sun Life Vietnam Insurance Company Limited, announcing we have agreed to an exclusive 15-year distribution agreement with FWD Life Insurance Company (Bermuda) Limited (“FWD”) in Hong Kong and also to acquire its pension business consisting of the Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses, acquiring full ownership of PT CIMB Sun Life in Indonesia and extending our bancassurance arrangement with PT Bank CIMB Niaga in Indonesia, and increasing our ownership in Birla Sun Life Insurance in India to 49%.

•	Our individual insurance and wealth sales grew 29% and 25% respectively over 2015.

Recognition

•	For the eighth consecutive year, SLF Inc. has been the only North American insurance company to be listed among the 2016 Global 100 Most Sustainable Corporations in the World (the “Global 100”).
•	Sun Life Financial was ranked in the top ten in The Globe and Mail’s Board Games 2016 annual rating of governance practices of Canadian Boards of Directors compiled by the Report on Business.
•	Corporate Knights recognized Sun Life as one of 2016’s Best 50 Corporate Citizens in Canada ranking.

(1)	The 2016 Fraser Group, most recently published Group Universe Report, based on 2015 data as measured by revenue, including administrative services only premium equivalents.
(2)	As measured by Benefits Canada magazine’s 2016 CAP Suppliers Report, based on June 30, 2016 assets under administration, and released in December 2016.
(3)	LIMRA, for the nine months ended September 30, 2016.
(4)	Represents sales of individual wealth products developed by Sun Life, including Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(5)	Sun Life Guaranteed Investment Funds
(6)	Morningstar performance statistics as at December 31, 2016 for performance of the funds since inception.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 13

Corporate Developments and Actions

The following developments and actions occurred since January 1, 2016.

Additional information concerning acquisitions and dispositions is provided in our 2016 Annual Consolidated Financial Statements.

SLF U.S.

On March 1, 2016, we acquired Assurant, Inc.’s U.S. employee benefits business. The acquired business added new capabilities and scale to our leading group benefits business in the U.S. The acquired business includes a dental business and provider network, a group life and disability business, products and capabilities in voluntary benefits and vision, and integrated capabilities in benefits communications, deductions reporting, and administration. Also acquired in the transaction was Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. The purchase price for the acquisition was $1,264 million, consisting of a ceding commission and a payment for the acquisition of direct subsidiaries. The acquisition was financed using a combination of cash and subordinated debt issued by SLF Inc.

The integration is progressing as expected and major milestones in 2016 included achieving our objectives in integrating our products, distribution, account management teams and other organizational structures. The contribution from the acquired business included the expected expense synergies for 2016 and favourable morbidity experience. We maintain our expectations of US$100 million pre-tax run-rate synergies at the end of 2019(1) and an accretion of $0.17 earnings per share to earnings in 2019(1), excluding transaction and integration costs.

SLF Asia

During 2016, we acquired full ownership of Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”, formerly PVI Sun Life Insurance Company Limited). On January 7, 2016, we increased our ownership interest in Sun Life Vietnam, from 49% to 75%, by acquiring from our joint venture partner PVI Holdings an additional 26% of the charter capital. On November 9, 2016, we acquired the remaining 25% of non-controlling interest from PVI Holdings.

On April 11, 2016, we increased our ownership in Birla Sun Life Insurance Company Limited (“BSLI”) in India, from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited.

On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life in Indonesia, from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen our distribution capabilities.

On August 3, 2016, we entered into an agreement to acquire the Hong Kong pension business of FWD, consisting of Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses. We will also enter into an exclusive 15-year distribution agreement with FWD that will allow us to distribute our pension products through FWD’s agency force in Hong Kong. The transactions are expected to be completed in stages over the course of 2017 and 2018, subject to the receipt of regulatory approvals and satisfaction of customary closing conditions.

Common Share Dividend Activity

SLF Inc. increased the dividend paid on its common shares in the first and third quarter of 2016 and paid total common shareholder dividends of $1.62 per common share in 2016, compared to $1.51 paid in 2015. In relation to the Canadian Dividend Reinvestment and Share Purchase Plan (“DRIP”), commencing with the dividends paid on March 31, 2016, common shares were acquired by the plan agent on the open market and no shares were issued from treasury in connection with the plan in 2016. In 2015, SLF Inc. issued approximately 2 million shares from treasury under its DRIP.

Financing Arrangements

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of the U.S. employee benefits business in March 2016 and for general corporate purposes.

On June 1, 2016, SLF Inc. redeemed all of the outstanding $950 million principal amount of the Series B Senior Debentures in accordance with the terms of the Series B Senior Debentures.

On September 19, 2016, SLF Inc. issued $1,000 million principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. The net proceeds from this issue of debentures were raised for general corporate purposes, including investments in subsidiaries and repayment of indebtedness.

On September 30, 2016, 1.1 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 10R (“Series 10R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) through a holder option, on a one-for-one basis. After the conversion, 6.9 million Series 10R Shares and 1.1 million Series 11QR Shares were outstanding. For additional information, refer to Note 15 of our Annual Consolidated Financial Statements.

On December 19, 2016, we announced that the number of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the “Series 12R Shares”) that were elected to be converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the “Series 13QR Shares”) was less than the one million shares required to give effect to conversions into Series 13QR Shares and accordingly no Series 12R Shares were converted into Series 13QR Shares.

On January 4, 2017, SLF Inc. announced its intention to redeem on March 2, 2017 all of the outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures. The redemption will be funded from existing cash and liquid assets.

(1)	See the sections in this MD&A under the heading Forward-looking Statements. Expected accretion to earnings per share is a Non-IFRS financial measure which includes our expected pre-tax run rate synergies and reflects the exclusion of expected transaction and integration costs from expected reported net income. There is is no directly comparable measure under GAAP and a reconciliation is not possible as it is forward-looking information.

14 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Outlook

We expect global growth to moderately increase this year. Canadian growth will improve with more stable commodity prices and on the flow-through impacts of expected stronger U.S. growth. Growth in Asia appears to have stabilized while moderate growth is expected in Europe. Higher inflation and improved economic prospects should lead to greater normalization of monetary policy in the U.S. and potential reductions in quantitative easing in other markets. Geopolitical uncertainty led by growing populism and uncertain trade environments may cause increased market volatility.

We will continue to focus on businesses with strong growth prospects fueled by consumer demand and favourable demographic trends. The aging of the population is expected to continue to drive the demand for greater security and protection of retirement savings. We will respond to this demand with retirement income solutions across various distribution and technology platforms. We will continue to observe the shift in responsibility for funding health and retirement needs from governments and employers to individuals, which has created new opportunities for group and voluntary benefits including the medical stop-loss insurance market in the U.S. We will continue to target higher growth markets in Asia, where we are present in seven markets. With the younger populations and rapidly growing middle class in Asian markets, demand for insurance and wealth products continues to increase. All of these trends are expected to support demand for the pension, savings and health care solutions provided by life insurance companies. Volatile equity markets have resulted in the demand for sophisticated investment and risk management solutions through asset management products. We believe that our asset management businesses will benefit from this environment.

Participants in the financial services sector are making significant investments in digital technology as advancements enable new possibilities that drive shifts in consumer preferences. Sun Life is responding to this trend with several strategic initiatives to establish new digital capabilities across our businesses to drive efficiencies, reach our Clients more effectively and explore new business opportunities.

Financial Objectives

The company has outlined the following medium-term financial objectives:

Measure(1)	Medium-term objectives
Underlying EPS growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.	8%-10%

Underlying ROE ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	12%-14%

Dividend payout ratio Payout of capital serves shareholder value, based on underlying net income.	40%-50%

We continued to make progress against these objectives. Our 2016 underlying EPS growth was 1%, following a strong 2015 underlying EPS growth of 27%. We met our underlying ROE objective with 12.2% in 2016 and 12.8% in 2015, and also met our dividend payout ratio objective with 43% in 2016 and 40% in 2015.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A under the heading Forward-looking Statements – Medium-Term Financial Objectives.

(1)	Underlying EPS, underlying ROE, and the dividend payout ratio are non-GAAP financial measures. See Non-IFRS Financial Measures. The dividend payout ratio represents the ratio of common shareholders’ dividends to underlying net income. See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 15

Financial Highlights

($ millions, unless otherwise noted)	2016	2015	2014
Net income (loss)
Reported net income (loss)	2,485	2,185	1,762
Operating net income (loss)(1)	2,487	2,253	1,920
Underlying net income (loss)(1)	2,335	2,305	1,816
Diluted EPS ($)
Reported EPS (diluted)	4.03	3.55	2.86
Operating EPS (diluted)(1)	4.05	3.68	3.13
Underlying EPS (diluted)(1)	3.80	3.76	2.96
Reported basic EPS ($)	4.05	3.57	2.88
Dividends per common share	1.62	1.51	1.44
Dividend payout ratio based on reported net income(2)	40%	43%	50%
Dividend payout ratio based on underlying net income(1)(2)	43%	40%	49%
Dividend yield(3)	3.7%	3.6%	3.7%
MCCSR ratio(4)	226%	240%	217%
Return on equity (%)
Reported ROE	13.0%	12.2%	11.2%
Operating ROE(1)	13.0%	12.6%	12.2%
Underlying ROE(1)	12.2%	12.8%	11.6%
Premiums and deposits
Net premium revenue	15,048	10,395	9,996
Segregated fund deposits	11,550	12,047	9,249
Mutual fund sales(1)	84,728	76,551	66,619
Managed fund sales(1)(5)	40,270	30,079	29,868
ASO premium and deposit equivalents(1)	6,863	7,078	6,748
Total premiums and deposits(1)(5)	158,459	136,150	122,480
Assets under management
General fund assets	161,071	155,413	139,419
Segregated fund assets	97,167	91,440	83,938
Mutual fund assets(1)	307,937	296,438	240,397
Managed fund assets and other AUM(1)	337,100	348,041	270,688
Total AUM(1)	903,275	891,332	734,442
Capital
Subordinated debt and innovative capital instruments(6)	4,534	3,189	2,865
Participating policyholders’ equity	412	168	141
Total shareholders’ equity	21,956	21,250	18,731
Total capital	26,902	24,607	21,737
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	See Capital and Liquidity Management – Shareholder Dividends section in this MD&A for further information regarding dividends.
(3)	Dividend yield is calculated on dividends per common share paid divided by the daily annual average share price for the applicable period.
(4)	MCCSR ratio of Sun Life Assurance.
(5)	During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $31,079 million in 2015. For additional information, see Financial Performance – Sales.
(6)	Innovative capital instruments consist of SLEECS which qualify as capital for Canadian regulatory purposes. For additional information, see the section in this MD&A under the heading Capital and Liquidity Management – Capital.

16 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating EPS or operating loss per share, and operating ROE, are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that when adjusted, enable our investors to better assess the underlying performance of our businesses: (i) certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges; (ii) fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States; (iii) acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); (iv) goodwill and intangible asset impairment charges; and (v) other items that are not operational or ongoing in nature (e.g., gain or loss on disposal of businesses). Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS, and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income, and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading 2016 Consolidated Results of Operations in the Financial Performance section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss).

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, operating EPS and underlying EPS exclude the dilutive impact of convertible instruments.

The following tables set out the amounts that were excluded from our operating net income (loss), underlying net income (loss) operating EPS and underlying EPS, and provide a reconciliation to our reported net income (loss) and reported EPS based on IFRS for 2016, 2015 and 2014. A reconciliation of our operating net income (loss) and underlying net income (loss) to our reported net income (loss) for the fourth quarters of 2016 and 2015 is provided in this MD&A under the heading Financial Performance – Fourth Quarter 2016 Performance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 17

Reconciliation of Select Net Income Measures

($ millions, unless otherwise noted)	2016	2015	2014
Reported net income	2,485	2,185	1,762
Certain hedges in SLF Canada that do not qualify for hedge accounting	(5)	21	(7)
Fair value adjustments on MFS’s share-based payment awards	30	(9)	(125)
Acquisition, integration and restructuring	(27)	(80)	(26)
Total operating net income adjustments	(2)	(68)	(158)
Operating net income	2,487	2,253	1,920
Equity market impact	51	(128)	44
Interest rate impact	34	65	(179)
Increases (decreases) from changes in the fair value of real estate	22	20	12
Market related impacts	107	(43)	(123)
Assumption changes and management actions	45	(9)	227
Total underlying net income adjustments	152	(52)	104
Underlying net income	2,335	2,305	1,816
Reported EPS (diluted) ($)	4.03	3.55	2.86
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	(0.01)	0.03	(0.01)
Fair value adjustments on MFS’s share-based payment awards ($)	0.05	(0.01)	(0.21)
Acquisition, integration and restructuring ($)	(0.04)	(0.13)	(0.04)
Impact of convertible securities on diluted EPS ($)	(0.02)	(0.02)	(0.01)
Operating EPS (diluted) ($)	4.05	3.68	3.13
Market related impacts ($)	0.18	(0.07)	(0.20)
Assumption changes and management actions ($)	0.07	(0.01)	0.37
Underlying EPS (diluted) ($)	3.80	3.76	2.96

The following table shows the pre-tax amount of operating net income and underlying net income adjustments:

($ millions, unless otherwise noted)	2016	2015	2014
Reported net income (after tax)	2,485	2,185	1,762
Operating and underlying net income adjustments (pre-tax):
Operating net income adjustments	(40)	(85)	(194)
Market related impacts	67	9	(180)
Assumption changes and management actions	10	(54)	277
Total operating and underlying net income adjustments (pre-tax)	37	(130)	(97)
Tax related to operating and underlying net income adjustments	113	10	43
Underlying net income (after tax)	2,335	2,305	1,816

Tax related to operating and underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company’s international operations. The aggregate tax effect depends on whether the operating and underlying adjustment increases and reductions to pre-tax income occurred in high or low tax jurisdictions.

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE, operating ROE and underlying ROE, respectively, reported net income (loss), operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

($ millions)	2016	2015	2014
Revenues	28,573	19,274	25,764
Constant Currency Adjustment	432	–	(1,666)
FV Adjustment	2,233	(1,961)	6,172
Reinsurance in SLF Canada’s GB Operations Adjustment	(2,758)	(4,684)	(4,565)
Adjusted revenue	28,666	25,919	25,823

18 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

($ millions)	2016	2015	2014
Premiums and deposits(1)	158,459	136,150	122,480
Constant Currency Adjustment	4,355	–	(15,967)
Reinsurance in SLF Canada’s GB Operations Adjustment	(2,758)	(4,684)	(4,565)
Adjusted premiums and deposits	156,862	140,834	143,012
(1)	During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Prior periods have been restated to reflect this change.

MFS pre-tax operating profit margin ratio. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Assumption changes and management actions. In this MD&A, the impact of assumption changes and management actions on shareholders’ net income (after-tax) is included in reported net income and operating net income and is excluded in calculating underlying net income, as described in this MD&A under the heading Financial Performance – 2016 Consolidated Results of Operations – Net Income.

Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The MD&A view of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures:

($ millions)	2016	2015(7)
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	(35)	(311)
Less: Participating Policyholders(2)	181	30
Add: Management Actions(3)	234	248
Other(4)	(8)	(2)
Assumption changes and management actions (pre-tax)	10	(95)
Less: Tax(5)	(35)	(45)
Assumption changes and management actions (after-tax)(6)	45	(50)
(1)	Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the income impact related to the amount shown in Note 10.A of our Annual Consolidated Financial Statements.
(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)	Adjustment to include the pre-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(4)	Adjustments to include the pre-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)	The tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the effective tax rates in the jurisdictions in which we do business.
(6)	Assumption changes and management actions is included in reported net income and operating net income and is excluded in calculating underlying net income, as described in this MD&A under the heading Financial Performance – 2016 Consolidated Results of Operations – Net Income.
(7)	The impact to operating net income was a decrease of $9 million, which is presented as an adjustment to arrive at underlying net income. $41 million related to the SLF U.S. International wealth business recorded in Management Actions in the table above was included in the adjustment to operating net income.

Impact of foreign exchange. Several financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM and assets under administration; (iii) effective income tax rates on an operating net income and underlying net income basis; (iv) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (v) Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI; (vi) dividend payout based on underlying net income.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 19

Financial Performance

2016 Consolidated Results of Operations

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss).

Net Income

Our reported net income was $2,485 million for 2016, compared to $2,185 million in 2015. Operating net income was $2,487 million for 2016, compared to $2,253 million in 2015. Underlying net income was $2,335 million, compared to $2,305 million in 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in 2016 and 2015.

($ millions, after-tax)	2016	2015
Reported net income	2,485	2,185
Certain hedges in SLF Canada that do not qualify for hedge accounting	(5)	21
Fair value adjustments on MFS’s share-based payment awards	30	(9)
Acquisition, integration and restructuring(1)	(27)	(80)
Operating net income(2)	2,487	2,253
Equity market impact
Impact from equity market changes	62	(99)
Basis risk impact	(11)	(29)
Equity market impact(3)	51	(128)
Interest rate impact
Impact from interest rate changes	45	3
Impact of credit spread movements	(41)	33
Impact of swap spread movements	30	29
Interest rate impact(4)	34	65
Increases (decreases) from changes in the fair value of real estate	22	20
Market related impacts	107	(43)
Assumption changes and management actions	45	(9)
Underlying net income(2)	2,335	2,305
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	154	164
Mortality	(14)	29
Morbidity	(23)	–
Credit	64	72
Lapse and other policyholder behaviour	(11)	(14)
Expenses	(124)	(86)
Other	39	2
(1)	In 2016, Acquisition, integration and restructuring amounts primarily related to integration costs of the U.S. employee benefits business acquisition in 2016, and the integration of Bentall Kennedy and Ryan Labs acquired in 2015. These costs were partially offset by a non-cash gain of $37 million as a result of both remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited and remeasuring our existing investment to fair value upon acquiring control over the operations of PT CIMB Sun Life in Indonesia, which was partially offset by acquisition and integration costs. In 2015, Acquisition, integration and restructuring amounts consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $17 million related to our acquisitions and integrations of Bentall Kennedy, Prime Advisors Inc. (“Prime Advisors”), and Ryan Labs as well as acquisition costs related to the U.S. employee benefits business acquired in 2016.
(2)	Represents a non-IFRS financial measure. See section under the heading Non-IFRS Financial Measures in this MD&A.
(3)	Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes that differ from best estimate assumptions and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

20 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Our reported net income for 2016 and 2015 included items that we believe are not operational in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for 2016 and 2015 excluded the net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items reduced reported net income by $2 million in 2016, compared to a reduction of $68 million in 2015.

Our underlying net income for 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions increased operating net income by $152 million in 2016, compared to a decrease of $52 million in the same period in 2015. Interest rates experience in the fourth quarter of 2016 reflects gains from large increases in long-term rates without similar increases in short-term rates, favourable impacts from rebalancing of hedges, and changes in the positioning of the asset portfolio as rates increased during the quarter.

Net income in 2016 also reflected gains from investment activities on insurance contract liabilities and positive credit experience, partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses, and unfavourable morbidity experience mainly in the U.S.

Net income in 2015 also reflected favourable impact from investment activity on insurance contract liabilities, positive credit and mortality experience, partially offset by unfavourable expense experience including investment in growing our businesses and lapse and other policyholder behaviour.

Assets Under Management

AUM consist of general funds, segregated funds and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $903.3 billion as at December 31, 2016, compared to AUM of $891.3 billion as at December 31, 2015. The increase in AUM of $12.0 billion between December 31, 2016 and December 31, 2015 resulted primarily from:

(i)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $40.8 billion;
(ii)	business growth and activity of $6.4 billion;
(iii)	an increase of $2.2 billion from the change in value of FVTPL assets and liabilities; and
(iv)	the impact of the U.S. employee benefits business acquired in 2016 of $2.4 billion; partially offset by
(v)	a decrease of $25.5 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(vi)	a decrease of $9.0 billion from a reduction of assets related to a Bentall Kennedy Client(1); and
(vii)	net outflow of mutual, managed, and segregated funds of $5.3 billion.

General fund assets were $161.1 billion at December 31, 2016, up $5.7 billion from December 31, 2015. The increase in general fund assets was primarily attributable to:

(i)	business growth and activity of $5.4 billion;
(ii)	the impact of the U.S. employee benefits business acquired in 2016 of $2.4 billion; and
(iii)	an increase of $2.2 billion from the change in value of FVTPL assets and liabilities; partially offset by
(iv)	a decrease of $4.3 billion from a strengthening Canadian dollar against foreign currencies compared to the prior period exchange rates.

Segregated fund assets were $97.2 billion as at December 31, 2016, compared to $91.4 billion as at December 31, 2015. The increase in segregated fund assets was primarily due to favourable market movement of $6.3 billion, net sales of $2.0 billion, business growth and activity of $0.2 billion, partially offset by the currency impact from the strengthening Canadian dollar of $2.7 billion.

Mutual funds, managed funds and other AUM increased to $645.0 billion, $0.6 billion higher than as at December 31, 2015. The increase was mainly driven by favourable market movement of $34.5 billion, business growth and activity of $0.9 billion, partially offset by $18.5 billion of currency impact from the strengthening Canadian dollar, net outflows of $7.3 billion and a decrease of $9.0 billion from a reduction of assets related to a Bentall Kennedy Client.

Changes in Liabilities and Shareholders’ Equity

Insurance contract liabilities balances before Other policy liabilities and assets of $108.4 billion as at December 31, 2016 increased by $4.7 billion compared to December 31, 2015, mainly due to balances arising from new policies, changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities), and the U.S. employee benefits business acquired in 2016, partially offset by the currency impact of the strengthening of the Canadian dollar relative to exchange rates at December 31, 2015.

Shareholders’ equity, including preferred share capital, was $22.0 billion as at December 31, 2016, compared to $21.3 billion as at December 31, 2015. The $0.7 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.6 billion in 2015, before preferred share dividends of $96 million; and
(ii)	$39 million from stock options exercised and $4 million from stock-based compensation; partially offset by
(iii)	common share dividend payments of $986 million;
(iv)	a decrease of $634 million from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015;
(v)	a decrease of $76 million from other comprehensive income (“OCI”) of joint ventures and associates;
(vi)	changes in liabilities for defined benefit plans of $73 million;
(vii)	$30 million related to the acquisition of non-controlling interests in Sun Life Vietnam; and
(viii)	net unrealized losses on AFS assets in OCI of $14 million.

(1)

During the second quarter of 2016, a Client of Bentall Kennedy exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets. The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this are not reported in AUM.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 21

Revenue

Revenue includes: (i) premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on AFS assets and changes in the value of derivative instruments and assets designated as FVTPL and currency changes on assets and liabilities; and (iii) fee income received for services provided. Premium and deposit equivalents from ASO, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities.

Revenue ($ millions)	2016	2015	2014
Premiums
Gross
Life insurance	8,894	7,462	7,003
Health insurance	7,909	6,474	5,916
Annuities	2,624	2,888	2,580
	19,427	16,824	15,499
Ceded
Life insurance	(1,772)	(1,962)	(1,698)
Health insurance	(2,247)	(4,093)	(3,803)
Annuities	(360)	(374)	(2)
	(4,379)	(6,429)	(5,503)
Net premiums	15,048	10,395	9,996
Net investment income (loss)
Interest and other investment income	5,489	5,288	4,941
Fair value and foreign currency changes on assets and liabilities	2,233	(1,961)	6,172
Net gains (losses) on AFS assets	223	228	202
Net investment income (loss)	7,945	3,555	11,315
Fee income	5,580	5,324	4,453
Total revenue	28,573	19,274	25,764
Adjusted revenue(1)	28,666	25,919	25,823
(1)	Represents a non-IFRS financial measure that adjusts revenue for the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Revenue of $28.6 billion in 2016 was up $9.3 billion from revenue of $19.3 billion in 2015. The increase was primarily driven by increases in the fair value of FVTPL assets primarily due to decline in credit spreads, the partial recapture of a reinsurance agreement in GB in SLF Canada in 2016, higher net premium revenue in SLF U.S. and SLF Asia, and currency impact from the change in the Canadian dollar. The weakening of the Canadian dollar relative to average exchange rates in 2015 increased revenue by $0.4 billion. Adjusted revenue in 2016 was $28.7 billion, an increase of $2.8 billion from 2015. The increase in adjusted revenue was primarily attributable to higher net premium revenue in SLF U.S., SLF Asia and SLF Canada.

Gross premiums were $19.4 billion in 2016, up from $16.8 billion in 2015. The increase of $2.6 billion in gross premiums was primarily driven by increases in GB in SLF U.S., Individual Insurance and GB in SLF Canada, Hong Kong in SLF Asia, and currency impact from the weakening Canadian dollar, partially offset by decreases in GRS in SLF Canada.

Ceded premiums in 2016 were $4.4 billion, compared to $6.4 billion from 2015. The decrease of $2.0 billion was primarily attributable to the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada effective the first quarter of 2016 and a reinsurance agreement in Run-off Reinsurance we entered into during the third quarter of 2015. The impact of the ceded premiums was largely offset in recovered claims and benefits that were recorded as reinsurance recoveries in our Consolidated Statements of Operations.

Net investment income in 2016 was $7.9 billion, up $4.3 billion from $3.6 billion in 2015. The increase in net investment income was primarily due to increases in the fair value of FVTPL assets compared to net losses in the prior year, across the Company.

Fee income was $5.6 billion in 2016, compared to $5.3 billion in 2015. The increase was driven by increased fee income in SLIM, SLF Canada, SLF Asia and SLF U.S., and currency impact from the weakening Canadian dollar.

22 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Premiums and Deposits

Premiums and deposits were $158.5 billion in 2016, compared to $136.2 billion in 2015, primarily attributable to higher fund sales, currency impact of $4.4 billion from the change in the Canadian dollar, and increased net premium revenue, partially offset by lower segregated fund deposits and ASO premium and deposit equivalents. Adjusted premiums and deposits of $156.9 billion in 2016 increased $16.1 billion compared to 2015. The increase was largely driven by higher fund sales and net premium revenue, partially offset by decreased segregated fund deposits and ASO premium and deposit equivalents.

($ millions)	2016	2015	2014
Premiums and Deposits
Net premium revenue	15,048	10,395	9,996
Segregated fund deposits	11,550	12,047	9,249
Mutual fund sales(1)	84,728	76,551	66,619
Managed fund sales(1)(2)	40,270	30,079	29,868
ASO premium and deposit equivalents(1)	6,863	7,078	6,748
Total premiums and deposits(1)	158,459	136,150	122,480
Adjusted premiums and deposits(1)(3)	156,862	140,834	143,012
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Managed fund sales were previously reported as $31,079 million in 2015. For additional information, see Financial Performance – Sales.
(3)	Represents a non-IFRS financial measure that adjusts premiums and deposits for the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Non-IFRS Financial Measures.

Net life, health and annuity premiums were $15.0 billion in 2016, up $4.6 billion from 2015. The weakening of the Canadian dollar relative to average exchange rates in 2015 increased net premiums by $248 million.

Segregated fund deposits were $11.6 billion in 2016, compared to $12.0 billion in 2015. The change was largely attributable to decrease in GRS in SLF Canada, partially offset by increase in individual wealth in SLF Canada.

Sales of mutual funds were $84.7 billion in 2016, compared to $76.6 billion in 2015, mainly driven by increased fund sales in MFS, currency impact from the change in the Canadian dollar, and higher fund sales from India and the Philippines in SLF Asia and SLGI in SLF Canada. The change of the Canadian dollar relative to average exchange rates in 2015 increased mutual fund sales by $2.7 billion.

Sales of managed funds were $40.3 billion in 2016, up $10.2 billion from $30.1 billion in 2015, primarily reflecting the acquisitions in SLIM in 2015, increased fund sales in MFS, currency impact from the change in the Canadian dollar, and higher sales in SLF Asia. The change of the Canadian dollar relative to average exchange rates in 2015 increased managed fund sales by $1.4 billion.

ASO premium and deposit equivalents for 2016 decreased $0.2 billion from 2015, primarily attributable to decreases in Hong Kong in SLF Asia and GRS in SLF Canada, partially offset by increase in GB in SLF Canada.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 23

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, life and health sales consist of the individual and group life and health sales from subsidiaries, joint ventures and associates based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, Vietnam, India, China, and Malaysia; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest. SLF Asset Management sales(1) consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

($ millions)	2016	2015	2014
Life and health sales(2)
SLF Canada	950	836	843
SLF U.S.	1,148	801	774
SLF Asia	660	535	451
Total life and health sales	2,758	2,172	2,068
Wealth sales(2)(3)
SLF Canada(4)	13,200	14,621	13,791
SLF Asia	8,849	7,070	5,648
Total wealth sales excluding SLF Asset Management	22,049	21,691	19,439
SLF Asset Management sales(1)(2)	116,270	99,523	91,112
Total wealth sales	138,319	121,214	110,551
Large case longevity insurance sale(2)(5) - SLF Canada	–	5,260	–
(1)	During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales for SLF Asset Management were previously reported as $100,523 million in 2015. Gross and net sales for prior periods have been conformed to this approach. Revenue and other IFRS financial measures were not impacted.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(3)	Wealth sales exclude investment product sales of $569 million in 2015 and $935 million in 2014 in SLF U.S.’s International wealth business, which was closed to new sales in December 2015.
(4)	In 2014, SLF Canada wealth sales included sales from Sun Life Institutional Investments (Canada) Inc. of $25 million.
(5)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

Total Company life and health sales were $2,758 million in 2016, compared to $2,172 million in 2015.

•	SLF Canada life and health sales were $950 million in 2016, compared to $836 million in 2015, primarily due to higher sales in Individual Insurance & Wealth, partially offset by decreased sales in GB.
•

SLF U.S. life and health sales were $1,148 million in 2016, up $347 million from 2015, largely driven by the U.S. employee benefits business acquisition in 2016, higher sales in Group Benefits, and currency impact of $41 million from the weakening Canadian dollar.

•

SLF Asia life and health sales were $660 million in 2016, compared to $535 million in 2015, mainly reflecting strong sales growth in Hong Kong, Malaysia, Indonesia, the Philippines and increased ownership in our businesses in India, Indonesia and Vietnam, partially offset by lower sales in China.

Total Company wealth sales were $138.3 billion in 2016, compared to $121.2 billion in 2015.

•	SLF Canada wealth sales were $13.2 billion in 2016, compared to $14.6 billion in 2015, reflecting lower sales in GRS.
•

SLF Asia wealth sales were $8.8 billion in 2016, up $1.7 billion compared to 2015, primarily driven by increased fund sales in India, higher individual wealth sales in China, growth in the MPF sales in Hong Kong and mutual fund sales in the Philippines.

•

SLF Asset Management sales were $116.3 billion in 2016, increased $16.8 billion compared to 2015, largely due to higher fund sales from MFS, and organic growth and contribution from 2015 acquisitions in SLIM, and currency impact of $4.1 billion from the weakening Canadian dollar.

Benefits and Expenses

Total benefits and expenses were $25.1 billion in 2016, up $8.7 billion from $16.4 billion in 2015.

($ millions)	2016	2015
Benefits and Expenses
Gross claims and benefits paid	15,210	14,086
Changes in insurance/investment contract liabilities and reinsurance assets (net of reinsurance recoveries)(1)	1,198	(5,419)
Commissions	2,372	2,100
Operating expenses	6,000	5,037
Other(2)	348	571
Total benefits and expenses	25,128	16,375
(1)	Includes increase (decrease) in insurance contract liabilities, decrease (increase) in reinsurance assets, increase (decrease) in investment contract liabilities, and reinsurance expenses (recoveries).
(2)	Other includes net transfer to (from) segregated funds, premium taxes and interest expense.

24 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Gross claims and benefits paid in 2016 were $15.2 billion, up $1.1 billion from 2015 primarily as a result of the acquisition of the U.S. employee benefits business in 2016, currency impact from the weakening Canadian dollar, and increases in GRS and GB in SLF Canada.

Changes in insurance/investment contract liabilities and reinsurance assets (net of recoveries) of $1.2 billion, increased by $6.6 billion over 2015. The change was primarily attributable to an increase in the fair value of assets supporting insurance contract liabilities as well as the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada effective the first quarter of 2016.

Commission expenses of $2.4 billion in 2016 were up $0.3 billion from 2015. The increase was mainly attributable to increased commission expenses from the acquisition of the U.S. employee benefits business in 2016, higher sales in Individual Insurance & Wealth in SLF Canada, Hong Kong, the Philippines and Indonesia in SLF Asia, and currency impact of $49 million from the weakening Canadian dollar.

Operating expenses of $6.0 billion in 2016 were $1.0 billion higher than 2015. Expenses increased primarily as a result of the acquisition of the U.S. employee benefits business in 2016 and SLIM acquisitions in 2015, increases in SLF Canada, SLF Asia, and currency impact of $111 million from the weakening of the Canadian dollar. Additional information on operating expenses can be found in Note 18 in our 2016 Annual Consolidated Financial Statements.

Other expenses of $0.3 billion were down $0.3 billion from 2015 primarily as a result of an increase in net transfers from segregated funds.

Assumption Changes and Management Actions

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, lapse and other policyholder behaviour, expenses and inflation and other factors over the life of our products. We review assumptions each year, generally in the third quarter, and revise these assumptions if appropriate. We consider our actual experience in current and past periods relative to our assumptions as part of our annual review.

During 2016, the net impact of assumption changes and management actions resulted in an increase of $45 million to reported net income and operating net income, compared to a decrease of $50 million to reported net income and a decrease of $9 million to operating net income in 2015.

Assumption Changes and Management Actions by Type

2016	Full year
($ millions, after-tax)	Impact on net income	Comments

Mortality/morbidity	29	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	(81)	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF U.S. businesses that are closed to new sales.

Expenses	(21)	Updates to reflect expense studies.

Investment returns	140	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were favourable changes to projected credit and swap spreads, partially offset by changes to returns on non-fixed income assets. In addition, the updates included a reduction of the provision for investment risk in SLF Canada(2).
Model enhancements and other	(22)	Various enhancements and methodology changes across all jurisdictions, partially offset by net changes to provisions for reinsurance in SLF U.S.
Total impact of assumption changes and management actions on net income(1)	45
(1)	Assumption changes and management actions is included in reported net income and operating net income and is excluded in calculating underlying net income, as described in this MD&A under the heading Financial Performance – 2016 Consolidated Results of Operations – Net Income. Further information can also been found under the heading Non-IFRS Financial Measures.
(2)	Net income attributable to participating policyholders also increased due to a reduction of the provision for investment risk in SLF Canada. For additional information, see Note 10.A in our 2016 Annual Consolidated Financial Statements.

Additional information on estimates relating to our policyholder obligations, including the methodology and assumptions used in their determination, can be found in this MD&A under the heading Accounting and Control Matters – Critical Accounting Policies and Estimates and in Note 10 in our 2016 Annual Consolidated Financial Statements.

Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2016. There were no goodwill impairment charges in 2016 or 2015. No impairment charges on intangible assets were recognized in 2016. There were no significant impairment charges on intangible assets in 2015.

Income Taxes

In 2016, we had an income tax expense of $619 million on reported net income before taxes of $3,445 million, which resulted in an effective income tax rate of 18.0%. This compares to an income tax expense of $599 million on reported net income before taxes of $2,899 million and an effective income tax rate of 20.7% in 2015.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 25

On an operating basis(1), in 2016, we had an income tax expense of $578 million on our operating net income before taxes of $3,206 million, representing an effective income tax rate of 18.0%. This compares to an income tax expense of $629 million on operating net income before taxes of $3,044 million and an effective income tax rate of 20.7% in 2015.

On an underlying basis(1), in 2016, we had an income tax expense of $653 million on our underlying net income before taxes of $3,129 million, representing an effective income tax rate of 20.9%. This compares to an income tax expense of $622 million on underlying net income before taxes of $3,089 million and an effective income tax rate of 20.1% in 2015.

Our effective tax rate is normally reduced below the statutory rate of 26.75% by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 18% to 22%. The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

In 2016, our effective income tax rate on all bases was favourably impacted by tax exempt investment income, higher profits in foreign jurisdictions with lower tax rates, as well as the resolution of various tax audits.

In 2015, the impacts of higher taxes on distributions from foreign subsidiaries and unrecognized tax losses were primarily offset by favourable adjustments to prior years, which resulted from resolution of tax audits and finalization of prior years’ tax returns in various jurisdictions such that the effective tax rate on all bases was in the expected range.

In the fourth quarter of 2016, our effective tax rates on reported net income, operating net income(1) and underlying net income(1) were 19.5%, 20.5%, and 16.5% respectively.

Other Taxes

In addition to income taxes, we pay various indirect taxes in jurisdictions in which we carry on business. Indirect taxes include premium taxes, investment income tax, payroll related taxes, property taxes, sales taxes, business taxes and other taxes, as follows:

($ millions)	2016	2015
Income tax expense	619	599
Indirect taxes
Premium taxes (net of premium taxes on ceded business)(1)	312	264
Payroll taxes	154	128
Property taxes	134	125
Goods and services tax (GST), harmonized tax (HST) and other sales taxes	103	85
Business taxes and other	18	13
Total indirect taxes	721	615
Total taxes	1,340	1,214
Reported effective income tax rate	18%	20.7%
Total taxes as a percentage of net income before deduction of total taxes	32.2%	34.5%
(1)	Premium taxes include investment income tax.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters and two years.

Exchange rate	Quarterly					Full year

	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15	2016	2015
Average
U.S. Dollar	1.335	1.304	1.289	1.373	1.335	1.325	1.278
U.K. Pounds	1.659	1.711	1.849	1.968	2.025	1.797	1.953
Period end
U.S. Dollar	1.343	1.313	1.292	1.300	1.384	1.343	1.384
U.K. Pounds	1.657	1.703	1.720	1.867	2.040	1.657	2.040

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis.

(1)

Our effective income tax rate on operating net income is calculated using operating net income and income tax expense associated with operating net income. Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income. The effective tax rates calculated on an operating and underlying basis also exclude amounts attributable to participating policyholders.

26 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

During the fourth quarter of 2016, our reported net income, operating net income and underlying net income decreased by $8 million, $8 million and $9 million, respectively, as a result of the strengthening Canadian dollar in the fourth quarter of 2016 relative to the average exchange rates in the fourth quarter of 2015. During the year 2016, our reported net income, operating net income and underlying net income increased by $29 million, $30 million and $26 million, respectively, as a result of the weakening Canadian dollar in 2016 relative to the average exchange rates in 2015.

Fourth Quarter 2016 Performance

Net Income

Our reported net income was $728 million in the fourth quarter of 2016, compared to $536 million in the fourth quarter of 2015. Operating net income was $732 million for the quarter ended December 31, 2016, compared to $598 million for the same period in the prior year. Underlying net income was $560 million in the fourth quarter of 2016, compared to $646 million in the fourth quarter of 2015.

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the fourth quarter of 2016 and 2015.

	Q4’16	Q4’15
($ millions, after-tax)
Reported net income	728	536
Certain hedges in SLF Canada that do not qualify for hedge accounting	8	10
Fair value adjustments on MFS’s share-based payment awards	10	(6)
Acquisition, integration and restructuring(1)	(22)	(66)
Operating net income(2)	732	598
Equity market impact
Impact from equity market changes	29	(1)
Basis risk impact	(3)	(3)
Equity market impact(3)	26	(4)
Interest rate impact
Impact from interest rate changes	160	(16)
Impact of credit spread movements	(25)	(10)
Impact of swap spread movements	(5)	(9)
Interest rate impact(4)	130	(35)
Increases (decreases) from changes in the fair value of real estate	6	3
Market related impacts	162	(36)
Assumption changes and management actions	10	(12)
Underlying net income(2)	560	646
Impact of other notable items on our net income:
Experience related items(5)
Impact of investment activity on insurance contract liabilities	15	73
Mortality	(4)	7
Morbidity	(13)	12
Credit	22	18
Lapse and other policyholder behaviour	(7)	(4)
Expenses(6)	(76)	(44)
Other	22	23
(1)	In the fourth quarter of 2016, Acquisition, integration and restructuring amounts primarily related to the integrations of the U.S. employee benefits business we acquired in 2016, Bentall Kennedy acquired in 2015, and the buy-up of PT CIMB Sun Life in Indonesia in 2016. In the fourth quarter of 2015, Acquisition, integration and restructuring amounts consisted of $63 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of $41 million to reflect assumption updates including the expense strengthening associated with closing the business, and $3 million related to the acquisition and integration of Bentall Kennedy, Prime Advisors and Ryan Labs and acquisition costs related to the U.S. employee benefits business acquired in 2016.
(2)	Represents a non-IFRS financial measure. See section under the heading Non-IFRS Financial Measures in this MD&A.
(3)	Equity market impact consists primarily of the effect of returns in equity markets during the period, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% per quarter. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.
(4)	Interest rate impact includes the effect of interest rate changes that differ from best estimate assumptions and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of changes in assumed fixed income reinvestment rates and of credit and swap spread movements.
(5)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(6)	Expense experience in the fourth quarter of 2016 includes $46 million ($11 million in 2015) reflecting higher incentive plan payments related to strong operating results and long-term relative share performance.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 27

Our reported net income for the fourth quarter of 2016 and 2015 included items that we believe are not operational in nature and which are, therefore, excluded in our calculation of operating net income. Operating net income for the fourth quarter of 2016 and 2015 excluded the net impact of certain hedges in SLF Canada that do not qualify for hedge accounting, fair value adjustments on MFS’s share-based payment awards, and acquisition, integration and restructuring amounts. The net impact of these items reduced reported net income by $4 million in the fourth quarter of 2016, compared to a reduction of $62 million in the fourth quarter of 2015.

Our underlying net income for the fourth quarter of 2016 and 2015 excludes market related impacts and assumption changes and management actions. The net impact of market related impacts and assumption changes and management actions increased operating net income by $172 million in the fourth quarter of 2016, compared to a decrease of $48 million in the fourth quarter of 2015. Interest rates experience in the fourth quarter of 2016 reflects gains from large increases in long-term rates without similar increases in short-term rates, favourable impacts from rebalancing of hedges, and changes in the positioning of the asset portfolio as rates increased during the quarter.

Net income in the fourth quarter of 2016 also reflected positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Net income in the fourth quarter of 2015 also reflected the favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit and morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by unfavourable expense experience including investment in growing our businesses.

Performance by Business Group

We manage our operations and report our financial results in five business segments.

The following table sets out the differences between our reported net income (loss), operating net income (loss) and underlying net income (loss) by business segment. Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss) and underlying net income (loss).

	Q4 2016						Q4 2015

($ millions, after-tax)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total	Total
Reported net income (loss)	398	106	198	58	(32)	728	536
Items excluded from operating net income:
Certain hedges that do not qualify for hedge accounting	8	–	–	–	–	8	10
Fair value adjustments on MFS’s share-based payment awards	–	–	10	–	–	10	(6)
Acquisition, integration and restructuring	–	(15)	–	(1)	(6)	(22)	(66)
Operating net income (loss)(1)	390	121	188	59	(26)	732	598
Market related impacts	130	32	–	6	(6)	162	(36)
Assumption changes and management actions	17	2	–	(9)	—	10	(12)
Underlying net income (loss)(1)	243	87	188	62	(20)	560	646
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

The following section describes the operations and financial performance of SLF Canada, SLF U.S., SLF Asset Management, SLF Asia and Corporate.

SLF Canada

SLF Canada’s reported net income was $398 million in the fourth quarter of 2016, compared to $210 million in the fourth quarter of 2015. Operating net income was $390 million, compared to $200 million in the fourth quarter of 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2016 and 2015, which is set out in the table above.

Underlying net income in the fourth quarter of 2016 was $243 million, compared to $269 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2016 was primarily driven by interest rates and equity markets largely impacting Individual Insurance & Wealth, compared to the unfavourable effect in the fourth quarter of 2015, primarily driven by interest rates and equity markets.

Net income in the fourth quarter of 2016 also reflected new business gains in Individual Insurance & Wealth and GRS from strong sales and a release of a litigation provision in Individual Insurance & Wealth, partially offset by growth in our expenses including investment in our individual wealth business.

Net income in the fourth quarter of 2015 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in GRS and favourable disability experience in GB, partially offset by expense experience including investment in growing our individual wealth business.

28 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

SLF U.S.

SLF U.S.’s reported net income was C$106 million in the fourth quarter of 2016, compared to C$100 million in the fourth quarter of 2015. Operating net income was C$121 million, compared to C$163 million in the fourth quarter of 2015. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring amounts, which are set out in the table above. Underlying net income was C$87 million, compared to C$158 million in the fourth quarter of 2015. There was minimal impact from the movement of the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 since the average exchange rates were consistent.

In U.S. dollars, SLF U.S.’s reported net income was US$80 million in the fourth quarter of 2016, compared to US$75 million in the fourth quarter of 2015. Operating net income was US$92 million in the fourth quarter of 2016, compared to US$121 million in the fourth quarter of 2015. Underlying net income was US$65 million in the fourth quarter of 2016, compared to US$118 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effects of market related impacts in the fourth quarter of 2016 were primarily driven by interest rates, mainly in In-force Management partially offset by changes in credit spreads, compared to a favourable effect in the fourth quarter of 2015, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016, favourable credit experience and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable mortality experience in In-force Management and unfavourable morbidity experience in Group Benefits.

Net income in the fourth quarter of 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected the favourable impact of investing activities on insurance contract liabilities, favourable credit experience, net realized gains on the sale of AFS assets, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable group life claims experience.

SLF Asset Management

SLF Asset Management’s reported net income was C$198 million in the fourth quarter of 2016, compared to C$177 million in the fourth quarter of 2015. SLF Asset Management had operating net income and underlying net income of C$188 million in the fourth quarter of 2016, compared to C$183 million in the fourth quarter of 2015. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. There was minimal impact from movement of the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 since the average rates were consistent.

SLF Asset Management’s net income increased in the fourth quarter of 2016 compared to the same period in 2015 primarily due to MFS’s results, as described below.

In U.S. dollars, MFS’s reported net income was US$142 million in the fourth quarter of 2016, compared to US$126 million in the fourth quarter of 2015. MFS’s operating net income was US$135 million in the fourth quarter of 2016, compared to US$131 million in the fourth quarter of 2015. Operating net income in MFS excludes the impact of fair value adjustments on share-based payment awards, which is set out in the table above. MFS’s operating net income in U.S. dollars increased in the fourth quarter of 2016 compared to the same period in 2015, primarily due to higher average net assets and lower taxes in the quarter, partially offset by foreign exchange. MFS’s pre-tax operating profit margin ratio was 35% in the fourth quarter of 2016, down from 38% in the fourth quarter of 2015.

SLIM’s reported net income and operating net income was C$9 million in the fourth quarter of 2016, unchanged from the fourth quarter of 2015.

SLF Asia

SLF Asia’s reported net income was $58 million and operating net income was $59 million in the fourth quarter of 2016, compared to reported net income and operating net income of $73 million in the fourth quarter of 2015. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The impact of the change in the Canadian dollar in the fourth quarter of 2016 relative to average exchange rates in the fourth quarter of 2015 reduced reported net income, operating net income and underlying net income by $2 million.

Underlying net income was $62 million, compared to $52 million in the fourth quarter of 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the fourth quarter of 2016 were primarily driven by interest rates, partially offset by equity markets, compared to the favourable effect in the fourth quarter of 2015, primarily driven by interest rate and equity market changes.

Net income in the fourth quarter of 2016 also reflected business growth, partially offset by growth in our expenses, including investment in our business, relative to the fourth quarter of 2015.

Corporate

Corporate had reported net loss of $32 million in the fourth quarter of 2016, compared to reported loss of $24 million in the fourth quarter of 2015. Operating net loss was $26 million in the fourth quarter of 2016, compared to an operating net loss of $21 million in the same period in the prior year. Operating net loss excludes acquisition, integration and restructuring amounts in 2016 and 2015, which are set out in the table above. The strengthening Canadian dollar in the fourth quarter of 2016 relative to the U.K. pound in the fourth quarter of 2015 increased Corporate’s reported net loss, operating net loss and underlying net loss by $6 million, $6 million and $7 million, respectively.

Underlying net loss was $20 million, compared to underlying net loss of $16 million in the fourth quarter of 2015. Underlying net loss excludes from operating net loss market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in the fourth quarter of 2016 were primarily driven by equity markets and interest rates, compared to the unfavourable effect in the fourth quarter of 2015, primarily driven by equity markets partially offset by interest rates.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 29

SLF U.K.’s operating net income was $26 million in the fourth quarter of 2016, compared to $22 million in the fourth quarter of 2015. SLF U.K.’s net income in the fourth quarter of 2016 reflected unfavourable market related impacts and expense experience. Net income in the fourth quarter of 2015 reflected unfavourable equity markets and the impact of a tax rate change partially offset by the impact of interest rates.

Corporate Support had an operating net loss of $52 million in the fourth quarter of 2016, compared to an operating net loss of $43 million in the fourth quarter of 2015. Net loss in the fourth quarter of 2016 increased relative to the same period in 2015, primarily due to incentive compensation costs related to strong operating results and long-term relative share performance.

Additional Financial Disclosure

Revenue for the fourth quarter of 2016 was $2.4 billion, compared to $5.6 billion in the fourth quarter of 2015. Revenues decreased primarily as a result of decreases in the fair value of FVTPL assets primarily due to increases in interest rates, partially offset by higher net premium revenue in SLF Canada, SLF U.S. and SLF Asia, including the partial recapture of a reinsurance agreement in GB in SLF Canada effective the first quarter of 2016. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 increased revenue by $58 million. Adjusted revenue was $8.0 billion for the fourth quarter of 2016, compared to $7.5 billion in the fourth quarter of 2015 primarily due to higher net premium revenue in SLF U.S. and SLF Asia.

Premiums and deposits were $42.4 billion for the quarter ended December 31, 2016, compared to $33.1 billion for the quarter ended December 31, 2015. Total adjusted premiums and deposits in the fourth quarter of 2016 were up $8.9 billion compared to the same period in the prior year. In both cases, the increase was mainly due to increased fund sales, higher segregated fund deposits and net premium revenue, partially offset by lower ASO premium and deposit equivalents. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2015 decreased total premiums and deposits by approximately $76 million.

Quarterly Information

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results

($ millions, unless otherwise noted)	Q4’16	Q3’16	Q2’16	Q1’16	Q4’15	Q3’15	Q2’15	Q1’15
Total revenue	2,366	7,892	9,533	8,782	5,567	4,693	1,682	7,332
Common shareholders’ net income (loss)
Reported	728	737	480	540	536	482	726	441
Operating(1)	732	750	474	531	598	478	731	446
Underlying(1)	560	639	554	582	646	528	615	516
Diluted EPS ($)
Reported	1.18	1.20	0.78	0.88	0.87	0.79	1.18	0.72
Operating(1)	1.19	1.22	0.77	0.87	0.98	0.78	1.19	0.73
Underlying(1)	0.91	1.04	0.90	0.95	1.05	0.86	1.00	0.84
Basic reported EPS ($)
Reported	1.19	1.20	0.78	0.88	0.88	0.79	1.19	0.72
Reported net income (loss) by segment
SLF Canada	398	184	185	169	210	127	337	150
SLF U.S.	106	253	54	95	100	64	134	35
SLF Asset Management	198	181	173	177	177	204	162	148
SLF Asia	58	92	68	91	73	77	93	68
Corporate	(32)	27	–	8	(24)	10	–	40
Total reported net income (loss)	728	737	480	540	536	482	726	441
Operating net income (loss) by segment(1)
SLF Canada(1)	390	178	191	182	200	137	331	135
SLF U.S.(1)	121	268	64	110	163	64	134	35
SLF Asset Management(1)	188	188	153	170	183	176	173	168
SLF Asia(1)	59	89	68	60	73	77	93	68
Corporate(1)	(26)	27	(2)	9	(21)	24	–	40
Total operating net income (loss)(1)	732	750	474	531	598	478	731	446
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Third Quarter 2016

Reported net income was $737 million and operating net income was $750 million in the third quarter of 2016, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, equity markets, interest rates, assumption changes and management actions and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

30 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Second Quarter 2016

Reported net income was $480 million and operating net income was $474 million in the second quarter of 2016, reflecting the unfavourable impact of interest rates, unfavourable morbidity experience, mainly in SLF U.S. Group Benefits notably from the stop-loss insurance business, and expense experience including investment in growing our businesses. This was partially offset by gains from investment activity on insurance contract liabilities, favourable impact of equity markets and positive credit experience.

First Quarter 2016

Reported net income was $540 million and operating net income was $531 million in the first quarter of 2016, reflecting favourable impact of strong investing activities and positive morbidity experience, partially offset by unfavourable impacts from interest rates and equity markets.

Fourth Quarter 2015

Reported net income was $536 million and operating net income was $598 million in the fourth quarter of 2015, reflecting favourable impact from investment activity on insurance contract liabilities largely in SLF Canada and SLF U.S., positive credit, morbidity and mortality experience, and other experience items including a change to post-retirement benefit liabilities in SLF U.S. This was partially offset by negative interest rate impact and unfavourable expense experience including investment in growing our businesses.

Third Quarter 2015

Reported net income was $482 million and operating net income was $478 million in the third quarter of 2015, reflecting favourable impact from interest rates, investment activity on insurance contract liabilities, positive credit experience and policyholder behaviour. These items were partially offset by unfavourable equity market impact, morbidity and mortality experience, expense experience, and other experience items.

Second Quarter 2015

Reported net income was $726 million and operating net income was $731 million in the second quarter of 2015, reflecting positive interest rate impact, investment activity on insurance contract liabilities, mortality, positive credit, morbidity experience, and business growth. These items were partially offset by unfavourable expense experience including investment in growing our businesses.

First Quarter 2015

Reported net income was $441 million and operating net income was $446 million in the first quarter of 2015, reflecting gains from investment activity on insurance contract liabilities and positive mortality experience, offset by unfavourable impacts from assumption changes and management actions, net interest rate changes, lapse and other policyholder behaviour, and expense experience.

Business Segment Results

SLF Canada

Business Profile

SLF Canada is the Canadian market leader in the group market segments and is a leading provider of retail insurance and investment advice, providing products and services to over six million people across Canada. Our distribution breadth, strong Client centric culture, technology leadership and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits and Group Retirement Services – which offer a full range of insurance, wealth and income products and services to employers, group members of company sponsored plans and individuals in their communities across Canada.

Strategy

SLF Canada’s mission is to help Clients achieve physical, mental and financial well-being throughout their life by employing our competitive advantages of a strong service culture, technology leadership and brand recognition across our businesses. SLF Canada is focused on leveraging our core strengths to accelerate the growth of our new products and businesses to better serve the retirement needs of Canadians.

SLF Canada is the largest provider of benefits and pensions in the workplace in Canada and we aim to further extend our leadership through unique capabilities such as our Total Benefits offering, which leverages our combined GRS and GB capabilities, and our industry leading Client focused culture. We continue to advance our digital strategy by investing in Client experience technology such as mobile applications and our Digital Benefits Assistant (“DBA”), which surfaces helpful ideas at the right time through our Clients’ channel of choice, funding these innovations through productivity savings. SLF Canada is leveraging our worksite advantage to accelerate growth in our Client Solutions business, which focuses on providing a unique suite of products and services to members joining and leaving group plans along with a bridge to our CSF advisory services. We are expanding our leadership position in the Defined Benefit Solutions (“DBS”) business through innovative de-risking solutions to meet emerging needs of the pension market.

Our industry-leading CSF provides holistic financial advice, including a complete suite of insurance, health and wealth products, through a sales power of over 4,100 located in over 1,200 communities across Canada. Furthermore, our strong franchise and deep expertise enable us to provide complete financial planning services, estate planning services and comprehensive retirement solutions. We are growing our presence in the wealth market through the expansion of our distribution and our continued investment in SLGI, whose mandate is to bring together the best asset managers and innovative investment solutions accessible for investors in either our retail (advisor-based market) or institutional (group retirement market) business lines.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 31

2016 Business Highlights

We continued to build upon each of our core businesses by growing our share of the market across GRS, GB and Individual Insurance & Wealth.

•	Individual Insurance & Wealth retained its first place position in the fixed annuities and critical illness markets at 27.7% and 28.5% of market share, respectively(1).
•

Individual Insurance & Wealth maintained its second place position in the individual life market growing annualized premiums by 9.5%, consistent with industry growth(1). Insurance sales of $475 million in 2016 grew 36% over 2015.

•	Our CSF productivity improved over the prior year and sales power remains strong at over 4,100 across Canada.
•	GB maintained its leadership position as the largest provider of employee benefit group insurance products in Canada for the seventh consecutive year(2).
•	GRS continued to be ranked #1 in the defined contribution market based on total Capital Accumulation Plan assets(3) and #1 in annuity sales(3).

To further build upon our leadership positions, significant investments have been made that have contributed to accelerate growth in our wealth businesses. These focus areas have resulted in the following outcomes:

•

Wealth manufactured sales(4) in Individual Insurance & Wealth of $3.4 billion were up 34% over the prior year. This includes sales of our segregated funds launched in the prior year, Sun Life Guaranteed Investment Funds, of $629 million, which were up 143% over the prior year.

•

SLGI completed its sixth full year of operation and continued to offer top-performing funds as all five of the Granite Managed Portfolios had four-year performance that exceeded the peer median(5) and four of the top selling MFS funds achieved a 5-star rating from Morningstar(5). Total 2016 net sales of $3.4 billion grew 60% over 2015, while industry mutual fund net flows were overall down.

•

SLGI continued to build AUM to over $15.6 billion driven by growth in sales across both its retail and institutional markets, ranking within the top five in net sales across all industry participants(6).

•	Client Solutions wealth rollover sales reached $2.3 billion for the year.

To further enhance our Client experience, significant investments have been made to advance our digital innovation strategy in many areas including the following:

•

Client Solutions’ DBA, an innovative technology-based capability that proactively engages Clients, delivering personalized and relevant interactions across multiple channels, and further support Clients in their goal of well-being and financial security.

•

Digital Health Solutions (DHS), a new business launched during the year, dedicated to helping Canadians find new and better ways of accessing health care products and services, make healthy choices to support wellness goals, and better manage chronic conditions with advanced technologies and insights.

•	The launch of automatic enrollment for SLGI’s Private Client program and GRS’ new digital Client tool, MAX my money@work.

Throughout the year several awards were also received, recognizing our leadership position across Canada. Notable highlights in this area include:

•	For the eighth year in a row, Canadians have voted Sun Life Financial as the “Most Trusted Life Insurance Company”, as part of the Reader’s Digest’s Trusted BrandTM awards program.
•

SLF Canada received 22 awards at the annual Insurance and Financial Communicators Association (IFCA) awards ceremony; awards were received for marketing communications initiatives in a variety of categories across all business units.

•	SLGI earned medals in the Client Relationship space in Wealth Professional’s annual ranking of Canada’s top fund providers.
•	GB received Hermes Create Awards in five categories for their 2015 Rogers marketing campaign.
•	SLGI was named in Benefits Canada’s Top 40 Money Manager issue as fastest growing asset manager for the category of fund managers with greater than $10 billion in AUM.

(1)	LIMRA, for the nine months ended September 30, 2016.
(2)	The 2016 Fraser Group, most recently published Group Universe Report (based on 2015 data as measured by revenue, including administrative services only premium equivalents).
(3)	As measured by Benefits Canada magazine’s 2016 CAP Suppliers Report, based on June 30, 2016 assets under administration, and released in December 2016.
(4)	Represents sales of individual wealth products developed by Sun Life including Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities
(5)	Morningstar performance statistics as at December 31, 2016 for performance of funds since inception.
(6)	IFIC, Investor Economics, company reports year to date as of the third quarter of 2016.

32 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations

($ millions)	2016	2015	2014
Net premiums	7,389	5,021	4,700
Net investment income	3,751	2,527	6,017
Fee income	1,026	998	909
Total revenue	12,166	8,546	11,626
Client disbursements and change in insurance and investment contract liabilities	10,979	9,870	12,778
Commissions and other expenses	3,150	2,887	2,647
Reinsurance expenses (recoveries)	(3,332)	(5,227)	(4,723)
Income tax expense (benefit)	208	177	129
Participating policyholders’ income and non-controlling interests in net income of subsidiaries	225	15	5
Reported net income	936	824	790
Less: Certain hedges that do not qualify for hedge accounting	(5)	21	(7)
Operating net income(1)	941	803	797
Less: Market related impacts	114	(106)	(77)
Less: Assumption changes and management actions	(60)	15	51
Underlying net income(1)	887	894	823
Operating ROE (%)(1)	12.1	10.5	10.8
Underlying ROE (%)(1)	11.4	11.6	11.2
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $936 million in 2016, compared to $824 million in 2015. Operating net income was $941 million in 2016, compared to $803 million in 2015. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting in 2016 and 2015, which is set out in the table above.

Underlying net income was $887 million in 2016, compared to $894 million in 2015. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2016 was primarily driven by equity markets and interest rates largely impacting Individual Insurance & Wealth, compared to an unfavourable effect in 2015 primarily driven by interest rates and equity markets.

Net income in 2016 also reflected gains from investing activities on insurance contract liabilities in Individual Insurance & Wealth, new business gains in individual insurance and GRS from strong sales, strong fee income in GRS, improvements in high-cost drug claims experience in GB and a release of a litigation provision in Individual Insurance & Wealth, partially offset by growth in our expenses including investment in our individual wealth business.

Net income in 2015 also reflected gains from investing activity on insurance contract liabilities in Individual Insurance & Wealth and new business gains primarily in GRS. These gains were partially offset by expense experience including investment in growing our individual wealth business, and, during the first half of 2015, unfavourable policyholder behaviour in Individual Insurance & Wealth. In GB, the unfavourable impacts of high-cost drug claims, though improving in the second half of 2015, were more than offset by positive disability experience.

Revenue was $12.2 billion in 2016, an increase of $3.7 billion from 2015, primarily due to a partial recapture of a reinsurance arrangement in GB and an increase in the fair value of non-hedging derivatives. Revenue excluding ceded premiums on reinsurance agreements of $3.7 billion was $15.8 billion, an increase of $1.7 billion from 2015, primarily due to increases in the fair value of FVTPL assets.

Reinsurance recoveries of $3.3 billion in 2016 were down $1.9 billion from 2015, primarily due to a partial recapture of a reinsurance arrangement in GB.

SLF Canada had AUM of $165.3 billion as at December 31, 2016, an increase of 8% from 2015 levels. The increase was driven primarily by positive net flows and favourable market performance in GRS.

Results by Business Unit

Net income by business unit

($ millions)	2016	2015	2014
Reported net income	936	824	790
Certain hedges that do not qualify for hedge accounting(1)	(5)	21	(7)
Operating net income(2)	941	803	797
Individual Insurance & Wealth(2)	512	336	384
Group Benefits(2)	308	318	290
Group Retirement Services(2)	121	149	123
(1)	In 2016, Certain hedges that do not qualify for hedge accounting consisted of $(3) million in Individual Insurance & Wealth, $(1) million in Group Benefits, and $(1) million in Group Retirement Services.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 33

Individual Insurance & Wealth

Individual Insurance & Wealth’s focus is to help Canadians achieve lifetime financial security by delivering a leading suite of life and health insurance and investment products, excellent service and holistic advice with a focus on ease of doing business and strong risk management practices.

Our broad product shelf continues to offer a spectrum of choices to each Client in order to meet their holistic life, health and wealth needs. This includes our individual wealth manufactured products SLGI mutual funds and Sun Life Guaranteed Investment Funds segregated funds. Our products are marketed through a distinctive, multi-channel distribution model consisting of the CSF and third party distribution channels, including independent insurance and mutual fund licensed brokers and broker-dealers. Certain products, including accidental death insurance and personal health insurance, are marketed directly to retail Clients in partnership with our advice channels while our CSF also distributes non-SLGI mutual funds and certain third-party insurance products such as disability insurance.

Individual Insurance & Wealth’s reported net income was $509 million in 2016, compared to $348 million in 2015. Operating net income was $512 million in 2016, an increase of $176 million from 2015. Net income in 2016 reflected favourable impact of interest rates and equity markets, strong gains from investing activity on insurance contract liabilities, new business gains from strong life insurance sales and a release of a litigation provision, partially offset by growth in our expenses including investment in our individual wealth business and unfavourable impact of assumption changes and management actions.

Net income in 2015 reflected strong investing activity gains offset by the unfavourable impacts of equity markets, interest rates and expense experience including investment in growing our individual wealth business.

Sales of individual life and health insurance products increased 36% from 2015 to $475 million in 2016. The increase was largely driven by strong CSF and third party sales as a result of the tax legislation changes effective January 1, 2017.

Sales of individual wealth products of $5.4 billion were level with solid 2015 results, with strong sales in SLGI mutual funds and Sun Life Guaranteed Investment Funds offset by weaker non-SLGI fund sales.

Group Benefits

Our GB business unit is a leading provider of group life and health insurance products in Canada. We provide life, dental, extended health care, disability and critical illness benefits programs to employers of all sizes. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans to members exiting their employer-sponsored plan. We are an innovation leader, competing on the strength of an industry-leading technology platform, innovative mobile applications, a unique Total Benefits offering, and integrated health, wellness and disability management capabilities. Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors, benefits consultants and the CSF.

GB’s Integrated Health Solutions brings together our significant investments in the areas of health and wellness, mental health, and aspects of our absence and disability management offering, to enhance the overall plan experience to both employers and plan members. Our integrated model, and focus on physical, mental and financial well-being is a unique, market-leading approach to health management.

GB’s reported net income was $307 million in 2016, compared to $324 million in 2015. Operating net income was $308 million in 2016, a decrease of $10 million from 2015. Net income in 2016 reflected improvements in high-cost drug claim experience offset by unfavourable mortality experience and less favourable disability claims experience than 2015.

Net income in 2015 reflected positive disability experience, gains from investing activity and mortality gains partially offset by the unfavourable impacts of high-cost drug claims.

GB maintained the #1 market share position for overall revenue(1) in Canada while continuing to focus on Client service and productivity. Client retention remained strong, with cancellation rates at 2.3% of revenue compared to the industry average of 5.0%(1).

Group Retirement Services

GRS is the leading provider of defined contribution plans and defined benefit solutions in Canada. Our offering meets the complex plan and service requirements of medium-to-large organizations with industry-leading technology and expertise, while providing cost-effective solutions to the small employer market. In addition, our Client Solutions area leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans. Other services and product offerings include: investment-only segregated funds and fixed rate annuities, stock plans, group life annuities, and pensioner payroll services. Our Defined Benefit Solutions business offers an expanding range of innovative de-risking solutions for defined benefit pension plans such as liability-driven investing, annuity buy-outs and buy-ins, and longevity insurance to meet the emerging needs of the pension market, further enhancing our leadership position.

Our products are marketed and distributed across Canada by experienced sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors and through teams dedicated to the defined contributions and defined benefit solutions markets.

GRS had reported net income of $120 million in 2016, compared to $152 million in 2015. Operating net income was $121 million compared to $149 million in 2015. Net income in 2016 reflected strong fee income, more than offset by unfavourable investing activity on insurance contract liabilities and lower new business gains compared to the prior year.

Net income in 2015 reflected strong new business gains driven by significant DBS sales, and gains from investing activity.

GRS’s sales of $7.8 billion in 2016 were down from record sales of $14.5 billion in 2015 as the prior year included two large transactions totaling $5.8 billion. In 2016, rollover sales from members leaving their defined contribution plans were $2.3 billion, a 3% increase from a strong 2015.

(1)	The 2016 Fraser Group, most recently published Group Universe Report (based on 2015 data as measured by revenue, including administrative services only premium equivalents)

34 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

GRS assets under administration of $89.2 billion in 2016 grew by 11% over 2015, resulting from strong net sales and favourable markets.

2017 Outlook and Priorities

In 2017, we will continue to leverage our leadership position across our core businesses and distribution networks, and build on our objective of being a leader in physical, mental, and financial well-being in our Canadian home market. Shifting demographics, in particular the aging of baby boomers and their need for financial security in retirement, and the shift in financial responsibility from governments to individuals, in areas such as health care, are expanding the need of individuals to seek out effective financial protection and retirement planning solutions. Being a leader at the workplace and in communities across Canada with a full suite of solutions and advice positions us to continue to benefit from these trends in the coming years.

Our greatest opportunities for growth continue to lie in the accelerated development of our wealth businesses. While building new businesses is difficult and requires significant investment, the momentum achieved to-date is encouraging and validating of the overall strategy. Key areas of focus include:

•

Growing our retail wealth business in Individual Insurance & Wealth through increased sales of our wealth products and services such as our segregated funds, Sun Life Guaranteed Investment Funds, and our SLGI wealth management solutions to further strengthen our position in the retirement market;

•	Expanding our leadership position in the DBS business through innovative de-risking solutions to meet emerging needs of the pension market; and
•

Further leveraging our worksite advantage to drive growth in our Client Solutions business by deepening our Client insurance and wealth relationships through effective Client touch points and solutions such as the Digital Benefits Assistant to meet our Clients’ needs.

While focusing on the acceleration of our wealth businesses, we will maintain our leading positions in our core business through investment in distribution, product, Client-focused technology and productivity. Priorities in our 2017 plans include:

•	Develop our new business area, Digital Health Solutions, and continue to develop digital solutions to our business processes and models focused on enhancing Client and shareholder value;
•	Launching new and enhancing existing products that continue to support our CSF and third party advisors in offering customized financial plans and solutions to our Clients;
•	Building further on our distribution organization to enable advisors to grow, with an emphasis on Client needs, a consultative approach, and excellent services; and
•	Building further success in the group markets by continuing to focus on Client needs and enriching their experience.

SLF U.S.

Business Profile

SLF U.S. has three business units: Group Benefits, International and In-force Management. Group Benefits provides insurance solutions to employers and employees including group life, disability, medical stop-loss, dental, and vision insurance products, as well as a suite of voluntary benefits products. International serves high net worth Clients in international markets, offering individual life insurance products and manages a closed block of wealth products. In-force Management includes certain closed individual life insurance products, primarily universal life and participating whole life insurance.

Strategy

Over the past several years, SLF U.S. has taken steps to create a more sustainable business model, focusing our efforts on being a leader in the U.S. group benefits and international high net worth solutions markets. In the Group Benefits business, we have improved profitability and the acquisition of the U.S. employee benefits business has added both scale and new capabilities that we will leverage to drive growth in this business. We are also leveraging our leadership position in medical stop-loss to drive growth in sales and business in force. We have one of the broadest product portfolios in the Group Benefits industry and compete in all market segments. We are focused on deepening relationships with brokers, improving the Client experience and making our operations more efficient.

In the International business, we are focused on capitalizing on the growth of the high net worth population outside the U.S. and Canada leveraging our strong underwriting capabilities for large life insurance cases and our understanding of Clients’ life insurance needs in key geographic regions. We will continue to leverage our deep distribution relationships and reputation in this market. We are developing new products and technology and enhancing our underwriting capabilities for our International life business, while continuing to serve our in-force International wealth Clients.

While growing our Group Benefits and International businesses, we are also focused on optimizing the underlying value of our In-force Management business which continues to generate earnings for SLF U.S.

2016 Business Highlights

We continued to improve performance in our business:

•

In the first quarter of 2016, we closed the acquisition of the U.S. employee benefits business, creating the sixth largest group benefits business in the U.S. based on 2015 revenue, adding a dental business with the second largest dental provider network in the U.S., and accelerating the development of our worksite voluntary business.

•

Integration of the U.S. employee benefits business acquired in 2016 remains on track and we are on target to deliver the planned synergies. We are achieving our objectives in integrating our products, technology platforms, and organizational structures.

•

In Group Benefits, the management actions we have taken over the past few years, including improving our pricing and risk selection, reducing expenses, and managing claims, continued to improve the profitability of the life and disability business in 2016.

•

International launched a new life insurance product to broaden our offering in the international life insurance market. We also leveraged our distinct capabilities to continue to underwrite profitable business in our target geographies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 35

Financial and Business Results

Summary statements of operations

(US$ millions)	2016	2015	2014
Net premiums	4,302	3,307	3,959
Net investment income	1,597	645	2,795
Fee income	172	164	163
Revenue	6,071	4,116	6,917
Client disbursements and change in insurance contract liabilities	4,800	3,421	5,967
Commissions and other expenses	1,376	950	1,181
Reinsurance expenses (recoveries)	(541)	(577)	(613)
Income tax expense (benefit)	47	71	74
Participating policyholders’ income and non-controlling interests in net income of subsidiaries	4	–	3
Reported net income (loss)	385	251	305
Less: Acquisition, integration and restructuring(1)	(42)	(46)	–
Operating net income (loss)(2)	427	297	305
Less: Market related impacts	13	26	(37)
Less: Assumption changes and management actions	75	(70)	102
Underlying net income (loss)(2)	339	341	240

Selected financial information in Canadian dollars
(C$ millions)	2016	2015	2014
Revenue	8,024	5,253	7,637
Reported net income (loss)	508	333	341
Less: Acquisition, integration and restructuring(1)	(55)	(63)	–
Operating net income (loss)(2)	563	396	341
Less: Market related impacts	19	30	(40)
Less: Assumption changes and management actions	97	(75)	115
Underlying net income (loss)(2)	447	441	266
Operating ROE (%)(2)	12.4	11.2	11.3
Underlying ROE (%)(2)	9.9	12.8	8.9
(1)	In 2016 Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits. In 2015, Acquisition, integration and restructuring amounts consisted of the impact of US$46 million related to the closing of our wealth business in SLF U.S. International to new sales, which included assumption changes and management actions of US$30 million to reflect assumption updates including the expense strengthening associated with closing the business.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF U.S.’s reported net income was C$508 million in 2016, compared to C$333 million in 2015. Operating net income was C$563 million in 2016, compared to C$396 million in 2015. Operating net income in SLF U.S. excludes the impact of acquisition, integration and restructuring amounts which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015, which are set out in the table above. Underlying net income was C$447 million in 2016, compared to C$441 million in 2015. The impact of the weakening Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported net income, operating net income and underlying net income by C$18 million, C$20 million and C$16 million, respectively.

In U.S. dollars, SLF U.S.’s reported net income was US$385 million in 2016, compared to US$251 million in 2015. Operating net income was US$427 million in 2016, compared to US$297 million in 2015. Underlying net income was US$339 million in 2016, compared to US$341 million in 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in 2016 was primarily driven by interest rates partially offset by credit spreads, compared to a favourable impact in 2015 primarily driven by credit spreads partially offset by equity market changes. Assumption changes and management actions in 2014 included the release of the future funding cost liability of US$170 million related to our closed block of individual universal life insurance products.

Net income in 2016 also reflected the contribution of the U.S. employee benefits business acquired in 2016 that included favourable morbidity experience, and also reflected favourable credit experience, gains from investing activity on insurance contract liabilities, gains on the sale of AFS assets, and favourable mortality experience in International. These items are partially offset by unfavourable morbidity experience in stop-loss and unfavourable mortality experience in Group Benefits and In-force Management.

Net income in 2015 also reflected the impact in Group Benefits related to pricing increases on new and renewing business, expense actions, and continued investment in our disability claim operations. Results also reflected positive credit experience, net realized gains on the sale of AFS assets, favourable tax items related to prior years, the favourable impact of investing activities on insurance contract liabilities, favourable mortality experience in International, and a change to post-retirement benefit liabilities. These items were partially offset by unfavourable underwriting experience in Group Benefits and unfavourable mortality and policyholder behaviour experience in In-force Management.

36 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Revenue for the year ended December 31, 2016 was US$6.1 billion, an increase of US$2.0 billion from 2015, primarily due to an increase in net investment income of US$1.0 billion combined with an increase in net premiums of US$1.0 billion. The increase in net investment income was largely due to increases in the fair value of FVTPL assets. The increase in premiums was largely due to the contribution of the U.S. employee benefits business acquired in 2016.

Results by Business Unit

Net income by business unit

(US$ millions)	2016	2015	2014
Reported net income (loss)	385	251	305
Acquisition, integration and restructuring(1)	(42)	(46)	–
Operating net income (loss)(2)	427	297	305
Group Benefits(2)	115	99	(55)
International(2)	222	114	161
In-force Management(2)	90	84	199
(1)	In 2016 Acquisition, integration and restructuring amounts related to the acquisition costs of the U.S. employee benefits business acquired in 2016 in Group Benefits.
(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Group Benefits

The SLF U.S. Group Benefits business unit leverages its underwriting and claims capabilities and extensive distribution network to provide one of the broadest product portfolios in the industry including group life, long-term and short-term disability, medical stop-loss, dental and vision insurance, as well as a suite of voluntary products, to over 10 million group plan members and their dependents. Group Benefits also includes Disability Reinsurance Management Services, Inc., which provides turnkey disability risk management products and services to other insurance companies. Following the U.S. employee benefits business acquisition in 2016, the Group Benefits business now serves more than 60,000 employers in small, medium and large workplaces and has business in-force of US$3.8 billion. Our products are sold through more than 28,000 independent brokers and benefits consultants and we support these brokers and consultants through a national team of sales representatives and a group of centralized internal sales representatives. Acquiring and retaining profitable business, building distribution effectiveness, enhancing the Client experience and driving operational efficiency are key drivers of our growth strategy.

We have a leadership position in the U.S. medical stop-loss insurance market, which provides insurance for companies that self-insure their medical plans by covering medical expenses in excess of a stated threshold. We provide coverage to nearly 1,900 employers with a median case size of approximately 400 employees. Gross premiums increased 16% in 2016, compared to 2015. We continue to grow and respond to emerging market trends to sustain our historically strong margins.

In our group life and disability businesses, the actions we have taken over the past several years to increase prices, enhance our underwriting processes, add resources to claims operations and reduce expenses continued to improve earnings. In our disability product lines, we are also leveraging our claims management and return to work capabilities, supporting workplace productivity gains for our employers to drive profitable, sustainable growth.

We offer a full spectrum of dental and vision products and capabilities, delivering the right product solution to best fit a Client’s needs. We have the second largest preferred provider network (“PPO”) in the U.S., with almost 123,000 dentists. Our large provider network and network recruiting capabilities have driven profitable growth in the small and mid-size case segments. We provide coverage to almost two million dental plan members and their dependents.

We are continuing to build out our product offerings and enrollment capabilities in our voluntary business, leveraging the new capabilities and technology that we acquired, and that have contributed to success of the U.S. employee benefits business in the voluntary market.

Group Benefits’ reported net income was US$73 million in 2016, compared to a reported net income of US$99 million in 2015. Operating net income was US$115 million, compared to an operating net income of US$99 million in 2015. Operating net income excluded the impact of acquisition, integration and restructuring amounts related to our acquisition of the U.S. employee benefits business in 2016.

Net income for Group Benefits in 2016 reflected the contribution from the acquired business which included the expected expense synergies for 2016 and favourable morbidity experience. This was partially offset by unfavourable morbidity experience in stop-loss and unfavourable mortality experience. Net income in 2015 reflected the impact of price increases, expense actions, continued investment in our disability claim operations, positive credit experience and the favourable impact of actuarial assumption changes, partially offset by unfavourable underwriting experience.

Sales in Group Benefits in 2016 of US$794 million increased 43% compared to 2015 and business in-force of US$3.8 billion as at December 31, 2016 increased 46% compared to 2015, reflecting the contribution of the U.S. employee benefits business acquired in 2016.

International

International offers individual life insurance solutions to high net worth individuals residing outside the U.S. and Canada. We have had a consistent presence in this market for nearly two decades and have built deep distribution relationships, a strong brand reputation, and strong underwriting capabilities, which combined with overall growth in the international high net worth market, have led to business growth over the past few years. As the population of international high net worth individuals and families continues to rise, we are focused on delivering insurance and intergenerational wealth transfer solutions. We also manage a block of International wealth investment products, which is closed to new sales.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 37

International’s reported net income was US$222 million in 2016, compared to US$68 million in 2015. Operating net income was US$222 million in 2016, compared to US$114 million in 2015. Operating net income excluded the impact of acquisition, integration and restructuring amounts which included assumption changes and management actions related to the closing of our International wealth business to new sales in 2015. Net income in 2016 largely included the net positive impact of assumption changes and management actions, as well as favourable net market impacts, favourable credit experience, the impact of favourable investing activity on insurance contract liabilities, and favourable mortality experience. Net income in 2015 reflected positive credit experience, favourable investing activity, and favourable mortality experience, partially offset by the impact of closing wealth products to new business.

Sales in International life insurance in 2016 were US$71 million, an increase of 16% compared to 2015.

In-force Management

SLF U.S.’s closed block of individual life insurance products consists of approximately 120,000 policies, primarily universal life and participating whole life insurance. Our In-force Management operations are focused on optimizing profitability and capital efficiency while continuing to provide high-quality service to Clients.

In-force Management’s reported net income and operating net income were US$90 million in 2016, compared to US$84 million in 2015. Net income in 2016 included favourable credit experience and net realized gains on the sale of AFS assets, partially offset by the net adverse impact of assumption changes and management actions, unfavourable mortality experience, and unfavourable policyholder behaviour. Net income in 2015 included the net adverse impact of assumption changes and management actions. As well, results in 2015 reflected positive credit experience, net realized gains on the sale of AFS assets, the positive impact of changes in interest rates and credit spreads, a change to post-retirement benefit liabilities, and favourable tax items related to prior years, partially offset by unfavourable mortality and policyholder behaviour experience.

2017 Outlook and Priorities

SLF U.S. will leverage its expanded product offering, scale and capabilities to achieve sustainable profitable growth. Successfully integrating the acquired U.S. employee benefits business will be a key priority for us over the next two years. International will leverage its specialized expertise in the international life insurance market to meet the complex needs of high net worth Clients and use its unique capability to underwrite large cases.

In the United States, employers are facing increasing complexity and costs which are expected to drive demand for supplemental insurance products including voluntary products and absence management capabilities that increase workplace productivity. As more employers decide to self-insure, the need for medical stop-loss coverage is expected to accelerate. Growth in the international market is being driven by the increase of high net worth individuals and families and new regulations that are creating demand in new geographies for trusted financial insurance and wealth transfer products.

SLF U.S. will leverage the capabilities we have built over the past several years and gained through the acquired U.S. employee benefits business, to drive sustainable growth. We will focus on enhancing profitability by executing the following components of our strategy:

•

Driving growth in stop-loss by continuing to leverage our market-leading expertise, expanding distribution, developing differentiated products and services, and capitalizing on new market opportunities.

•

Continuing to execute management actions to improve profitability in Group Benefits, investing in service, claims, and large case capabilities, and leveraging new capabilities and increased scale from the acquired U.S. employee benefits business to drive growth in the group and voluntary disability, dental and life insurance businesses.

•	Building market share in International by focusing on profitable and growing geographies, improving the Client experience and enhancing our life insurance products and capabilities.
•	Continuing to seek opportunities to optimize the In-force Management business through effective risk and capital management while continuing to serve our Clients.

SLF Asset Management

Business Profile

SLF Asset Management is our asset management segment composed of MFS and SLIM.

MFS is a premier global asset management firm with investment offices in Boston, Hong Kong, London, Mexico City, Sao Paulo, Singapore, Sydney, Tokyo and Toronto, which offers a comprehensive selection of financial products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products and retirement strategies.

SLIM is an institutional investment management business and has operations based in the U.S. and Canada. SLIM delivers customized fixed income solutions, including liability-driven investing, and a suite of alternative, yield-oriented asset classes, including private fixed income, real estate, and commercial mortgages.

Strategy

The SLF Asset Management strategy is to design and deliver investment products through MFS and SLIM, that will deliver growth in traditional active asset management as well as liability-driven investing and alternative asset classes.

MFS continually strives to deliver superior investment performance and distinctive service to its retail and institutional Clients. The core tenets of MFS’s investment approach are integrated research, global collaboration and active risk management. MFS also seeks to deepen relationships to become a trusted Client partner.

38 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

SLIM designs and delivers investment solutions for institutional investors through a comprehensive set of asset management capabilities that allow Clients with liability streams to meet their investment objectives through customized fixed income portfolios and alternative asset classes.

2016 Business Highlights

•	61%, 75% and 97% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five- and ten-year performance, respectively, as of December 31, 2016.
•

We continued our integrations of the completed acquisitions of Bentall Kennedy, Prime Advisors, and Ryan Labs in 2015, extending the capabilities of SLIM. SLIM’s net sales were $4.5 billion and AUM were $53.2 billion.

•	We continued to invest in our technological infrastructure to ensure MFS continues to deliver world-class Client service and to support future growth.
•

Bentall Kennedy was ranked among the top five firms globally in the 2016 Global Real Estate Sustainability Benchmark rankings. This is the sixth year that the team at Bentall Kennedy has received this recognition.

Financial and Business Results

Summary statements of operations

(C$ millions)	2016	2015	2014
Revenue	3,929	3,731	3,025
Commissions and other expenses	2,807	2,616	2,202
Income tax expense (benefit)	393	424	332
Reported net income	729	691	491
Less: MFS’s fair value adjustments on share-based payment awards	30	(9)	(125)
Operating net income(1)	699	700	616
Underlying net income(1)	699	700	616
Assets under management (C$ billions)(1)	624.8	629.6	500.7
Sales (C$ billions)(1)
Gross(2)	116.3	99.5	91.1
Net(2)	(12.2)	(19.9)	1.2
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.
(2)	During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales for SLF Asset Management were previously reported as $100.5 billion and net outflows were $19.0 billion in 2015. For additional information, see Financial Performance – Sales.

SLF Asset Management’s reported net income was C$729 million in 2016, compared to C$691 million in 2015. SLF Asset Management had operating net income and underlying net income of C$699 million in 2016, compared to C$700 million in 2015. Operating net income and underlying net income in SLF Asset Management excludes the impact of fair value adjustments on MFS’s share-based payment awards, which is set out in the table above. The impact of the weakening Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported net income, operating net income and underlying net income by $25 million, $24 million and $24 million, respectively.

SLF Asset Management’s net income increased in 2016 compared to the same period in 2015 primarily due to the 2015 acquisitions in SLIM.

Revenue for the year ended December 31, 2016 was $3,929 million, compared to $3,731 million in 2015. The increase was primarily due to the 2015 acquisitions in SLIM.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 39

Results by Business Unit

MFS

(C$ millions)	2016	2015	2014
Reported net income	700	679	491
Less: Fair value adjustments on share-based payment awards	30	(9)	(125)
Operating net income(1)	670	688	616
Assets under management (C$ billions)(2)	571.6	571.9	500.7
Sales (C$ billions)(2)
Gross	108.2	96.5	91.1
Net	(16.7)	(20.5)	1.2

Financial information in U.S. dollars
(US$ millions)
Reported net income	528	531	443
Less: Fair value adjustments on share-based payment awards	22	(9)	(114)
Operating net income(1)	506	540	557
Pre-tax operating profit margin ratio(2)	36%	40%	41%
Assets under management (US$ billions)(2)	425.6	413.2	431.0
Average net assets (US$ billions)(2)	421.7	434.0	425.5
Sales (US$ billions)(2)
Gross	81.7	75.8	82.5
Net	(12.6)	(15.7)	1.2
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.
(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Non-IFRS Financial Measures.

MFS actively manages assets for retail and institutional investors. Retail products, such as open- and closed-end mutual funds and private portfolios, are distributed through financial advisors and other professional buyers at major wirehouses, regional brokerage firms, independent broker dealers, bank-registered investment advisors, and wealth management firms. MFS also manages assets for institutional Clients and discretionary managers, including corporate and public pension plans, defined contribution plans, multi-employer plans, sovereign wealth funds, investment authorities, and endowments and foundations. Institutional products are sold by an internal sales force, which is aided by a network of independent consultants.

MFS’s reported net income for 2016 was US$528 million, compared to US$531 million for 2015. MFS’s operating net income was US$506 million in 2016, compared to US$540 million in 2015. MFS’s operating net income in U.S. dollars for the year ended December 31, 2016 decreased compared to the same period in the prior year, primarily due to lower average net assets and higher operating costs.

MFS AUM by Category

(US$ billions)	2016	2015	2014
Institutional	157	157	173
U.S. Retail	183	169	168
Non-U.S. Retail	29	31	28
Insurance	57	56	62
MFS AUM(1)	426	413	431
(1)

Represents a non-IFRS financial measure. See Non-IFRS Financial Measures. Monthly Information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found in the About MFS section of its website at www.mfs.com/CorpFact.

AUM ended 2016 at US$426 billion, an increase of 3% for the year, primarily driven by gross sales of US$81.7 billion and asset appreciation of US$25.0 billion, partially offset by redemptions of US$94.3 billion. In 2016, Mutual funds experienced US$0.6 billion in net outflows while managed funds had net outflows of US$12.0 billion.

40 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

SLIM

(C$ millions)	2016	2015
Reported net income	29	12
Operating net income(1)	29	12
Assets under management (C$ billions)(1)	53.2	57.8
Sales (C$ billions)(1)(2)
Gross	8.1	3.1
Net	4.5	0.5
(1)	Represents a non-IFRS financial measure. For SLF Asset Management, underlying net income is generally expected to be equal to operating net income. See Non-IFRS Financial Measures.
(2)

During 2016, we moved our sales reporting methodology for Bentall Kennedy’s real estate investment management operations from an investment property activity basis to a Client cash flow basis to be consistent with the method used in our existing asset management operations. Gross sales and net sales for SLIM were previously reported as $4.0 billion and $1.5 billion in 2015, respectively. The revised sales reporting in SLIM is included in SLF Asset Management’s gross and net sales. For additional information, see Financial Performance – Sales.

SLIM delivers customized fixed income solutions including liability-driven investing through: (i) Bentall Kennedy group of Companies, a real estate investment manager operating in Canada and the U.S.; (ii) Prime Advisors, Inc. (“Prime Advisors”), a U.S.-based investment management firm specializing in customized fixed income portfolios primarily for U.S. insurance companies; (iii) Ryan Labs Asset Management Inc., a New York-based asset manager specializing in fixed income and liability-driven investing; and (iv) Sun Life Institutional Investments (Canada) Inc. (“SLIIC”) (previously called Sun Life Investment Management Inc.), our Canadian institutional asset manager which provides investment expertise in alternative asset classes and liability-driven investing to pension funds and other institutional investors. SLIM products are sold by the individual companies through internal sales teams.

SLIM’s reported net income and operating net income for the year ended December 31, 2016 was C$29 million, compared to C$12 million in 2015. SLIM’s net income in 2016 primarily reflected the results of the 2015 acquisitions in SLIM.

SLIM’s AUM was C$53.2 billion as at December 31, 2016, compared to C$57.8 billion as at December 31, 2015. This decrease was mainly due to a $9 billion decrease relating to a Client of Bentall Kennedy which exercised its right to acquire certain wholly-owned subsidiaries involved in the management of its assets(1) and due to the strengthening of the Canadian dollar relative to the exchange rates at the end of the fourth quarter of 2015, partially offset by net sales and asset appreciation.

2017 Outlook and Priorities

MFS’s active management strategy focuses on delivering value to our Clients over the long term and our strong relative performance puts us in a competitive position over other asset managers. Notwithstanding a move by some investors to follow passive strategies, MFS is well positioned to attract flows from all Client sectors that are seeking capital appreciation over the long term based on our disciplined, long-term approach with a successful track record. Institutional investors are increasingly turning to solutions and alternative assets to help match assets and liabilities. SLIM’s strategy is based on extending how we manage Sun Life Financial’s general account to third-party institutional investors which, like Sun Life Financial, have long-dated liabilities that they must meet. SLIM’s investment philosophy revolves around the belief that portfolios should be managed in a customized manner aligned with the profile of an institution’s liabilities and that alternative, yield-oriented asset classes (such as private fixed income and real estate) can enhance returns.

SLF Asset Management 2017 priorities include four primary objectives:

•	Deliver superior investment performance.
•	Continue to raise the bar in providing exceptional service based on a deep understanding of Client needs.
•

At MFS, focus particularly on our Blended Research products, which combine both fundamental and quantitative research, and on expanding our fixed income capabilities in strategies targeted to the institutional marketplace.

•	At SLIM, leverage the capabilities of Bentall Kennedy, Prime Advisors, Ryan Labs and SLIIC to develop new products and expand distribution.

Initiatives related to expanding distribution, products, Client management and brand have been established to enable MFS and SLIM to accomplish these priorities. These initiatives are supported by an ongoing focus on people to ensure performance and growth objectives are achieved.

SLF Asia

Business Profile

Sun Life Financial’s history in Asia dates back to the early 1890s. Today, SLF Asia operates through subsidiaries in the Philippines, Hong Kong, Indonesia(2), and Vietnam(3) , as well as through joint ventures and associates with local partners in the Philippines, India(4), China and Malaysia. These seven markets account for over 70% of Asia’s total population. Our Regional Office in Hong Kong facilitates growth opportunities in Asia, and supports the sharing of best practices and resources throughout SLF Asia’s operations.

We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, Hong Kong, Vietnam, India, China and Malaysia. We have also established asset management companies either directly or through joint ventures and associates in the Philippines, India and China. We distribute these insurance and wealth products to middle- and upper-income individuals, groups and affinity Clients through multiple distribution channels, with agency remaining the largest distribution channel. This helps move forward our goal of growing Asia through distribution excellence in higher growth markets.

(1)	The transfer of the assets is expected to be completed in the first quarter of 2017, and from June 30, 2016, assets of $9 billion related to this are not reported in SLIM’s AUM.
(2)	On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life in Indonesia from 49% to 100%.
(3)	We increased our ownership stake in Sun Life Vietnam from 49% to 75% on January 7, 2016, and to 100% on November 9, 2016.
(4)	On April 11, 2016, we increased our ownership stake in BSLI in India from 26% to 49%.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 41

Strategy

Our goal is to strengthen our competitive position in Asia and to develop into a significant long-term revenue and earnings growth operation. As such, we continue to develop innovative products, expand distribution channels and leverage the Company’s existing asset management capability in Asia. Local initiatives complement our efforts to leverage our worldwide resources to bring industry-leading products, services and best practices to Asia.

2016 Business Highlights

•

We have continued to invest in our Asia business, including acquiring full ownership of Sun Life Vietnam Insurance Company Limited, announcing we have agreed to an exclusive 15-year distribution agreement with FWD Life Insurance Company (Bermuda) Limited (“FWD”) in Hong Kong and also to acquire its pension business consisting of the Mandatory Provident Fund and Occupational Retirement Schemes Ordinance businesses, acquiring full ownership of PT CIMB Sun Life in Indonesia and extending our bancassurance arrangement with PT Bank CIMB Niaga in Indonesia, and increasing our ownership in Birla Sun Life Insurance in India to 49%.

•

In the Philippines, individual insurance sales continued to grow, with agency sales increasing by 5% from 2015 and agency force growing to approximately 9,200 advisors as at the end of 2016. Sun Life of Canada (Philippines), Inc. maintained its position as the leading life insurance company in the Philippines.

•

In Hong Kong, individual insurance sales grew 47% compared to 2015, measured in local currency, with 12% growth in agency and 130% in the financial intermediary channel. Agency headcount reached approximately 1,900 as at the end of 2016. Pension AUM reached C$6.5 billion, a growth of 17%, measured in local currency, compared to 2015.

•	In Indonesia, individual insurance sales grew 24% from 2015, measured in local currency, with agency headcount ending at approximately 10,100 as at the end of 2016.
•

In Vietnam, agency sales grew from 2015, measured in local currency, due to organic growth and our increase in ownership in Sun Life Vietnam, and agency headcount was approximately to 2,900 as at the end of 2016.

•

In India, individual insurance sales increased by 85% from 2015, measured in local currency, due to our increase in ownership in BSLI as well as organic sales growth. AUM of Birla Sun Life Asset Management Company (“BSLAMC”), our asset management joint venture, reached C$18 billion.

•	In China, individual insurance sales grew by 40% from 2015, with 87% growth in agency and 29% growth in bancassurance, measured in local currency.
•	In Malaysia, individual insurance sales increased by 25% from 2015, measured in local currency, driven by growth in the bancassurance channel.

Financial and Business Results

Summary statements of operations

($ millions)	2016	2015	2014
Net premiums	1,854	1,171	804
Net investment income	761	52	832
Fee income	341	306	230
Revenue	2,956	1,529	1,866
Client disbursements and change in insurance contract liabilities	1,970	524	1,125
Commissions and other expenses	611	646	516
Income tax expense (benefit)	51	48	43
Participating policyholders’ income and non-controlling interests in net income of subsidiaries	15	–	–
Reported net income	309	311	182
Less: Acquisition, integration and restructuring(1)	33	–	–
Operating net income(2)	276	311	182
Less: Market related impacts	(13)	19	(12)
Less: Assumption changes and management actions	(6)	40	20
Underlying net income(2)	295	252	174
Operating ROE (%)(2)	7.0	9.2	6.8
Underlying ROE (%)(2)	7.5	7.4	6.5
(1)

In 2016, Acquisition, integration and restructuring amounts relate primarily to an adjustment for a non-cash gain of $37 million to our reported net income as a result of both remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam and remeasuring our existing investment to fair value upon acquiring control over the operations of PT CIMB Sun Life in Indonesia, partially offset by acquisition and integration costs.

(2)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

Reported net income was $309 million for 2016, compared to $311 million for the same period in the prior year. Operating net income was $276 million for 2016, compared to $311 million for the same period in the prior year. Operating net income excludes the impact of acquisition, integration and restructuring amounts, which is set out in the table above. The impact of the change in the Canadian dollar in 2016 relative to average exchange rates in 2015 increased reported net income and operating net income by $2 million and underlying net income by $1 million.

Underlying net income for 2016 was $295 million, compared to $252 million for the same period in the prior year. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2016 was primarily driven by interest rates, compared to the favourable effect in 2015 primarily driven by equity markets and interest rates.

42 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Net income for 2016 also reflected favourable impacts from business growth, partially offset by growth in our expenses including investment in our business, relative to 2015. Net income in both periods reflected the favourable effect of net realized gains on the sale of AFS assets.

SLF Asia’s revenue was $3.0 billion in 2016 compared to $1.5 billion in 2015 due to organic business growth, increase in our ownership in our insurance businesses in Indonesia and Vietnam, and increases in the fair value of FVTPL assets in 2016 compared to net losses in 2015.

The following table shows the sales of individual insurance products by country in SLF Asia.

Individual insurance sales(1)

($ millions)	2016	2015	2014
Philippines	179	178	133
Hong Kong	217	144	124
Indonesia	57	45	41
India	68	37	40
China	55	40	49
Vietnam	9	9	7
Malaysia	43	35	28
Total	628	488	422
(1)	Sales from joint ventures in the Philippines, Malaysia, China and India are based on our proportionate equity interest. We increased our ownership stake in Sun Life Vietnam from 49% to 100% during 2016, our stake in BSLI in India from 26% to 49% on April 11, 2016, and our stake in PT CIMB Sun Life in Indonesia from 49% to 100% on July 1, 2016.

Total individual life sales for 2016 were $628 million, up 29% from 2015. On a constant currency basis, individual insurance sales increased 28%. Sales increased across the region, driven by organic sales growth as well as our increased ownership in our insurance businesses in India, Indonesia and Vietnam. We continued to build our agency and alternate distribution channels, leverage a more balanced product portfolio and increase efficiency and productivity while maintaining Client focus.

Results by Business Unit

Philippines

Our operations in the Philippines, established in 1895, distribute a diverse range of insurance and savings products largely through our career agency sales force and bancassurance channel. We offer individual and group life and health insurance products to individuals and businesses through our wholly-owned subsidiary, Sun Life of Canada (Philippines), Inc., and our joint venture with the Yuchengco Group, Sun Life Grepa Financial, Inc., in which we have a 49% ownership stake. In addition, we offer mutual funds through our wholly-owned subsidiary, Sun Life Asset Management Company.

Sun Life of Canada (Philippines), Inc. maintained its position as the leading life insurance company in the Philippines. Our career agency sales force increased by 20% to approximately 9,200 advisors in 2016. On a local currency basis, individual insurance sales were up 2% from 2015. Mutual fund AUM were C$1.3 billion as at the end of 2016, 4% lower than 2015, measured in local currency.

Hong Kong

Our Hong Kong operations offer a full range of products to address insurance and savings needs. We offer individual life and health insurance, mandatory provident funds (the government-legislated pension system), and pension administration to individuals and businesses through a career sales agency force and independent financial advisors.

Agency headcount reached approximately 1,900 as at the end of 2016. On a local currency basis, individual insurance sales were up 47% from 2015, with 12% growth in the agency channel and 130% growth in the financial intermediary channel. AUM in our pension business reached C$6.5 billion, up 17% from 2015, measured in local currency.

Indonesia

In Indonesia, we offer individual life and health insurance, as well as creditor life insurance, through a multi-channel distribution network. On July 1, 2016, we increased our ownership interest in PT CIMB Sun Life, our joint venture with PT Bank CIMB Niaga, from 49% to 100%. We also entered into an extended bancassurance arrangement with PT Bank CIMB Niaga to strengthen our distribution capabilities, serving the bank’s Clients on an exclusive basis for most insurance products.

On a local currency basis, our individual life insurance sales in Indonesia were up 24% from 2015, driven primarily by organic growth in the bancassurance channel and increase in our ownership in PT CIMB Sun Life. Agency headcount increased to approximately 10,100 in 2016.

Vietnam

In Vietnam, we offer individual insurance and pensions through Sun Life Vietnam Insurance Company Limited, our subsidiary, in which we increased our ownership stake from 49% to 100% during 2016 (from 49% to 75% on January 7, 2016, and to 100% on November 9, 2016). The products are distributed through a career agency sales force and a corporate sales team.

On a local currency basis, agency sales in Vietnam increased from 2015, as a result of strong sales momentum from our career agency force which reached approximately 2,900 advisors at the end of 2016, as well as increase in our ownership.

India

Birla Sun Life Insurance Company Limited, our insurance joint venture with the Aditya Birla Group in India(1), provides a full range of individual and group insurance, savings and retirement products through a multi-channel distribution network, including a career agency sales force, bancassurance distribution, brokers and worksite marketing.

(1)	Our joint venture with the Aditya Birla Group in India includes a 49% stake in BSLI, increased from 26% on April 11, 2016, and a 49% stake in BSLAMC.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 43

In addition, Birla Sun Life Asset Management Company Limited(1), our asset management joint venture in India, offers a full range of mutual fund products to both individual and institutional investors. Independent financial advisors and banks distribute BSLI’s mutual funds to the retail sector, while direct distribution serves corporate Clients.

On a local currency basis, individual life insurance sales at BSLI were up 85% from 2015 driven by growth in both the agency and bancassurance channels and by increase in our ownership. On a local currency basis, total gross sales in Birla Sun Life Asset Management Company Limited were up 30%, and AUM increased 29% from 2015. Total AUM for Birla Sun Life Asset Management Company at the end of 2016 were C$37.0 billion, of which C$18.1 billion is reported in our AUM.

China

Sun Life Everbright Life Insurance Company Limited (“SLEB”), in which we have a 24.99% ownership stake, operates a multi-distribution model that combines a direct career agency, financial consultants, telemarketing, and bancassurance alliances to sell individual life and health insurance and savings products. Its branches operate in provinces that represent approximately 70% of China’s population. SLEB has a 99% ownership stake in the Sun Life Everbright Asset Management Co., Ltd.

On a local currency basis, sales of individual insurance products by SLEB were up 40% in 2016 compared to 2015, with 87% growth in the agency channel, 29% in bancassurance and 59% in telemarketing. Agency headcount reached approximately 2,500 at the end of 2016, up 70% from 2015.

Malaysia

Our operations in Malaysia offer individual and group insurance through Sun Life Malaysia Assurance Berhad and Sun Life Malaysia Takaful Berhad, our joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad, in which we have a 49% ownership stake. The companies have an exclusive bancassurance agreement with CIMB Group to distribute insurance and takaful products through CIMB’s bank network across Malaysia.

On a local currency basis, individual insurance sales in Malaysia were up 25% in 2016 compared to 2015, driven by growth in the bancassurance channel.

2017 Outlook and Priorities

Asia’s economic growth has underpinned the expansion of the life insurance industry. This, combined with favourable demographics, low penetration rates for insurance and significant growth of the middle class, provides tremendous opportunities for SLF Asia. On the other hand, changing regulatory regimes, increased competition from new entrants in the Asian market and economic uncertainty pose challenges to our businesses.

In order to strengthen our competitive position and grow SLF Asia to be a more significant contributor to overall earnings, we intend to focus our efforts on the following strategic initiatives:

•	Continuing to grow in our existing seven markets by executing on our multichannel distribution strategy to reach our Clients;
•	Building value and profitability in the markets where we operate with strong financial discipline and risk management;
•	Creating a competitive suite of products to meet our Clients’ needs;
•	Continuing to build our brand recognition in each market;
•	Investing in digital technology to support growth; and
•	Establishing a strong foundation of values, people and partnerships to execute our strategy.

Corporate

Our Corporate segment includes the results of SLF U.K. and Corporate Support.

SLF U.K. has a run-off block of business consisting of approximately 675,000 in-force life and pension policies, with approximately £12.2 billion of AUM. Since December 2010, SLF U.K. has been closed to new business and focuses on supporting existing Clients. Most administrative functions have been outsourced to external service providers which are managed by an in-house management team.

Corporate Support operations consist of the Company’s Run-off reinsurance business as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments. Our Run-off reinsurance business is a closed block of reinsurance assumed from other insurers. Coverage includes long-term care, medical coverage, and guaranteed minimum income and death benefit coverage. The block also includes group long-term disability and personal accident which are 100% retroceded.

(1)	Our joint venture with the Aditya Birla Group in India includes a 49% stake in BSLI, increased from 26% on April 11, 2016, and a 49% stake in BSLAMC.

44 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Financial and Business Results

Summary statements of operations ($ millions)	2016	2015	2014
Net premiums	118	(28)	124
Net investment income	1,327	160	1,398
Fee income	53	83	88
Revenue	1,498	215	1,610
Client disbursements and change in insurance contract liabilities	1,118	(132)	1,312
Commissions and other expenses	375	361	324
Income tax expense (benefit)	(94)	(140)	(95)
Dividends paid to preferred shareholders	96	100	111
Reported net income (loss)	3	26	(42)
Less: Acquisition, integration and restructuring:
SLF U.K.	–	–	–
Corporate Support	(5)	(17)	(26)
Operating net income (loss)(1)	8	43	(16)
Less: Market related impacts	(13)	14	6
Less: Assumption changes and management actions	14	11	41
Underlying net income (loss)(1)	7	18	(63)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

The reported net income was $3 million in the Corporate segment in 2016, compared to a reported net income of $26 million in 2015. Operating net income was $8 million in 2016, compared to an operating net income of $43 million in 2015. Operating net income excludes acquisition, integration and restructuring amounts in 2016 and 2015, which are set out in the table above. The strengthening Canadian dollar in 2016 relative to the U.K. pound in 2015 decreased reported net income, operating net income and underlying net income by $16 million, $16 million and $15 million, respectively.

Underlying net income was $7 million in 2016, compared to an underlying net income of $18 million in 2015. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The unfavourable effect of market related impacts in 2016 was primarily driven by equity markets, partially offset by swap spreads, compared to a favourable effect in 2015, primarily driven by interest rates partially offset by equity markets.

Net income by business unit ($ millions)	2016	2015	2014
Reported net income (loss)	3	26	(42)
Acquisition, integration and restructuring:
SLF U.K.	–	–	–
Corporate Support	(5)	(17)	(26)
Operating net income (loss)(1)	8	43	(16)
SLF U.K.(1)	184	200	174
Corporate Support(1)	(176)	(157)	(190)
(1)	Represents a non-IFRS financial measure. See Non-IFRS Financial Measures.

SLF U.K.

SLF U.K.’s operating net income was $184 million in 2016, compared to $200 million in 2015. Net income in 2016 reflected gains on investing activities on insurance contract liabilities primarily as a result of actions to reduce inflation risks related to annuity payments, assumption changes and management actions, and favourable policyholder behaviour, partially offset by unfavourable market impacts. Net income in 2015 reflected favourable effect of interest rates, currency impacts, policyholder behaviour, mortality experience, and assumption changes and management actions, partially offset by equity markets.

Corporate Support

In Corporate Support, the operating net loss was $176 million in 2016, compared to an operating net loss of $157 million in 2015. The increase in loss in 2016 relative to 2015 was primarily due to incentive compensation costs related to strong operating results and long-term relative share performance.

Investments

The Company strives to ensure that all general fund investments are properly aligned with business objectives, meeting policyholder obligations, and that adequate liquidity is maintained at all times. Consideration is given in our investment process to a wide range of factors, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector, financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 45

and trends including prospects for specific industry sectors. The Risk Review Committee of the Board of Directors approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee. The Governance, Nomination & Investment Committee of the Board of Directors monitors the Company’s Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio and the company’s asset management businesses, and reviews corporate governance guidelines and processes.

Investment Profile

We had total general fund invested assets of $142.4 billion as at December 31, 2016, compared to $138.0 billion as at December 31, 2015. The increase in general fund invested assets of $4.4 billion was primarily due to changes in operating activity, net fair value growth and the acquisition of the U.S. employee benefits business in 2016, partially offset by the currency impact of the strengthening Canadian dollar relative to exchange rates at the end of the fourth quarter of 2015. Our general fund is primarily invested in fixed income instruments, including debt securities and mortgages and loans, with 85.3% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.0% and 4.6% of the portfolio, respectively, and the remaining 6.1% of the portfolio consisted of policy loans, derivative assets, and other invested assets. Our general fund invested assets are well diversified across investment types, geographies and sectors.

Additional detail on our investments is provided in Notes 5 and 6 to our 2016 Annual Consolidated Financial Statements.

The following table sets out the composition of our general fund invested assets(1).

Investments(1)	December 31, 2016			December 31, 2015

($ millions)	Carrying value	Fair value	% of total carrying value	Carrying value	Fair value	% of total carrying value
Cash, cash equivalents and short-term securities	8,642	8,642	6.1%	8,983	8,983	6.5%
Debt securities – FVTPL	59,466	59,466	41.9%	56,785	56,785	41.2%
Debt securities – AFS	12,421	12,421	8.7%	13,111	13,111	9.5%
Equity securities – FVTPL	5,016	5,016	3.5%	4,426	4,426	3.2%
Equity securities – AFS	758	758	0.5%	887	887	0.6%
Mortgages and loans	40,775	43,104	28.6%	39,103	41,849	28.3%
Derivative assets	1,608	1,608	1.1%	1,866	1,866	1.4%
Other invested assets	3,931	3,931	2.8%	3,111	3,111	2.3%
Policy loans	3,141	3,141	2.2%	3,151	3,151	2.3%
Investment properties	6,592	6,592	4.6%	6,540	6,540	4.7%
Total invested assets	142,350	144,679	100%	137,963	140,709	100%
(1)	The invested asset values and ratios presented are based on the carrying value of the respective asset categories. The carrying values for FVTPL and AFS invested assets are generally equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

Energy and Mining

As a leading international financial services organization we have a highly diversified portfolio that includes a variety of investment types spread across a broad range of sectors and geographies. As at December 31, 2016, our direct exposure to energy and mining through our debt securities and corporate loan holdings was approximately $6.1 billion or 4% of total invested assets, and our indirect exposure through our mortgage and real estate holdings was approximately $3.0 billion(1) or 2% of total invested assets.

Debt Securities and Corporate Loans

As at December 31, 2016, our holdings in debt securities and corporate loans in the energy sector were $5.4 billion, where 93% was investment grade ($5.6 billion, of which 93% was rated investment grade as at December 31, 2015)(2). Approximately 47% of our energy sector portfolio was invested in pipeline, storage and transportation entities, 12% was invested in integrated oil and gas entities, and the remaining portion was invested in companies involved in exploration and production, refining, and drilling and servicing, which included 4% in drilling and oil field services. This compared to approximately 45%, 15%, and 7% as at December 31, 2015, respectively.

As at December 31, 2016, our metals and mining sub-sector(3) holdings consisted of debt securities and were $0.7 billion, of which 88% was investment grade ($0.8 billion, of which 97% was investment grade as at December 31, 2015) and which are diversified across several different commodity types.

(1)	The indirect exposure from mortgages and real estate includes real estate holdings and uninsured mortgages in Alberta and Texas.
(2)	The credit risk ratings were established in accordance with the process described in our annual MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.
(3)	The metals and mining sub-sector is included in the Materials line of the Debt Securities by Issuer and Industry Sector table included in the Debt Securities section of our 2016 annual MD&A.

46 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Mortgage and Real Estate

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants in diversified industries. Our most significant property holdings in the oil and gas sector are located in Alberta, where our real estate holdings represented approximately 20% of our global real estate portfolio and our uninsured mortgage holdings represented approximately 6% of our global mortgage portfolio as at December 31, 2016. Market fundamentals within the province have deteriorated as a result of the sustained weakness in energy prices which resulted in rising vacancy levels and lower rental rates. These trends, should they continue, may lead to further reductions in real estate valuations in the province particularly in the office sector.

Within our Alberta mortgage and real estate portfolio, there has been no significant increase in arrears, mortgage defaults, and tenant insolvencies. We continue to closely monitor the effects of market changes in the energy sector on the real estate and mortgage portfolios.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. As at December 31, 2016, we held $71.9 billion of debt securities, representing 50.6% of our total invested assets compared to $69.9 billion, representing 50.7% as at December 31, 2015. Debt securities with a credit rating of “A” or higher represented 69.6% of the total debt securities as at December 31, 2016, compared to 67.9% as at December 31, 2015. Debt securities with a credit rating of “BBB” or higher represented 97.6% of total debt securities as at December 31, 2016, compared to 96.9% as at December 31, 2015.

Corporate debt securities not issued or guaranteed by sovereign, regional and municipal governments represented 64.4% of our total debt securities as at December 31, 2016, compared to 66.0% as at December 31, 2015. Total government issued or guaranteed debt securities as at December 31, 2016 were $25.6 billion, compared to $23.8 billion as at December 31, 2015. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2016.

The carrying value of debt securities of governments and financial institutions by geographic location is presented in the following table.

Debt Securities of Governments and Financial Institutions by Geography

	December 31, 2016		December 31, 2015
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials(1)
Canada	17,371	1,476	15,411	1,416
United States	1,890	4,733	1,702	4,828
United Kingdom	2,201	1,085	2,561	1,481
Philippines	2,619	15	2,745	15
Eurozone(2)	219	697	237	829
Other	1,305	1,297	1,111	1,231
Total	25,605	9,303	23,767	9,800
(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard from S&P Dow Jones Indices. Certain real estate debt securities were moved out from the Financials sector as of September 1, 2016. $2.5 billion has been reclassified out of the Financials sector as at December 31, 2015 for comparability.
(2)	Our investments in Eurozone countries primarily included the Netherlands, Spain, Germany, and France. We did not have any direct exposure to Greece. Of our exposure to Eurozone countries, 99.8% was rated investment grade and 83.5% had a credit rating of “A” or higher as at December 31, 2016 and 99.1% was rated investment grade and 77.4% had a credit rating of “A” or higher as at December 31, 2015.

Our gross unrealized losses as at December 31, 2016 for FVTPL and AFS debt securities were $0.72 billion and $0.14 billion, respectively, compared with $1.1 billion and $0.22 billion, respectively, as at December 31, 2015. The decrease in gross unrealized losses was largely due to the impact of a decline in credit spreads offsetting the impact from rising interest rates.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 47

Debt Securities by Issuer and Industry Sector

	December 31, 2016			December 31, 2015
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities issued or guaranteed by:
Canadian federal government	3,117	1,654	4,771	2,383	1,637	4,020
Canadian provincial and municipal government	11,452	1,148	12,600	10,555	836	11,391
U.S. government and agency	1,198	692	1,890	1,272	430	1,702
Other foreign government	5,578	766	6,344	5,916	738	6,654
Total government issued or guaranteed debt securities	21,345	4,260	25,605	20,126	3,641	23,767
Corporate debt securities by industry sector:
Financials	7,757	1,546	9,303	7,867	1,933	9,800
Utilities	6,641	560	7,201	6,628	646	7,274
Consumer discretionary	2,465	693	3,158	2,375	893	3,268
Industrials	4,103	708	4,811	3,880	847	4,727
Consumer staples	2,253	442	2,695	2,100	580	2,680
Telecommunication services	1,786	288	2,074	1,859	372	2,231
Energy	3,900	516	4,416	3,727	831	4,558
Real estate(1)	1,977	324	2,301	2,038	418	2,456
Materials	1,203	263	1,466	1,249	319	1,568
Other	2,368	543	2,911	1,945	687	2,632
Total corporate debt securities	34,453	5,883	40,336	33,668	7,526	41,194
Asset-backed securities	3,668	2,278	5,946	2,991	1,944	4,935
Total debt securities	59,466	12,421	71,887	56,785	13,111	69,896
(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard from S&P Dow Jones Indices. Certain real estate debt securities were moved out from the Financials sector as of September 1, 2016 and classified under their own category. Prior periods were also restated.

Our debt securities as at December 31, 2016 included $9.3 billion invested in the financial sector, representing approximately 12.9% of our total debt securities, or 6.5% of our total invested assets. This compares to $9.8 billion, or 14.0% of the total debt security portfolio, or 7.1% of our total invested assets as at December 31, 2015.

Our debt securities as at December 31, 2016 included $5.9 billion of asset-backed securities reported at fair value, representing 8.3% of our total debt securities, or 4.2% of our total invested assets. This compares to $4.9 billion representing 7.1% of total debt securities, or 3.6% of our total invested assets as at December 31, 2015. The $1.0 billion increase is primarily due to the purchase of “AAA” rated asset-backed securities. Asset-backed securities with a credit rating of “AAA” represented 85.5% of total asset-backed securities as at December 31, 2016, compared to 77.9% as at December 31, 2015.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories - Credit Risk Management Governance and Control.

Debt Securities by Credit Rating

	December 31, 2016			December 31, 2015
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities by credit rating:
AAA	8,128	4,567	12,695	8,684	4,283	12,967
AA	11,905	1,727	13,632	10,046	1,189	11,235
A	20,798	2,914	23,712	19,526	3,709	23,235
BBB	17,347	2,778	20,125	16,974	3,316	20,290
BB and lower	1,288	435	1,723	1,555	614	2,169
Total debt securities	59,466	12,421	71,887	56,785	13,111	69,896

48 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Debt Securities by Geography

	December 31, 2016			December 31, 2015
($ millions)	FVTPL debt securities	AFS debt securities	Total	FVTPL debt securities	AFS debt securities	Total
Debt securities
Canada	22,507	3,589	26,096	20,400	3,373	23,773
United States	21,469	5,910	27,379	20,432	6,546	26,978
United Kingdom	5,621	659	6,280	6,416	662	7,078
Other	9,869	2,263	12,132	9,537	2,530	12,067
Total debt securities	59,466	12,421	71,887	56,785	13,111	69,896

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at December 31, 2016, we had a total of $40.8 billion in mortgages and loans, representing 28.6% of our total invested assets, compared to $39.1 billion representing 28.3% as at December 31, 2015. Our mortgage portfolio consisted almost entirely of first mortgages and our corporate loan portfolio consisted of private placement assets.

The carrying value of mortgages and loans by geographic location is presented in the following table(1).

Mortgages and Loans by Geography

	December 31, 2016			December 31, 2015
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,234	13,120	21,354	8,067	13,271	21,338
United States	7,162	8,562	15,724	6,725	7,442	14,167
United Kingdom	–	803	803	–	886	886
Other	–	2,894	2,894	–	2,712	2,712
Total	15,396	25,379	40,775	14,792	24,311	39,103
(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2016, we held $15.4 billion of mortgages, compared to $14.8 billion as at December 31, 2015. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family residential, industrial and land properties. As at December 31, 2016, 27.2% of our commercial mortgage portfolio consisted of multi-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2016, consistent with December 31, 2015. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.75 times. Of the $3.1 billion of multi-family residential loans in the Canadian commercial mortgage portfolio, 90.7% were insured by the CMHC. There are no single family mortgages in our mortgage portfolio.

As at December 31, 2016, we held $25.4 billion of corporate loans, compared to $24.3 billion as at December 31, 2015. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the process described in this MD&A under the heading Risk Categories – Credit Risk Management Governance and Control.

Corporate Loans by Credit Rating

As at December 31 ($ millions)
	2016	2015
Loans by credit rating:
AAA	455	409
AA	3,594	3,174
A	11,529	11,532
BBB	9,039	8,499
BB and lower	762	697
Impaired	–	–
Total loans	25,379	24,311

As at December 31, 2016, 97.0% of our total corporate loan portfolio is investment grade, compared to 97.1% as at December 31, 2015.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 49

The carrying value and allowance for mortgages and loans past due or impaired is presented in the following table.

Mortgages and Loans Past Due or Impaired

	December 31, 2016

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	–		–	–
Past due:
Past due less than 90 days	2	–	2	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	39	7	46	23	(1)	7	30
Total(1)	15,419	25,386	40,805	23		7	30

	December 31, 2015

	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	14,690	24,279	38,969	–		–	–
Past due:
Past due less than 90 days	7	32	39	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	137	7	144	42	(1)	7	49
Total(1)	14,834	24,318	39,152	42		7	49
(1)	Includes $21 million of sectoral provisions as at December 31, 2016, consistent with December 31, 2015.

Our impaired mortgages and loans, net of allowance for losses, were $16 million as at December 31, 2016, compared to $95 million as at December 31, 2015. The decrease of $79 million was primarily due to the repayment and sale of impaired mortgages in the year. All of the impaired mortgages are in the United States.

Equities

Our equity portfolio is well diversified and approximately 56.9% of our portfolio was invested in exchange-traded funds as at December 31, 2016, compared to 55.5% as at December 31, 2015. Exchange-traded fund holdings are primarily in the S&P/TSX 60 Index Fund and Standard & Poor’s Depository Receipts. The carrying value of stocks by issuer country as at December 31, 2016 is set out in the following table.

Equities by Issuer Country

	December 31, 2016			December 31, 2015

($ millions)	FVTPL equities	AFS equities	Total	FVTPL equities	AFS equities	Total
Canada	3,404	37	3,441	2,887	40	2,927
United States	757	538	1,295	706	634	1,340
United Kingdom	126	5	131	112	5	117
Other	729	178	907	721	208	929
Total equity securities	5,016	758	5,774	4,426	887	5,313

As at December 31, 2016, 59.6% of our equity portfolio consisted of Canadian issuers; 22.4% of U.S. issuers; 2.3% of U.K. issuers; and 15.7% of issuers from other jurisdictions. Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2016. As at December 31, 2016, our equity exposure to the energy sector was less than 10% of the total equity portfolio. Excluding exchange-traded funds, this exposure declines to 1%.

Investment Properties

Office, retail and industrial properties are the major components of our investment properties portfolio, representing approximately 83% as at December 31, 2016. Our investment properties included 71.5% located in Canada, 27.4% in the United States and the remaining 1.1% in the United Kingdom as at December 31, 2016.

50 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Investment Properties by Type and Geography

	December 31, 2016		December 31, 2015
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Canada
Office	1,680	25.5%	1,618	24.7%
Industrial	964	14.6%	931	14.2%
Retail	1,031	15.6%	988	15.1%
Other	1,038	15.8%	972	14.9%
United States
Office	878	13.3%	979	15.0%
Industrial	372	5.6%	415	6.3%
Retail	459	7.0%	444	6.8%
Other	97	1.5%	90	1.4%
United Kingdom
Office	24	0.4%	34	0.5%
Industrial	9	0.1%	11	0.2%
Retail	39	0.6%	45	0.7%
Other	1	–%	13	0.2%
Total investment properties	6,592	100%	6,540	100%

Derivative Financial Instruments and Risk Mitigation

The fair value of derivative assets held by the Company was $1,608 million, while the fair value of derivative liabilities was $2,512 million as at December 31, 2016.

We use derivative instruments to manage risks related to interest rate, equity market, and currency fluctuations and in replication strategies to reproduce permissible investments. Our use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $0.9 billion, or 1.6% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Our derivatives designated in qualifying hedging relationships for accounting purposes include interest rate swaps, foreign exchange agreements, equity forwards and, previously, currency swaps. We designate certain interest rate swaps in fair value hedging relationships to hedge interest rate exposure on AFS assets. We also designate certain foreign exchange agreements in fair value and cash flow hedging relationships to manage foreign currency fluctuations associated with AFS assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter (“OTC”) derivative transactions are executed under International Swaps and Derivatives Association (“ISDA”) Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

Derivative Instruments

($ millions)	2016	2015
As at December 31
Net fair value	(904)	(1,512)
Total notional amount	54,350	57,845
Credit equivalent amount(1)	510	607
Risk-weighted credit equivalent amount	5	7
(1)	Amounts presented are net of collateral received

The total notional amount of our derivatives decreased to $54.4 billion as at December 31, 2016 from $57.8 billion as at December 31, 2015. The decrease in the total notional amount was primarily attributable to a decrease of $2.2 billion in interest rate contracts for duration matching activities and a decrease of $1.0 billion in currency contracts hedging foreign currency assets.

The net fair value of derivatives was a net liability of $904 million as at December 31, 2016, compared to a net liability of $1,512 million as at December 31, 2015, due primarily to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, partially offset by upward shifts in the yield curve.

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 51

The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

As at December 31, 2016, the credit equivalent amounts for foreign exchange contracts, interest rate contracts, and equity and other contracts were $315 million, $177 million and $18 million, respectively. The corresponding risk-weighted credit equivalent amounts were $2.8 million, $2.2 million and $0.2 million, respectively.

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.iv to our 2016 Annual Consolidated Financial Statements.

Impaired Assets

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value.

Financial assets that are classified as FVTPL, which represented 46.7% of our invested assets as at December 31, 2016, do not have allowances for losses since changes in the fair value of these assets are recorded to income and the assets are recorded at fair value on our Consolidated Statements of Financial Position. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

In the absence of objective evidence of impairment, impairment losses are not recognized on AFS debt securities, equity securities and other invested assets. If the amortized cost of these assets is greater than their fair values, unrealized losses are recognized in OCI. Unrealized losses may be due to interest rate fluctuations or depressed fair values in sectors which have experienced strong negative market performance. The fair value of AFS securities in an unrealized loss position amounted to $5.5 billion and the associated unrealized losses amounted to $0.16 billion as at December 31, 2016, and $6.0 billion and $0.26 billion, respectively, as at December 31, 2015. The gross unrealized losses for FVTPL and AFS debt securities were $0.72 billion and $0.14 billion as at December 31, 2016, respectively, compared to $1.1 billion and $0.22 billion as at December 31, 2015, respectively. The decrease in gross unrealized losses was largely due to the impact of a decline in credit spreads offsetting the impact from rising interest rates.

Impaired mortgages and loans, net of allowance for losses, amounted to $16 million as at December 31, 2016, compared to $95 million as at December  31, 2015 for these assets.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2016 was $2,247 million for losses related to possible future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. This represents 2.3% of the fixed income assets supporting insurance contract liabilities reported on our Consolidated Statements of Financial Position as at December 31, 2016.

Our asset default provision as at December 31, 2016 was $170 million higher than the provision as at December 31, 2015, primarily due to increases in the provision for assets purchased, net of dispositions, including the impact of the U.S. employee benefits business acquired in 2016, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

The following table sets out the changes in our asset default provision for existing fixed income investments.

($ millions)	2016	2015
Opening balance	2,077	1,916
Purchases, dispositions and net asset movement (1)	477	170
Changes in assumptions and methodologies	(2)	(8)
Changes in ratings	44	31
Release of provisions(2)	(271)	(254)
Currency	(78)	222
Closing balance	2,247	2,077
(1)	Net movement reflects the fluctuation in the value of FVTPL assets arising from movements in interest rates, credit spreads and other factors that impact the market value of fixed income investments.
(2)	This amount represents the orderly release of provisions for future credit events held in insurance contract liabilities.

52 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Risk Management

Risk Management Framework

The Company has established a Risk Management Framework (“Risk Framework”) approved by the Board of Directors that prescribes a comprehensive set of protocols and programs that need to be followed in conducting business activities. The risks that arise when providing products and services to Clients and policyholders which are in line with our mission to help Clients achieve lifetime financial security are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning and long-term financial viability of the Company. While all risk cannot necessarily be eliminated, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company’s business objectives over time and are not expected to exceed pre-established boundaries for risk taking. The Risk Framework, corporate strategy, and business objectives, are all aligned and risk management protocols and programs are embedded within every business segment.

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We are subject to financial and insurance risks that are connected to our liabilities and also in connection with the management and performance of our assets, including how we match returns from assets with the payment of liabilities to our Clients. We also face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors such as changes in the economic, political, competitive and regulatory environments. The Risk Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks. The Risk Framework sets out the key mandatory risk management processes in the areas of risk: appetite, identification, measurement, management, monitoring and reporting. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

Risk Culture and Philosophy

Our Risk Framework recognizes the importance of risk culture in the effective management of the Company’s risks. Risk culture relates to how we behave and respond, in addition to the requirements we set. It enables and rewards taking the right risks in an informed manner. It facilitates effective challenge and being transparent about risks and outcomes without fear of reprisal. It drives us to understand Client needs and preferences so that we can act in their best interests. Our risk culture is supported by a strong tone from the top which emanates from the Board of Directors and cascades through the Board Committees, our CEO and executive officers, management and staff. A key premise of our risk management culture is that all employees have an important role to play in managing the Company’s risks. In order to support employees in fulfilling their role, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, have established and communicated a common philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following six elements are foundational to our risk culture:

•	Establishing tone from the top
•	Encouraging transparency in risk-taking
•	Performing effective challenge in conducting business decisions
•	Aligning incentives and risk management practices
•	Effectively communicating the risk culture expectations
•	Establishing clear accountabilities

Our risk management program is embedded in the Company’s culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization’s risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the culture through communication and training on the risk culture elements at various forums and across various levels through training on the code of conduct annually, reinforcing accountability through performance reviews and compensation, and through defining roles, responsibilities and expectations in the risk management policies.

The Risk Framework sets out the Company’s risk philosophy and includes the following core principles.

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite limits and control points for credit, market, insurance, operational and liquidity risks. Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these strategic and business plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including policyholders, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The Policy describes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders.

Effective risk management requires that objectives and incentives be aligned to ensure management’s decisions are aligned with the Company’s risk philosophy and risk appetite. To ensure this, business plans and strategies are independently tested to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing are reported to the Board of Directors. Compensation programs for employees are approved by the Board of Directors and the

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 53

Board Committees and are aligned with the Company’s risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are outside our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important features of capabilities that we assess.

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our business.

Risk-Adjusted Returns

The financial return metrics which are used to assess business activities are required to be risk-adjusted. Financial return metrics are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Risk Appetite and Risk Profile

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board of Directors. It is forward-looking and our strategic plan, capital plan, business plan and business objectives are established within its boundaries.

The Company’s risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of key stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company’s ability to pay claims and fulfill policyholder commitments is not compromised.

The Company’s risk appetite is the primary mechanism to communicate its risk philosophy and the boundaries of permissible risk-taking across the enterprise. It ensures that business activities are assessed against performance criteria that are appropriately risk-adjusted. Our risk appetite supports the objective of maintaining adequate capital, managing return on equity, managing earnings volatility, managing long-term profitability and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company’s overall risk management principles and values.

We generally accept diversifiable risks and utilize risk pooling to create portfolios with relatively low liability volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks where it is possible to diversify across various segments including products, geographies, distribution channels or asset classes in order to maximize diversification opportunities.

Our Risk Appetite Policy sets out specific constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are reviewed periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

Governance Structure and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Board of Directors

Our Board of Directors is ultimately responsible for ensuring the oversight of all risks across the enterprise and has primary responsibility for taking action to ensure risk management policies, programs and practices are in place. By approving our Risk Framework and the Risk Appetite Policy, and providing ongoing oversight of the risk management programs, the Board of Directors monitors that the principal risks are appropriately identified and managed. The Board of Directors oversees business and strategic risk through review and approval of the business and strategic plans, and regularly discusses key themes, issues and risks emerging in connection with the design or implementation of these plans.

The Board of Directors has delegated primary oversight of risk management and capital management to its Risk Review Committee, which is a standing committee of the Board. The primary function of the Risk Review Committee is to assist the Board with oversight of the management of risk enterprise-wide, and of the risk management function to ensure that management has in place policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. The committee regularly monitors that the risk profile is within the agreed risk appetite of the Company and that the Company’s capital position is in compliance with regulatory capital requirements, and recommends to the Board for approval, and monitors, the specific risk limits allocated to the businesses and the annual Capital Plan. The Committee meets with senior business and functional leaders who have first-hand knowledge of risks and the risk management programs, oversees the effectiveness of the risk management function, and obtains reports from internal audit on the effectiveness of risk controls within the business and risk function. The committee also oversees risk management activities of our subsidiaries and risk posed to the Company through its joint venture arrangements. It reviews and approves all risk management policies that are not otherwise assigned to other

54 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Board committees and reviews compliance with those policies. In addition, where the Board has allocated oversight of specific risk management policies and programs to other Board committees, the Risk Review Committee is tasked with providing the Board with an integrated view of oversight of all risk management programs across all Board committees.

The Board of Directors has delegated to the Governance, Nomination & Investment Committee responsibilities related to review and monitoring the Company’s Investment Plan and investment performance, overseeing practices, procedures and controls related to the management of the general fund investment portfolio and the Company’s asset management businesses. In addition, the Committee is also responsible for developing effective corporate governance guidelines and processes including policies and processes to sustain ethical behaviour, and developing processes to assess the effectiveness of the Board and its Committees.

The Audit & Conduct Review Committee is responsible for assisting the Board of Directors in reviewing the integrity of financial statements and related information provided to shareholders and others, compliance with financial regulatory requirements, review and approval of compliance policies, adequacy and effectiveness of the internal controls implemented and maintained by management, compliance with legal and regulatory requirements and the identification and management of compliance risk, and assessing the qualifications, independence and performance of the external auditor.

The Management Resources Committee is responsible for assisting the Board of Directors in ensuring we have the leadership resources for succession of senior executive positions and programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives. In addition, the Management Resources Committee reviews the design, approval and governance of incentive programs to align business objectives and incentives, and to ensure that these incentive programs do not encourage excessive risk taking.

Senior Management Committees

The Executive Risk Committee (“ERC”) is responsible for providing executive management oversight of the Company’s enterprise risk management activities. This includes the review and articulation of the risk appetite, and oversight of the Company’s risk profile and its alignment with the risk appetite. The ERC also oversees processes to ensure ongoing identification of major risks facing the Company and the oversight of strategies and tactics to manage those risks in accordance with the risk appetite and overall objective of promoting a balanced business and product model that will achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing matters related to the management of the Company’s general fund assets which includes providing oversight and direction on the current and potential credit and investment risk exposures facing the Company and mitigating strategies to ensure that effective credit risk management practices and controls are in place.

The Corporate Asset Liability Management Committee is responsible for providing executive oversight and direction for the effective measurement, control and management of the market and liquidity risks in the design and operation of general fund investment strategies for efficiently discharging the Company’s general fund liabilities.

The Operational Risk & Compliance Committee is responsible for providing oversight and direction on the operational risk exposures facing the Company and to ensure that effective operational risk management practices and controls, including compliance programs, are in place.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place.

Accountabilities

Primary accountability for risk management is delegated by the Board of Directors to our CEO, and the CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for risk management to our executive officers, who are accountable for ensuring the management of risk in the scope of their business accountability is in accordance with the Board-approved Risk Framework, Risk Appetite Policy and risk management policies.

We have adopted the three lines of defence model to provide a consistent, transparent and clearly documented allocation of accountability and segregation of functional responsibilities. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk taking activities, and encourages that all functions engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The first line of defence is represented by business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks.

The second line of defence includes the Chief Risk Officer (“CRO”) and various functional heads who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy.

The Internal Audit function is the third line of defence and is responsible for providing independent assurance to the Audit & Conduct Review Committee on whether all significant risks are identified and appropriately reported to the Board Committees and executive officers, and assessing whether these risks are effectively controlled. Additionally, the Risk Review Committee may engage third-party independent reviews to supplement the third line of defence review of the effectiveness of the Company’s risk management programs.

Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements in a comprehensive series of risk management policies and operating guidelines. These policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board of Directors and Board Committees regularly review and approve significant changes to the risk management policies and also regularly review management’s reporting and attestation on compliance to these policies.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 55

Risk Management Process

The risk management process as set out in our Risk Framework is described below:

Risk Identification and Measurement

All business segments employ a common approach to identify and measure risks. Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations between various risk events and categories, and monitor emerging risks, regulatory and rating agency requirements, and industry developments.

Risk measurement involves determining and evaluating potential risk exposures, and includes a number of techniques such as monitoring key risk indicators, assessing probability and severity of risks, and conducting stress testing.

A robust stress testing program is an essential component of the Company’s Risk Framework used to measure, monitor and mitigate the Company’s risk exposures and ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Sensitivity testing is conducted on a regular basis and measures the earnings and MCCSR impact from changes in underlying risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation. Scenario testing involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing. We also use the DCAT process, as required by our regulator, to project income and capital for a five-year period under plausible adverse scenarios.

Risk Management, Monitoring and Reporting

Risk management decisions are formed by evaluating how well the outcomes of the risk measurements and risk assessments for a business activity conform to our risk appetite, including an assessment of risk-adjusted return.

Monitoring processes include oversight by the Board of Directors, which is exercised through Board Committees and senior management committees described in the section of this MD&A under the heading Governance Structure and Accountabilities.

Senior management committees, Board Committees and the Board of Directors regularly review reports that summarize our risk profile, including the exposures across our principal risks including any changes in risk trends and emerging risks. These committees also review the effectiveness of the mitigation strategies presented in the reports. On a regular basis, the Board of Directors and the Board Committees review and approve any significant changes to key policies for the management of risk and review compliance with these policies.

Risk Categories

The shaded text and tables in the following section of this MD&A represent our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments – Disclosures and includes a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. The shaded text and tables represent an integral part of our audited annual Consolidated Financial Statements for the year ended December 31, 2016. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety. This information should be considered carefully together with other information in this MD&A and in our 2016 AIF, our 2016 Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in our Corporate business segment.

Our Risk Framework has grouped all risks into six major risk categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

56 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

• Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for credit risk.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
• Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
• Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
• Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly.
• Internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
• Comprehensive due diligence processes and ongoing credit analyses are conducted.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
• Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse credit developments.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•    Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards which combine an estimated probability of default, and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower’s, or issuer’s, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations (“NRSROs”). Certain assets, including those in our sovereign debt and asset-backed securities portfolios, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor’s, Moody’s, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 to our 2016 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

• Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
• Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
• Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
• Comprehensive asset-liability management and hedging policies, programs and practices are in place.
• Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
• Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
• Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
• Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.

•    Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 57

guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk is the potential for financial loss arising from changes or volatility in interest rates or spreads when asset cash flows and the policy obligations they support are not matched. This may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or spread environments. The impact of changes or volatility in interest rates or spreads is reflected in the valuation of our financial assets and liabilities for insurance contracts.

Our primary exposure to interest rate and spread risk arises from certain general account products and segregated fund contracts which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders. Declines in interest rates or narrowing spreads may also result in increased asset calls, mortgage prepayments and net reinvestment of positive cash flows at lower yields, and therefore adversely impact our profitability and financial position. Negative interest rates may additionally result in losses on our cash deposits and low or negative returns on our fixed income assets impacting our profitability. In contrast, increases in interest rates or a widening of spreads may have a material impact on the value of fixed income assets, resulting in depressed market values, and may lead to losses in the event of the liquidation of assets prior to maturity.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. Conversely, higher interest rates or wider spreads will reduce the value of our existing assets. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

A sustained low interest rate environment may adversely impact our earnings, regulatory capital requirements and our ability to implement our business strategy and plans in several ways, including:

• Lower sales of certain insurance and wealth products, which can in turn pressure our operating expense levels;
• Shifts in the expected pattern of redemptions (surrenders) on existing policies;
• Higher hedging costs;
• Higher new business strain reflecting lower new business profitability;
• Reduced return on new fixed income asset purchases;
• The impact of changes in actuarial assumptions driven by capital market movements;
• Impairment of goodwill; and
• Additional valuation allowances against our deferred tax assets.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits which are calibrated to our risk appetite.

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with

58 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2016 and $223 million (pre-tax) in 2016 ($39 million pre-tax in the fourth quarter of 2015 and $228 million pre-tax in 2015). The net unrealized gains or OCI position on AFS fixed income and equity assets were $86 million and $125 million, respectively, after-tax as at December 31, 2016 ($43 million and $182 million, respectively, after-tax as at December 31, 2015).

The following table sets out the estimated immediate impact on, or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2016 and December 31, 2015.

Interest Rate and Equity Market Sensitivities As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase

As at December 31, 2015(1)
($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	10% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(350)	$(100)	$100	$300
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	4% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.
(2)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2016 and December 31, 2015, with no change to the ASB promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2016 and December 31, 2015, and include new business added and product changes implemented prior to such dates.
(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2016 and December 31, 2015. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)	Represents the respective change across all equity markets as at December 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to changes in interest rates and equity markets have changed since December 31, 2015. The decrease in sensitivity to interest rates has resulted primarily from assumption changes and management actions, including the impact from increased levels of hedging. The decrease in sensitivity to equity markets has resulted primarily from assumption changes and management actions net of the impact from changes in equity markets during 2016.

The above sensitivities were determined using a 50 basis point change in interest rates and a 10% change in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2016. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 59

Interest rate sensitivities do not include any impact from changes to the ASB promulgated URR. In 2014, the Actuarial Standards Board (“ASB”) made changes to the Canadian actuarial standards of practice with respect to economic reinvestment assumptions used in the valuation of insurance contract liabilities. The changes relate to assumed future interest rates, credit spreads and the use of non-fixed income assets supporting fixed obligations. When the ASB promulgated these changes, the intention was to review these assumptions every five years, or sooner if circumstances warrant. Given the continuing low interest rates, we expect the ASB will revisit the reinvestment assumptions in 2017 but the magnitude of any potential changes due to the promulgation remains uncertain. Based on current assumptions, as at December 31, 2016, our estimated sensitivity to a 10 basis point decrease in the URR would have been a decrease in reported and operating net income of approximately $75 million. The actual impact could differ from the Company’s estimate. The statements concerning expected URR changes are forward-looking.

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our shareholders’ net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2016	$ (125)	$ 125
December 31, 2015	$ (100)	$ 75

(1)   Sensitivities have been rounded to the nearest $25 million.

(2)   In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)
Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2016	$ 25	$ (25)
December 31, 2015	$ 50	$ (50)
(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section of this MD&A under the heading Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in market levels and volatility, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for over-the-counter derivatives could impose additional costs and could affect our hedging strategy. In addition, these programs may themselves expose us to other risks.

Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds and mortgages. Derivative instruments may supplement these assets to reduce the risk from cash flow mismatches and mitigate the market risk associated with liability features and optionality. The following table sets out the use of derivatives across a number of our products as at December 31, 2016.

60 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Asset-Liability Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management – interest rate risk exposure for most insurance and annuity products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond futures
Guarantees on insurance and annuity contracts – minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Swaptions, floors, interest rate swaps, futures on interest rates and spread locks on interest rates
Segregated fund guarantees	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels	Put and call options on equity indices, futures on equity indices, interest rate swaps and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2016 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 61

The following table provides information with respect to the guarantees provided for our segregated fund products.

Segregated Fund Risk Exposures ($ millions)

	December 31, 2016
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139

	December 31, 2015
	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,304	424	11,109	575
SLF U.S.	5,400	509	5,789	275
Run-off reinsurance(4)	2,950	569	2,129	570
Total	20,654	1,502	19,027	1,420
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2015 to December 31, 2016 was primarily as a result of the following factors:

(i)	the total fund values decreased due to the net redemptions from legacy business and the strengthening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk decreased due to positive fund returns, the net redemptions from legacy business and the strengthening of the Canadian dollar;
(iii)	the total value of guarantees decreased due to the net redemptions from legacy business and the strengthening of the Canadian dollar; and
(iv)	the total insurance contract liabilities decreased due to higher interest rates, favourable equity market movements, and the net redemptions from legacy business.

Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2016, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2016 and December 31, 2015.

62 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Impact of Segregated Fund Hedging ($ millions)

December 31, 2016

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	–	–	(50)	(100)

December 31, 2015

	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(600)
Hedging impact	200	500	150	500
Net of hedging	–	50	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2016 and December 31, 2015, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the respective change across all equity markets as at December 31, 2016 and December 31, 2015. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Our hedging strategy is applied both at the line of business or product level and at the Company level using a combination of longer-dated put options and dynamic hedging techniques (i.e., frequent re-balancing of short-dated interest rate and equity derivative contracts). We actively monitor our overall market exposure and may implement tactical hedge overlay strategies (primarily in the form of futures contracts) in order to align expected earnings sensitivities with risk management objectives.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2016 would decrease net income(1) by approximately $200 million ($175 million decrease as at December 31, 2015). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2016 would increase net income by approximately $200 million ($175 million increase as at December 31, 2015).

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates could adversely affect our financial condition and results of operations.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of aggregate liabilities and required surplus. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2016 and December 31, 2015, the Company did not have a material foreign currency risk exposure on a functional currency basis.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates to the extent that changes in available capital and required capital do not offset.

(1)	Net income sensitivities have been rounded to the nearest $25 million.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 63

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2015 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2016 and December 31, 2015, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2016 and December 31, 2015, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the sections in this MD&A under the headings Outlook and Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of mortality, morbidity, longevity and policyholder behaviour. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for mortality and morbidity, longevity and policyholder behaviour risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.

64 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk Review Committee.
•	Concentration risk exposure is monitored and mitigated on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 million in Canada and is US$25 million outside of Canada. For survivorship life insurance, our maximum global retention limit is $30 million in Canada and is US$30 million outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian GB business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience also increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

Longevity Risk

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 65

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

Policyholder Behaviour Risk

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds Clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Our Product Design and Pricing Policy, approved by the Risk Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the Client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

66 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

Additional information on insurance risk can be found in Note 7 to our 2016 Annual Consolidated Financial Statements and in the Risk Factors section in our AIF.

Business and Strategic Risk

Risk Description

Business and strategic risk includes risks related to changes in the economic or political environment, changes in distribution channels or Client behaviour, changes in the competitive environment, risks relating to the design or implementation of our business strategy, and changes in the legal or regulatory environment.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:

•	Business and strategic risk governance practices are in place, including independent monitoring and review and reporting to senior management, the Board of Directors and the Board Committees.
•

Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and discussed by our Executive Team and the key themes, issues and risks emerging are discussed by the Board of Directors and the Board Committees.

•	Our business and strategic plans are subject to approval by the Board of Directors, which also receives regular reviews of implementation progress against key business plan objectives.
•	Comprehensive policies including the Risk Framework, Risk Appetite Policy, Product Design and Pricing Policy, and Capital Risk Policy are in place.
•

Our corporate strategy and business objectives are established within the boundaries of the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.

•	Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
•	Merger, acquisition and divestiture transactions are governed by a Board-approved risk management policy and significant transactions require the approval of the Board of Directors.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•	Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific business and strategic risks are discussed below in further detail.

Economic and Political Risk

We operate in various geographies and our business and financial operations are susceptible to global economic, political and regulatory changes. Our overall business and financial operations may be affected by global economic and capital markets conditions through economic shocks transmitted directly or indirectly to other countries as a result of the increasingly connected global markets resulting in market volatility, heightened credit risk, reduced valuation of investments and decreased economic activity. Continued economic and political uncertainty may give rise to increased business and strategic risks including those associated with industry restructuring, mergers and acquisitions, new competitive dynamics and significant changes in the legal, regulatory and tax regimes in which our businesses operate. In addition, adverse economic conditions often arise in conjunction with volatile and deteriorating capital markets conditions, and Client behaviour which can have a direct material adverse impact on our sales and profitability, credit and financial strength ratings, and capital and liquidity positions.

Distribution Risk

Failure to achieve planned distribution scale or appropriate and compliant distribution of products could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop online sales and Client support capabilities and technologies. Distribution risk may also be influenced where our distribution or product strategy and related services (including online sales and Client support capabilities and technologies) are not developed, modified or executed in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment. In addition, the lack of a well-diversified distribution model in some of our countries may cause over-reliance on agency channel or key partners.

Competition Risk

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, e-business capabilities, financial strength ratings, range of product lines and product quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance market. New entrants may use new technologies,

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 67

including advanced data and analytic tools and different processes to challenge traditional insurance companies. The impact of disruption from changing technology and innovation by competitors (including non-traditional competitors) may require us to adapt at a more rapid pace, create margin pressures as the non-traditional competitors may have lower priced products and distribution costs, and may offer a better user-experience or functionality. The risk of disruption may also impact our distribution models as new and low cost digital based business models emerge in connection with the distribution of financial services and products, such as robo advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Implementation of Business Strategy

Our business strategies and plans are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to manage the execution of these initiatives effectively and prioritize initiatives directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our business plan targets. Failure to implement these initiatives could also lead to cost structure challenges.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy, may result in increased implementation costs and diversion of resources to manage the change, could impact financial reporting, accounting processes and capital requirements, and could impact the ability of sales intermediaries to distribute our products, all of which could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

These changes could impact our capital requirements, the regulatory framework for pension arrangements and policies, the regulation of selling practices, sales intermediaries (such as bancassurance) and product structures, solvency requirements, executive compensation, corporate governance practices and could impose restrictions on our foreign operations, which may include changes to the limits on foreign ownership of local companies.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on our products. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, political, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

Mergers, Acquisitions and Divestitures

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives. These transactions introduce the risk of financial loss due to a potential failure to achieve the expected financial or other strategic objectives. There is a risk that we may be unable to make an appropriate acquisition in a desired market or business line or are unable to realize the financial and strategic benefits of the transactions due to competitive factors, regulatory requirements or other factors. These risks could adversely impact our ability to achieve our financial and strategic objectives.

Additional information on business and strategic risk can be found in the Risk Factors section in our AIF.

Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk management is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:

•	Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
•	Comprehensive Operational Risk Management Policies, guidelines and practices are in place.
•	Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
•

Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.

•

We have established appropriate internal controls and systems, compensation programs, and seek to hire and retain competent people throughout the organization and provide ongoing training to our people.

68 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse scenarios.
•

We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail.

Information Security and Privacy Risks

Our business is dependent on maintaining a secure environment for our Clients, employees and other parties’ information. This requires the effective and secure use of information technology systems, including controls around logical access, physical access and data management. We engage with various stakeholders through web based technology and mobile applications, and use technology to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced certain business and information technology functions to third parties in various jurisdictions.

We continue to make investments in technology, processes and cyber security professionals to position us to be better prepared to deal with the evolving threat landscape. Our security framework includes policies and procedures that are aligned with recognized industry standards and are compliant with applicable laws and regulations. We have well-established security controls (including logical, physical and data management controls) and processes that are intended to protect information and computer systems including information security risk assessments and privacy impact assessments. The framework also includes technology, process and behavioural based controls to protect our information systems and the data entrusted to us by our Clients and employees. As part of the overall security program, we provide security awareness training sessions for all new employees and on an annual basis thereafter.

In particular, privacy breaches could occur and may result in unauthorized access and disclosure or use of personal information. Many jurisdictions in which we do business are developing and implementing reporting requirements relating to cyber security and more stringent consumer privacy legislation. Our global privacy program requires adherence to our global privacy commitment, local laws and local privacy policies. We monitor emerging privacy legislation and we have established a network of privacy officers in the business segments to monitor and provide guidance on handling personal information and for reporting privacy incidents to appropriate management for response and resolution. In addition, we conduct privacy impact assessments, training and regular monitoring and reporting to help mitigate these risks.

Social media risks could also significantly impact our reputation due to the broad reach and real-time interaction of such media. We monitor social media to enable us to take action to mitigate an event that could potentially have a negative impact on our brand.

Human Resources Risk

We operate in an increasingly competitive and global business environment and ensuring our ability to attract, retain and enable high performing talent that is diverse and engaged is essential to meeting the needs of our Clients. The loss of our top talent could have a material adverse effect on our reputation and business objectives given their skills, knowledge of our business, years of industry experience and the potential difficulty of promptly finding qualified replacements. If we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or design compensation programs that effectively drive employee behaviour, our ability to achieve business objectives, including meeting Client requirements, operational, financial and growth goals, could be adversely affected.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place. Our recruiting, rewards and development programs seek to attract, build and retain high performing talent and build strong succession plans. We also measure and monitor employee engagement regularly to ensure we create and maintain a work environment where all employees are able to contribute effectively.

Execution and Integration Risks Relating to Mergers, Acquisitions and Divestitures

We regularly explore opportunities to acquire other financial services businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategy goals. In 2015 and 2016, we have announced acquisitions in various markets and have increased our ownership interests in certain of our joint ventures and associates in Asia. These transactions introduce the risks related to completing the transactions as planned including effective separation and integration of the transferred businesses, and effective or efficient integration, restructuring or reorganization of the businesses after the transactions have closed, and motivating and retaining personnel to effectively execute these transactions. These risks could have an impact on our business relationship with various stakeholders including future employees, Clients, distributors and partners. Anticipated cost synergies or other expected benefits may not materialize due to a failure to successfully integrate the acquired business with our existing operations.

To mitigate this risk, we have established procedures to oversee the execution and integration of merger and acquisition transactions. Regular updates on the execution and integration risks relating to these transactions are provided to the Board of Directors, Board Committees and senior management committees, as appropriate.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. In recent years, there has been an increased focus by regulators globally on Client fairness, conduct and anti-money laundering. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory proceedings, penalties, restrictions on our business, litigation or an inability to carry out our business strategy.

Our Chief Compliance Officer oversees our comprehensive Company-wide compliance framework, which is consistent with regulatory guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 69

risk, and includes: Company-wide and business segment policies, standards and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs. There are also new employee orientation programs that include anti-money laundering and anti-terrorist financing, anti-bribery and corruption, privacy and information security risk management. To ensure effective oversight and implementation, the framework is supported by a network of compliance officers and the general counsel in each business segment. The Chief Compliance Officer reports regularly to the Board of Directors and Board Committees on the state of compliance, key compliance risks, emerging regulatory trends, escalation of key issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

To manage the risks associated with our technology infrastructure and applications, we have implemented a number of policies, standards and controls through our technology approval and governance model to ensure ongoing operational and data integrity, information security and systems availability. A system development methodology and process has also been designed and implemented.

Third-Party Risk

We engage in a variety of third-party relationships, including distributors, consultants, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or perform to expected standards.

To manage these risks, we have established Company-wide policies and standards which are consistent with OSFI’s and other local regulatory requirements. Our outsourcing and supplier risk management programs include specific requirements, guidelines and methodologies to effectively identify, assess, manage, monitor and report on the outsourcing and supplier risks.

Business Disruption Risk

Our businesses are dependent on the availability of trained employees, physical locations to conduct operations, and computer and Internet-enabled technology. A significant business disruption to our operations can result if one or more of these key elements are negatively impacted.

To manage this risk, we have implemented a business continuity program to facilitate the recovery of critical business operations. This program encompasses business continuity planning, crisis management and disaster recovery. Our policy, standard and operating procedures establish consistent processes designed to ensure that key business functions can continue and normal operations can resume effectively and efficiently should a major disruption occur. Each business area maintains its own business continuity plan under the oversight of the business continuity program and these elements are updated and tested on a regular basis. In addition, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management and risk management. The risk of inappropriate or erroneous design or use of models could have an adverse impact including errors in financial reporting impacting our profitability and financial position.

To manage model risk, we have established robust, Company-wide model risk management procedures with respect to building, changing and using models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries. Our business decisions are dependent on the accuracy and completeness of the underlying data and information. Information management risk is the inability to capture, manage, retain and dispose records and data, and the inability to provide data on a timely and accurate basis to support the business decisions. Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties and litigations.

To manage and monitor information management risk, we have robust internal control framework, data governance and record management practices in place to ensure accuracy and completeness of the underlying data as well appropriate retention of the information.

Environmental Risk

Our financial performance may be adversely affected if we do not adequately prepare for the direct or indirect negative impacts of environmental events and developments, including climate change. These include impacts from related emerging regulatory and public policy developments, and their impacts on our suppliers and Clients. External factors such as stakeholder expectations around environmental performance, resource constraints, impact of climate change and costs associated with adaptation are also potential sources of environmental risk. Climate change risks may also affect our Clients and our suppliers, which could have a negative impact on our operations and performance. Further, an environmental issue on a property owned by us or on any property with which we are affiliated could have financial or reputational impacts.

We maintain an environmental risk management program to help protect investment assets (primarily real estate, mortgage and certain private fixed income assets) from losses due to environmental issues and to help ensure compliance with applicable laws. An important aspect of the program is an assessment of new investment assets for existing and potential environmental risks. Additionally, all

70 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

employees who are involved in underwriting and asset management investments in real estate and private debt secured by real estate complete environmental training and provide annual sign-off on compliance with the Company’s environmental guidelines. We have programs in place across our real estate portfolio to identify and mitigate environmental risks, to conserve energy and to reduce waste. Environmental factors are incorporated into initial and ongoing reviews and assessments of public fixed income, private fixed income, real estate and commercial mortgage investments. Our cross-functional North American Investments Environmental Committee works to identify and assess environmental risks across our investment assets. Our International Sustainability Council convenes on broader environmental and sustainability issues. We report on environmental management annually in our Sustainability Report reviewed by the Governance, Nomination & Investment Committee.

Additional information on operational risk can be found in the Risk Factors section in our AIF.

Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt, and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in the event of a liquidity crisis.
•

Stress testing is performed by comparing liquidity coverage ratios under a one-month stress scenario to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and legal entity levels.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 71

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments as at December 31, 2016 and December 31, 2015:
Financial Liabilities and Contractual Obligations
December 31, 2016 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	10,249	8,393	8,363	226,117	253,122
Senior debentures and unsecured financing(2)	110	520	485	4,392	5,507
Subordinated debt(2)	150	299	299	4,696	5,444
Bond repurchase agreements	1,789	–	–	–	1,789
Accounts payable and accrued expenses	6,530	–	–	–	6,530
Secured borrowings from mortgage securitization	22	251	419	597	1,289
Borrowed funds(2)	97	49	53	132	331
Total liabilities	18,947	9,512	9,619	235,934	274,012
Contractual commitments(3)
Contractual loans, equities and mortgages	987	461	30	908	2,386
Operating leases	109	212	152	471	944
Total contractual commitments	1,096	673	182	1,379	3,330

December 31, 2015 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Insurance and investment contract liabilities(1)	11,520	8,268	8,422	207,810	236,020
Senior debentures and unsecured financing(2)	150	300	574	6,309	7,333
Subordinated debt(2)	108	217	217	3,208	3,750
Bond repurchase agreements	1,549	–	–	–	1,549
Accounts payable and accrued expenses	6,489	–	–	–	6,489
Secured borrowings from mortgage securitization	14	83	309	362	768
Borrowed funds(2)	160	629	54	132	975
Total liabilities	19,990	9,497	9,576	217,821	256,884
Contractual commitments(3)
Contractual loans, equities and mortgages	711	290	83	789	1,873
Operating leases	93	178	149	502	922
Total contractual commitments	804	468	232	1,291	2,795
(1)	These amounts represent the undiscounted estimated cash flows of insurance and investment contract liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance and investment contract liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates.
(2)	Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
(3)	Contractual commitments and operating lease commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 23 of our 2016 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 to our 2016 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

Capital and Liquidity Management

Our liquidity management practices allow us to maintain a strong financial position by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

On September 12, 2016, OSFI released its LICAT Guideline, a new capital adequacy guideline. When implemented in 2018, this guideline will establish new regulatory capital requirements for life insurance companies, which will replace the current MCCSR Guideline. Similar to the MCCSR Guideline, OSFI has indicated that it will regularly review the effectiveness of the LICAT Guideline and update it to keep abreast of developments in the life insurance industry and evolving risk measurement and management practices. We are currently assessing the impact of the adoption of this guideline on our business.

72 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2016, we maintained net cash, cash equivalents and short-term securities totaling $8.5 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities decreased by $364 million in 2016. Cash flows generated by operating activities were $3,668 million in 2016, compared to $4,461 million in 2015. Cash used in financing activities in 2016 increased by $437 million from 2015. Investing activities decreased cash by $1,893 million during 2016, compared to $723 million in 2015 due to the acquisition of U.S. employee benefits business in 2016. The strengthening of the Canadian dollar against foreign currencies decreased cash balances by $235 million in 2016, compared to an increase of $516 million in 2015.

($ millions)	2016	2015
Net cash provided by operating activities	3,668	4,461
Net cash provided by (used in) financing activities	(1,543)	(1,106)
Net cash provided by (used in) investing activities	(1,893)	(723)
Changes due to fluctuations in exchange rates	(235)	516
Increase (decrease) in cash and cash equivalents	(3)	3,148
Net cash and cash equivalents, beginning of year	6,512	3,364
Net cash and cash equivalents, end of year	6,509	6,512
Short-term securities, end of year	1,944	2,305
Net cash, cash equivalents and short-term securities, end of year	8,453	8,817

Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

•	capital levels
•	asset levels
•	matching position
•	diversification and credit quality of investments
•	cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

The legal entity, SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $1,616 million in cash and other liquid assets as at December 31, 2016. Of this amount, $1,390 million was held at SLF Inc. The remaining $226 million of liquid assets were held by SLF Inc.’s wholly-owned holding companies, which are available to SLF Inc. without any regulatory restrictions. SLF Inc. and its wholly-owned holding companies had $990 million in cash and other liquid assets as at December 31, 2015. The increase in cash and liquid assets in these holding companies in 2016 was primarily attributable to the issuance of $1,350 million subordinated debt detailed below, which was partially offset by our investment in an additional equity interest in BSLI and other operational requirements. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2016					December 31, 2015

Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US$	500	US$	77	2018	US$	500	US$	77	2018
Uncommitted		US n/a		US n/a	n/a	US$	400	US$	400	2017
Uncommitted		$205		$101	n/a		$205		$89	n/a
Uncommitted	US$	25	US$	12	n/a	US$	25	US$	12	n/a

The agreement relating to our committed credit facility contains typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2016. These covenants include, but are not limited to,

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 73

the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.’s total equity was $22.4 billion as at December 31, 2016.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee of the Board of Directors on a quarterly basis. The Board of Directors is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company’s capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The Board of Directors reviews and approves SLF Inc.’s capital risk policy annually. Our Corporate Treasury and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company’s capital base consists mainly of common shareholders’ equity. Other sources of capital include preferred shareholders’ equity and subordinated debt issued by SLF Inc. and Sun Life Assurance. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust and Sun Life Capital Trust II.

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 13, 14, 15 and 21 to our 2016 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2016	2015
Subordinated debt	3,836	2,492
Innovative capital instruments(1)	698	697
Equity
Participating policyholders’ equity and non-controlling interest	412	168
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	19,699	18,993
Total equity	22,368	21,418
Total capital	26,902	24,607
Ratio of debt to total capital(2)	16.9%	13.0%
Ratio of debt plus preferred shares to total capital(2)	25.2%	22.1%
(1)	Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust and Sun Life Capital Trust II. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements.
(2)	Debt includes all capital qualifying debt obligations.

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2016, our total capital was $26.9 billion, up from $24.6 billion as at December 31, 2015. The increase in total capital was primarily the result of common shareholders’ net income of $2,485 million and the issuance of $1,350 million of subordinated debentures detailed below, partially offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $806 million, and the payment of $986 million of dividends on common shares.

Common shareholders’ equity was $19.7 billion as at December 31, 2016, compared with $19.0 billion as at December 31, 2015. The $0.7 billion increase was due to common shareholders’ net income and OCI, partially offset by dividends on common shares.

We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc., which includes the innovative capital instruments and preferred shares issued by SLF Inc. as part of debt for the purposes of this calculation, increased to 25.2% as at December 31, 2016, compared with 22.1% as at December 31, 2015.

74 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

On February 19, 2016, SLF Inc. issued $350 million principal amount of Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. The net proceeds were used to partially fund the acquisition of the U.S. employee benefits business in March 2016 and for general corporate purposes.

On September 19, 2016, SLF Inc. issued $1,000 million principal amount of Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. The net proceeds from this issue of debentures were raised for general corporate purposes, including investments in subsidiaries and repayment of indebtedness.

On September 30, 2016, 1.1 million Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 10R (“Series 10R Shares”) were converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) through a holder option, on a one-for-one basis. After the conversion, 6.9 million Series 10R Shares and 1.1 million Series 11QR Shares were outstanding. For additional information, refer to Note 15 of our Annual Consolidated Financial Statements.

On December 19, 2016, we announced that the number of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the “Series 12R Shares”) that were elected to be converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR (the “Series 13QR Shares”) was less than the one million shares required to give effect to conversions into Series 13QR Shares and accordingly no Series 12R Shares were converted into Series 13QR Shares.

On January 4, 2017, SLF Inc. announced its intention to redeem on March 2, 2017 all of the outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures. The redemption will be funded from existing cash and liquid assets.

On June 1, 2016, SLF Inc. redeemed all of the outstanding $950 million principal amount of the Series B Senior Debentures in accordance with the terms of the Series B Senior Debentures.

As at December 31, 2016, our debt capital consisted of $3,836 million in subordinated debentures and $698 million of innovative capital instruments. The maturity dates of our long-term debt are well distributed over the medium- to long-term horizon to maximize our financial flexibility and to minimize refinancing requirements within a given year.

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments and preferred shares outstanding as at December 31, 2016.

Description	Interest Rate	Earliest Par Call Date/Redemption Date(1)	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance
6.30% Debentures, Series 2	6.30%	n/a	2028	150

Subordinated Debt Issued by SLF Inc.
Series 2007-1	5.40%	May 29, 2037	2042	400
Series 2008-1	5.59%	January 30, 2018	2023	400
Series 2012-1	4.38%	March 2, 2017	2022	800
Series 2014-1	2.77%	May 13, 2019	2024	250
Series 2015-1	2.60%	September 25, 2020	2025	500
Series 2016-1	3.10%	February 19, 2021	2026	350
Series 2016-2	3.05%	September 19, 2023	2028	1,000

Trust Units Issued by Sun Life Capital Trust
SLEECS – Series B	7.09%	June 30, 2032	Perpetual	200

Debt Securities Issued by Sun Life Capital Trust II
SLEECS – Series 2009-1	5.86%	December 31, 2019	2108	500

Class A Preferred Shares Issued by SLF Inc.
Series 1	4.75%	Any time	Perpetual	400
Series 2	4.80%	Any time	Perpetual	325
Series 3	4.45%	Any time	Perpetual	250
Series 4	4.45%	Any time	Perpetual	300
Series 5	4.50%	Any time	Perpetual	250
Series 8R(2)	2.275%	June 30, 2020	Perpetual	130
Series 9QR(3)	Floating	June 30, 2020(5)	Perpetual	150
Series 10R(2)	2.842%	September 30, 2021	Perpetual	173
Series 11QR(4)	Floating	September 30, 2021(5)	Perpetual	27
Series 12R(2)	3.806%	December 31, 2021	Perpetual	300
(1)	The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value.
(2)	On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41%, Series 10R – 2.17% and Series 12R – 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)	Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020, and on June 30 every five years thereafter.
(4)	Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021, and on September 30 every five years thereafter.
(5)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 75

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2016	2015
Balance, beginning of year	612.3	613.1
Stock options exercised	1.3	1.6
Common shares repurchased	–	(5.3)
Canadian Dividend Reinvestment and Share Purchase Plan	–	2.0
Shares issued as consideration for business acquisition	–	0.9
Balance, end of year	613.6	612.3
Number of Stock Options Outstanding
(in millions)	2016	2015
Balance, beginning of year	4.8	6.4
Options issued	0.4	0.4
Options exercised, cancelled or expired	(1.8)	(2.0)
Balance, end of year	3.4	4.8

Under our Canadian Dividend Reinvestment and Share Purchase Plan (the “Plan”), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through the Plan with cash. For dividend reinvestments, we may, at our option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the Toronto Stock Exchange (“TSX”) and alternative Canadian trading platforms (the “Exchanges”) at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments during 2016 were issued with no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.’s common shares on the TSX on the grant date.

As at February 3, 2017, 3,365,326 options to acquire SLF Inc. common shares and 613,611,965 common shares of SLF Inc. were outstanding.

In 2016, SLF Inc. had no share repurchase programs. During 2015, SLF Inc. purchased and cancelled 5.3 million common shares at a total cost of $212 million as a part of a normal course issuer bid under which it was authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. The purchases in 2015 were made through the facilities of the Exchanges, at prevailing market rates and all common shares purchased by SLF Inc. were cancelled.

Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board of Directors and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board of Directors reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target a dividend payout ratio of between 40% and 50% based on underlying income, except where circumstances and the factors noted above would suggest a different ratio.

During 2016, our dividend payout ratio to common shareholders based on our reported net income was 40% and on an underlying net income basis was 43%.

SLF Inc. increased its common shareholders’ dividend for the fourth quarter of 2016 to $0.42. Total common shareholder dividends declared in 2016 were $1.62 per share, compared to $1.51 in 2015.

76 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Dividends declared Amount per share	2016	2015	2014
Common shares	$1.62	$1.51	$1.44

Class A preferred shares
Series 1	$1.187500	$1.187500	$1.187500
Series 2	$1.200000	$1.200000	$1.200000
Series 3	$1.112500	$1.112500	$1.112500
Series 4	$1.112500	$1.112500	$1.112500
Series 5	$1.125000	$1.125000	$1.125000
Series 6R(1)	$–	$–	$0.750000
Series 8R(2)(3)	$0.568800	$0.828100	$1.087500
Series 9QR(4)	$0.476000	$0.243300	$–
Series 10R(2)(5)	$0.908900	$0.975000	$0.975000
Series 11QR(6)	$0.169000	$–	$–
Series 12R(2)(7)	$1.062500	$1.062500	$1.062520
(1)	Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 6R shares were redeemed in full on June 30, 2014.
(2)	On the redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R – 1.41%, Series 10R – 2.17% and Series 12R – 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(3)	The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until the redemption date June 30, 2020.
(4)	Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2020 and on June 30 every five years thereafter.
(5)	The dividend rate was reset on September 30, 2016 to a fixed annual dividend rate of 2.842% until the redemption date September 30, 2021.
(6)	Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2021 and on September 30 every five years thereafter.
(7)	The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until the redemption date December 31, 2021.

Capital Adequacy

SLF Inc.

SLF Inc. is a non-operating insurance company and is subject to OSFI’s MCCSR capital rules. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. Effective January 1, 2016, regulated insurance holding companies and non-operating insurance companies (collectively, “Insurance Holding Companies”) were subject to the MCCSR capital rules which have been established by OSFI.

As at December 31, 2016, SLF Inc.’s MCCSR ratio was 253%. The primary difference between the MCCSR ratio of SLF Inc. and the MCCSR ratio of Sun Life Assurance as discussed below relates to cash and liquid assets held at the holding company level of $1,616 million as discussed above and capital related to certain insurance subsidiaries held directly by SLF Inc.

Sun Life Assurance

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to OSFI’s MCCSR capital rules. The Company expects to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 226% as at December 31, 2016, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory ratio of 150% and regulatory minimum ratio of 120%. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the Risk Management section of this MD&A.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 77

The following table shows the components of Sun Life Assurance’s MCCSR ratio for the last two years.

Sun Life Assurance MCCSR ($ millions)	2016	2015
Capital available
Retained earnings and contributed surplus	11,871	10,831
Accumulated other comprehensive income	1,509	2,194
Common and preferred shares	5,946	5,596
Innovative capital instruments and subordinated debt	1,048	1,047
Other	46	152
Less:
Goodwill	2,242	1,553
Non-life investments and other	2,225	1,880
Total capital available	15,953	16,387
Required capital
Asset default and market risks	4,109	4,078
Insurance risks	1,797	1,646
Interest rate risks	1,156	1,095
Total capital required	7,062	6,819
MCCSR ratio	226%	240%

As at December 31, 2016, Sun Life Assurance’s MCCSR ratio was 226%, compared to 240% as at December 31, 2015. The decrease to Sun Life Assurance’s MCCSR ratio over 2016 primarily resulted from the acquisition of the U.S. employee benefits business, partially offset by the contribution of earnings net of dividends. Additional details concerning the calculation of available capital and MCCSR are included in SLF Inc.’s 2016 AIF under the heading Regulatory Matters.

OSFI has released the 2016 MCCSR Guideline, which is effective for reporting periods commencing January 1, 2016. No new guideline was released for 2017. As noted above, the 2016 MCCSR Guideline was applicable to Insurance Holding Companies effective January 1, 2016.

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2016. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.’s AIF under the heading Regulatory Matters.

In the U.S., as at December 31, 2016, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Vermont, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Vermont reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. Under the Vermont reinsurance structure, the related excess U.S. statutory reserve requirements are funded through a long-term financing arrangement established with an unrelated financial institution.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.’s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2017 and December 31, 2015.

	A.M. Best	DBRS	Moody’s	Standard & Poor’s
January 31, 2017	A+	AA(low)	Aa3	AA-
December 31, 2015	A+	AA(low)	Aa3	AA-

All rating agencies currently have stable outlooks on Sun Life Assurance’s financial strength ratings. Rating agencies took the following actions on the financial strength rating of Sun Life Assurance throughout 2016:

•	April 15, 2016 – Standard & Poor’s affirmed the financial strength rating with a stable outlook.
•	July 22, 2016 – Moody’s affirmed the financial strength rating with a stable outlook.
•	November 24, 2016 – DBRS affirmed the financial strength rating with a stable outlook
•	December 2, 2016 – A.M. Best affirmed the financial strength rating with a stable outlook.

78 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending.

Asset Securitizations

In the past, we sold mortgage or bond assets to non-consolidated structured entities, which may also purchase investment assets from third parties. Our securitized AUM held by these non-consolidated structured entities were $2 million as at December 31, 2016, compared to $7 million as at December 31, 2015.

However, the majority of our securitization activities are recorded on our Consolidated Statements of Financial Position. We securitize multi-residential mortgages under the National Housing Act Mortgage-Backed Securities program sponsored by the CMHC. The securitization of the multi-residential mortgages with the CMHC does not qualify for de-recognition and remains on our Consolidated Statements of Financial Position. Additional information on this program can be found in Note 5 to our 2016 Annual Consolidated Financial Statements.

Securities Lending

We lend securities in our investment portfolio to other institutions for short periods to generate additional fee income. We conduct our program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. We monitor the fair value of the loaned securities on a daily basis with additional collateral obtained or refunded as the fair value fluctuates. Certain arrangements allow us to invest the cash collateral received for the securities loaned. Loaned securities are recognized in our Consolidated Statements of Financial Position as Invested Assets. As at December 31, 2016, we loaned securities with a carrying value of $1.5 billion for which the collateral held was $1.6 billion. This compares to loaned securities of $1.4 billion, with collateral of $1.5 billion as at December 31, 2015.

Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 23 to our 2016 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section under the heading Risk Management – Liquidity Risk.

Accounting and Control Matters

Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1, 2, 3, 5, 6, 7 and 10 of our 2016 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

Benefits to Policyholders

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 79

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Critical Accounting Estimates Key Risk Factors

Significant factors affecting the determination of policyholders’ benefits, the methodology by which they are determined, their significance to the Company’s financial condition and results of operations are described below.

Non-fixed Income Market Movements

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

80 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

For certain products, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through routine changes in the amount of dividends declared or in the rate of interest credited. These products generally have minimum interest rate guarantees.

Hedging programs are in place to help mitigate the impact of interest rate movements.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Policy Termination Rates

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

Sensitivities to Best Estimate Assumptions

Our sensitivities relative to our best estimate assumptions are included in the table below. The sensitivities presented below are forward-looking statements. They are measures of our estimated net income sensitivity to changes in the best estimate assumptions in our insurance contract liabilities based on a starting point and business mix as of December 31, 2016 and as at December 31, 2015. They reflect the update of actuarial method and assumption changes described in this MD&A under the heading Assumption Changes and Management Actions. Where appropriate, these sensitivities take into account hedging programs in place as at December 31, 2016 and December 31, 2015. A description of these hedging programs can be found in this MD&A under the heading Market Risk. The sensitivity to changes in our accounting estimates in the table below represents the Company’s estimate of changes in market conditions or best estimate assumptions that are reasonably likely based on the Company’s and/or the industry’s historical experience and industry standards and best practices as at December 31, 2016 and December 31, 2015. We have also disclosed the impact of a 100 basis point change in interest rates and a 25% change in equity markets to illustrate that significant changes in interest rates and equity market levels may result in other than proportionate impacts on our sensitivities at more significant market movements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 81

Changes to the starting point for interest rates, equity market prices and business mix will result in different estimated sensitivities. Additional information regarding equity and interest rate sensitivities, including key assumptions, can be found in the Risk Management section of this MD&A under the heading Market Risk Sensitivities. The following table summarizes the impact these sensitivities would have on our net income.

Critical Accounting Estimate	Sensitivity	2016	2015
($ millions, after-tax)
Interest Rates	100 basis point parallel decrease in interest rates across the entire yield curve	(200)	(300)
	50 basis point parallel decrease in interest rates across the entire yield curve	(100)	(100)
	50 basis point parallel increase in interest rates across the entire yield curve	50	50
	100 basis point parallel increase in interest rates across the entire yield curve	50	50
Equity Markets	25% decrease across all equity markets	(300)	(350)
	10% decrease across all equity markets	(100)	(100)
	10% increase across all equity markets	100	100
	25% increase across all equity markets	250	300
	1% reduction in assumed future equity and real estate returns	(445)	(420)
Mortality	2% increase in the best estimate assumption for insurance products – where higher mortality would be financially adverse	(35)	(35)
	2% decrease in the best estimate assumption for annuity products –where lower mortality would be financially adverse	(120)	(115)
Morbidity	5% adverse change in the best estimate assumption	(150)	(140)
Policy Termination Rates	10% decrease in the termination rate – where fewer terminations would be financially adverse	(235)	(245)
	10% increase in the termination rate – where more terminations would be financially adverse	(130)	(120)
Operating Expenses and Inflation	5% increase in unit maintenance expenses	(170)	(180)

Fair Value of Assets and Liabilities

Debt securities, equity securities and certain other invested assets are designated as FVTPL or AFS and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets designated as FVTPL, and realized gains and losses on sale of FVTPL assets are recorded in income. Changes in fair value of AFS assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Net impairment losses and realized gains and losses on sale of AFS assets are reclassified from OCI to income.

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk adjusted spreads at or beyond the 20 year point for mortgages and at or beyond the 10 year point for loans.

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value

82 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

of OTC derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes.

The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount adjusted for credit risk where appropriate.

Due to their nature, the fair value of policy loans and cash are assumed to be equal to their carrying values, which is the amount these assets are recorded at in our Consolidated Statements of Financial Position.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B of our 2016 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 to our 2016 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 to our 2016 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $88 million and $375 million for the year ended December 31, 2016, respectively, compared to $142 million and $1,097 million, respectively, for the year ended December 31, 2015. The total amount of the net realized/unrealized gains/(losses) related to financial instruments transferred out of Level 3 during the period, which were

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 83

excluded from the Level 3 reconciliation, was a loss of $4 million as at December 31, 2016 compared to a loss of $13 million as at December 31, 2015.

Additional information on the fair value measurement of investments can be found in Note 5 of our 2016 Annual Consolidated Financial Statements.

Impairment

Management assesses debt and equity securities, mortgages and loans and other invested assets for objective evidence of impairment at each reporting date. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events that have an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for the financial assets. All equity instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost.

Additional information on the impairment of financial assets can be found in Notes 1 and 6 of our 2016 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGU’s carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

No impairment charges were recognized in 2016. We had a carrying value of $5.3 billion in goodwill as at December 31, 2016. Additional information on goodwill can be found in Note 9 of our 2016 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount. There were no impairment charges in 2016. Impairment charges of $4 million were recognized in 2015.

As at December 31, 2016 our finite life intangible assets had a carrying value of $1,046 million, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the Clarica, CMG Asia, Genworth EBG, Ryan Labs, Prime Advisors, and Bentall Kennedy acquisitions, as well as software costs. Our indefinite life intangible assets had a carrying value of $657 million as at December 31, 2016. The value of the indefinite life intangible assets reflected fund management contracts of MFS and Bentall Kennedy.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management’s interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

84 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

From time to time, local governments in countries in which we operate enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As of December 31, 2016, our net deferred tax asset in the Consolidated Statements of Financial Position was $761 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.
Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2016, there are no active members in the U.K. and no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligation.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 25 of our 2016 Annual Consolidated Financial Statements.

Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2016 Annual Consolidated Financial Statements.

New and Amended International Financial Reporting Standards Adopted in 2016

We adopted several amended IFRS, that were effective for annual periods beginning on or after January 1, 2016. These include amendments to Disclosure Initiatives (Amendments to IAS 1: Presentation of Financial Statements), IFRS 11 Joint Arrangements, IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, the standards amended by Annual Improvements to IFRSs 2012-2014 Cycle and Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28). Refer to Note 2 of our 2016 Annual Consolidated Financial Statements for details of these changes.

New and Amended International Financial Reporting Standards to be Adopted in 2017

The following amended IFRS were issued by the IASB and are expected to be adopted by us in 2017.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The amendments are to be applied retrospectively, with certain relief available upon transition. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, to be applied prospectively. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities that is effective for annual periods beginning on or after January 1, 2017. The amendment provides clarification guidance to the scope of IFRS 12. We do not expect the adoption of this amendment to have a material impact on our Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 85

New and Amended International Financial Reporting Standards to be Adopted in 2018 or Later

The following new standards were issued by the IASB and are expected to be adopted by us in 2018 or later.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. In September 2015, the IASB deferred the effective date of IFRS 15 from January 1, 2017 to annual periods beginning on or after January 1, 2018. IFRS 15 is to be applied retrospectively, or on a modified retrospective basis. Insurance and investment contracts are not in the scope of this standard. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15. These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. In September 2016, the IASB issued amendments to IFRS 4 Insurance Contracts (“IFRS 4”), to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4, an optional temporary exemption from applying IFRS 9 until 2021 (the “deferral approach”). We qualify and we will elect the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39, the existing financial instrument standard until 2021.

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment, which clarifies how to account for certain types of share-based payment transactions, such as the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. The amendments are to be applied prospectively, with retrospective application permitted. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration, which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRIC 22 will have on our Consolidated Financial Statements.

Future Accounting Changes

In June 2013, the IASB issued its second exposure draft on Insurance Contracts, the replacement standard for IFRS 4 Insurance Contracts. The IASB continued its deliberations on the comments received on this exposure draft during 2016 and we continue to monitor the developments related to this new standard. The new IFRS standard, renamed IFRS 17 Insurance Contracts, is expected in the first half of 2017 with an expected effective date of 2021.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and CEO, Executive Vice-President and CFO, and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

86 Sun Life Financial Inc. Annual Report 2016	Management’s Discussion and Analysis

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as of December 31, 2016, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2016.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2016, based on the framework and criteria established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our internal control over financial reporting, as of December 31, 2016, has been audited by the Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2016. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2016.

Limitation on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Effective December 31, 2016, the Company’s management no longer limits the scope of its design of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting to exclude controls, policies and procedures of the U.S. employee group benefits business we acquired in 2016.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2016 and ended December 31, 2016 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in Note 23 of our 2016 Annual Consolidated Financial Statements.

Management’s Discussion and Analysis	Sun Life Financial Inc. Annual Report 2016 87

CONSOLIDATED

FINANCIAL STATEMENTS

AND NOTES

88 Sun Life Financial Inc. Annual Report 2016	Consolidated Financial Statements

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors (“Board”) oversees management’s responsibilities for financial reporting. An Audit & Conduct Review Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit & Conduct Review Committee include reviewing the Company’s existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2016, based on the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

The Audit & Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Company’s Appointed Actuary have full and unrestricted access to the Audit & Conduct Review Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company’s Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act (Canada), and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company’s external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company’s internal control over financial reporting as of December 31, 2016, in addition to auditing the Company’s Consolidated Financial Statements for the years ended December 31, 2016 and December 31, 2015. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit & Conduct Review Committee to discuss the results of its audit.

Dean A. Connor	Colm J. Freyne, FCPA, FCA
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada

February 15, 2017

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 89

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars except for per share amounts)	2016	2015
Revenue
Premiums
Gross	$19,427	$16,824
Less: Ceded	4,379	6,429
Net premiums	15,048	10,395
Net investment income (loss):
Interest and other investment income (Note 5)	5,489	5,288
Fair value and foreign currency changes on assets and liabilities (Note 5)	2,233	(1,961)
Net gains (losses) on available-for-sale assets	223	228
Net investment income (loss)	7,945	3,555
Fee income (Note 17)	5,580	5,324
Total revenue	28,573	19,274
Benefits and expenses
Gross claims and benefits paid (Note 10)	15,210	14,086
Increase (decrease) in insurance contract liabilities (Note 10)	5,391	1,261
Decrease (increase) in reinsurance assets (Note 10)	133	(505)
Increase (decrease) in investment contract liabilities (Note 10)	(13)	(29)
Reinsurance expenses (recoveries) (Note 11)	(4,313)	(6,146)
Commissions	2,372	2,100
Net transfer to (from) segregated funds (Note 22)	(307)	(43)
Operating expenses (Note 18)	6,000	5,037
Premium taxes	339	292
Interest expense	316	322
Total benefits and expenses	25,128	16,375
Income (loss) before income taxes	3,445	2,899
Less: Income tax expense (benefit) (Note 20)	619	599
Total net income (loss)	2,826	2,300
Less: Net income (loss) attributable to participating policyholders and non-controlling interests	245	15
Shareholders’ net income (loss)	2,581	2,285
Less: Preferred shareholders’ dividends	96	100
Common shareholders’ net income (loss)	$2,485	$2,185

Average exchange rates during the reporting periods:
U.S. dollars	1.33	1.28
U.K. pounds	1.80	1.95

Earnings (loss) per share (Note 26)
Basic earnings (loss) per share	$4.05	$3.57
Diluted earnings (loss) per share	$4.03	$3.55

Dividends per common share	$1.62	$1.51

The attached notes form part of these Consolidated Financial Statements.

90 Sun Life Financial Inc. Annual Report 2016	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2016	2015
Total net income (loss)	$2,826	$2,300
Other comprehensive income (loss), net of taxes:
Items that may be reclassified subsequently to income:
Change in unrealized foreign currency translation gains (losses):
Unrealized gains (losses) before net investment hedges	(636)	1,634
Unrealized gains (losses) on net investment hedges	–	(32)
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses)	117	(174)
Reclassifications to net income (loss)	(131)	(124)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses)	5	3
Reclassifications to net income (loss)	(14)	(6)
Share of other comprehensive income (loss) in joint ventures and associates:
Unrealized gains (losses)	(68)	55
Reclassifications to net income (loss) upon change in control (Note 3)	(8)	–
Total items that may be reclassified subsequently to income	(735)	1,356
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(73)	(49)
Total items that will not be reclassified subsequently to income	(73)	(49)
Total other comprehensive income (loss)	(808)	1,307
Total comprehensive income (loss)	2,018	3,607
Less: Participating policyholders’ and non-controlling interests’ comprehensive income (loss)	243	27
Shareholders’ comprehensive income (loss)	$1,775	$3,580

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2016	2015
Income tax benefit (expense):
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains / losses, including net investment hedges	$1	$(18)
Unrealized gains / losses on available-for-sale assets	(58)	61
Reclassifications to net income for available-for-sale assets	48	54
Unrealized gains / losses on cash flow hedges	(6)	(1)
Reclassifications to net income for cash flow hedges	5	2
Total items that may be reclassified subsequently to income	(10)	98
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	32	12
Total items that will not be reclassified subsequently to income	32	12
Total income tax benefit (expense) included in other comprehensive income (loss)	$22	$110

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 91

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2016	2015
Assets
Cash, cash equivalents and short-term securities (Note 5)	$8,642	$8,983
Debt securities (Notes 5 and 6)	71,887	69,896
Equity securities (Notes 5 and 6)	5,774	5,313
Mortgages and loans (Notes 5 and 6)	40,775	39,103
Derivative assets (Notes 5 and 6)	1,608	1,866
Other invested assets (Note 5)	3,931	3,111
Policy loans (Note 5)	3,141	3,151
Investment properties (Note 5)	6,592	6,540
Invested assets	142,350	137,963
Other assets (Note 8)	5,109	4,567
Reinsurance assets (Notes 10 and 11)	5,144	5,386
Deferred tax assets (Note 20)	1,448	1,372
Intangible assets (Note 9)	1,703	1,479
Goodwill (Note 9)	5,317	4,646
Total general fund assets	161,071	155,413
Investments for account of segregated fund holders (Note 22)	97,167	91,440
Total assets	$258,238	$246,853
Liabilities and equity
Liabilities
Insurance contract liabilities (Note 10)	$115,057	$110,227
Investment contract liabilities (Note 10)	2,913	2,913
Derivative liabilities (Notes 5 and 6)	2,512	3,378
Deferred tax liabilities (Note 20)	687	405
Other liabilities (Note 12)	12,399	12,332
Senior debentures (Note 13)	1,299	2,248
Subordinated debt (Note 14)	3,836	2,492
Total general fund liabilities	138,703	133,995
Insurance contracts for account of segregated fund holders (Note 22)	90,388	83,670
Investment contracts for account of segregated fund holders (Note 22)	6,779	7,770
Total liabilities	$235,870	$225,435
Equity
Issued share capital and contributed surplus	$10,943	$10,900
Shareholders’ retained earnings and accumulated other comprehensive income	11,013	10,350
Total shareholders’ equity	21,956	21,250
Participating policyholders’ equity	412	168
Total equity	$22,368	$21,418
Total liabilities and equity	$258,238	$246,853

Exchange rates at the end of the reporting periods:
U.S. dollars	1.34	1.38
U.K. pounds	1.66	2.04

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 15, 2017.

Dean A. Connor	William D. Anderson
President and Chief Executive Officer	Director

92 Sun Life Financial Inc. Annual Report 2016	Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2016	2015
Shareholders:
Preferred shares (Note 15)
Balance, beginning and end of year	$2,257	$2,257
Common shares (Note 15)
Balance, beginning of year	8,567	8,465
Stock options exercised	47	54
Common shares purchased for cancellation	–	(74)
Issued under dividend reinvestment and share purchase plan	–	88
Issued as consideration for business acquisition (Note 3)	–	34
Balance, end of year	8,614	8,567
Contributed surplus
Balance, beginning of year	76	83
Share-based payments	4	3
Stock options exercised	(8)	(10)
Balance, end of year	72	76
Retained earnings
Balance, beginning of year	7,891	6,762
Net income (loss)	2,581	2,285
Dividends on common shares	(986)	(918)
Dividends on preferred shares	(96)	(100)
Common shares purchased for cancellation (Note 15)	–	(138)
Transactions with non-controlling interests (Note 3)	(30)	–
Balance, end of year	9,360	7,891
Accumulated other comprehensive income (loss), net of taxes (Note 27)
Balance, beginning of year	$2,459	$1,164
Total other comprehensive income (loss) for the year	(806)	1,295
Balance, end of year	1,653	2,459
Total shareholders’ equity, end of year	$21,956	$21,250
Participating policyholders:
Balance, beginning of year	$168	$141
Net income (loss)	246	15
Total other comprehensive income (loss) for the year (Note 27)	(2)	12
Total participating policyholders’ equity, end of year	$412	$168
Total equity	$22,368	$21,418

The attached notes form part of these Consolidated Financial Statements.

Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 93

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2016	2015
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$3,445	$2,899
Add: Interest expense related to financing activities	269	297
Operating items not affecting cash:
Increase (decrease) in insurance and investment contract liabilities	5,494	1,232
(Increase) decrease in reinsurance assets	83	(595)
Unrealized (gains) losses on invested assets	(1,677)	3,833
Other non-cash items	208	(1,652)
Operating cash items:
Deferred acquisition costs	(33)	(60)
Realized (gains) losses on assets	(1,220)	(812)
Sales, maturities and repayments of invested assets	47,115	46,306
Purchases of invested assets	(49,786)	(46,661)
Change in policy loans	(44)	(62)
Income taxes received (paid)	(310)	(453)
Mortgage securitization (Note 5)	474	364
Other cash items	(350)	(175)
Net cash provided by (used in) operating activities	3,668	4,461
Cash flows provided by (used in) investing activities
Net (purchase) sale of property and equipment	(131)	(106)
Investment in and transactions with joint ventures and associates (Note 16)	(366)	(3)
Dividends received from joint ventures and associates (Note 16)	20	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)(1)	(1,316)	(578)
Other investing activities	(100)	(68)
Net cash provided by (used in) investing activities	(1,893)	(723)
Cash flows provided by (used in) financing activities
Increase in (repayment of) borrowed funds	(610)	589
Issuance of subordinated debt, net of issuance costs (Note 14)	1,343	497
Redemption of senior debentures and subordinated debt (Notes 13 and 14)	(950)	(806)
Issuance of common shares on exercise of stock options	39	44
Transactions with non-controlling interests (Note 3)	(46)	–
Common shares purchased for cancellation (Note 15)	–	(212)
Dividends paid on common and preferred shares	(1,074)	(921)
Interest expense paid	(245)	(297)
Net cash provided by (used in) financing activities	(1,543)	(1,106)
Changes due to fluctuations in exchange rates	(235)	516
Increase (decrease) in cash and cash equivalents	(3)	3,148
Net cash and cash equivalents, beginning of year	6,512	3,364
Net cash and cash equivalents, end of year	6,509	6,512
Short-term securities, end of year	1,944	2,305
Net cash, cash equivalents and short-term securities, end of year (Note 5)	$8,453	$8,817

(1)	Consists of total cash consideration paid of $1,379 ($638 in 2015), less cash and cash equivalents acquired of $63 ($60 in 2015).

The attached notes form part of these Consolidated Financial Statements.

94 Sun Life Financial Inc. Annual Report 2016	Consolidated Financial Statements

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). Both companies are incorporated under the Insurance Companies Act (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, “the Enterprise”, or “the Company”. We are an internationally diversified financial services organization providing savings, retirement, and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States (“U.S.”), Asia, and the United Kingdom (“U.K.”). We also operate mutual fund and investment management businesses, primarily in Canada, the U.S., and Asia.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued and adopted by the International Accounting Standards Board (“IASB”). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently by us.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract liabilities and investment contract liabilities, determination of fair value, impairment of financial instruments, determination and impairment of goodwill and intangible assets, and determination of provisions and liabilities for pension plans, other post-retirement benefits, and income taxes. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions are discussed in this Note.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; and the determination of fair value of share-based payments.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 95

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contract Liabilities and Investment Contract Liabilities
Note 10 Insurance Contract Liabilities and Investment Contract Liabilities
Determination of fair value	Note 1 Basis of Consolidation
Note 1 Determination of Fair Value
Note 3 Acquisitions
Note 5 Total Invested Assets and Related Net Investment Income
Impairment of financial instruments	Note 1 Financial Assets Excluding Derivative Financial Instruments
Note 6 Financial Instrument Risk Management
Income taxes	Note 1 Income Taxes
Note 20 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits
Note 25 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible asset on acquisition and impairment	Note 1 Goodwill
Note 1 Intangible Assets
Note 3 Acquisitions
Note 9 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation
Note 16 Interests in Other Entities
Share-based payments	Note 19 Share-Based Payments

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination.

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity’s returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is re-measured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries hold greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5.

96 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income (“OCI”). The exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translation to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or are classified as loans and receivables at initial recognition.

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the asset classifications applicable to these assets:

Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

Mortgages and loans include mortgages, loans and debt securities not quoted in an active market. Financial assets included in Other invested assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with a term to maturity of three months or less, while short-term securities have a term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or that are supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their funding dates.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT if it is acquired principally for the purpose of selling in the near term. A financial asset can be designated as FVTPL if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT.

Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 97

Financial assets classified as FVTPL are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Consolidated Statements of Financial Position and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of AFS debt securities are recognized in income and exchange differences calculated on other changes in carrying amount are recognized in OCI. The exchange differences from the translation of AFS equity securities and other invested assets are recognized in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Consolidated Statements of Operations. Net impairment losses and realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are generally carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans, interest income earned, and fee income are recorded in Interest and other investment income in our Consolidated Statements of Operations.

ii) Derecognition

Financial assets are derecognized when our rights to contractual cash flows expire, when we transfer substantially all our risks and rewards of ownership, or when we no longer retain control.

iii) Impairment

Financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more loss events and that event has an impact on the estimated future cash flows that can be reliably estimated. Objective evidence of impairment generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal or disappearance of an active market for that financial asset. Objective evidence of impairment for an investment in an equity instrument or other invested asset also includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of an equity instrument or other invested asset below its cost. Management exercises considerable judgment in assessing for objective evidence of impairment. Due to the inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, the actual impairment amount and the timing of the recognition of impairment may differ from management assessment. The impairment assessment process is discussed in Note 6.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in income. However, the impairment of assets classified as FVTPL, generally impacts the change in insurance contract liabilities due to the impact of asset impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, are reclassified from OCI to income in subsequent reporting periods until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, any reversal of impairment loss through income occurs only when the recovery in fair value is objectively related to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

If an impairment loss on an individual mortgage or loan has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. For collateralized financial assets, the present value of the estimated future cash flows reflects the cash flows that may result from foreclosure less costs to sell, whether or not foreclosure is probable. If no evidence of impairment exists for an individually assessed mortgage or loan, it is included in a group of loans with similar credit risk characteristics and collectively assessed for impairment.

When an impairment loss has been incurred, the carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in income. If the impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the initial impairment charge was recognized, the previous impairment charge is reversed by adjusting the allowance account and the reversal is recognized in income. Interest income is recognized on impaired mortgages and loans using the effective interest rate method and it is based on the estimated future cash flows used to measure the impairment loss. Changes in the allowance account, other than write-offs net of recoveries, are charged against Interest and other investment income in our Consolidated Statements of Operations. Write-offs, net of recoveries, are deducted from the allowance account when there is no realistic prospect of recovery, which is typically not before derecognition of the asset through foreclosure or sale.

98 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives that are bifurcated are recorded in Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of an investment in a foreign operation. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign exchange rate risks associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value of the derivatives and AFS assets do not offset. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in our Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from hedge assessment, such as the spot-to-forward differential, are recognized in Interest and other investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.

Net Investment Hedges

Foreign currency denominated liabilities are designated as net investment hedges to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these instruments are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to, or from, OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign operation.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host contract in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate, underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income. If an embedded derivative is bifurcated for accounting purposes from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts, see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial assets such as investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 99

distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in Interest and other investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets which are measured at amortized cost, include accounts receivable and investment income due and accrued, deferred acquisition costs, and property and equipment. Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the expected life of the contracts based on the future expected fees. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, and other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Consolidated Statements of Financial Position. Premiums for reinsurance ceded are presented as premiums ceded in the Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Consolidated Statements of Operations, represent reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and the impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU’s or a group of CGU’s carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and may not be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features. Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Consolidated Statements of Financial Position.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts (“IFRS 4”) requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the statement of financial position value of the assets required to support them.

100 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

Significant judgment is required in determining our liabilities for insurance contracts including the assumptions required for their determination. Application of different assumptions may result in different measurement of the insurance contract liabilities. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in choosing assumptions are discussed in Note 10 and sensitivities are discussed in Note 7.

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an increase and decrease in Investment contract liabilities in our Consolidated Statements of Financial Position.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position. The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities, which are measured at amortized cost, include accounts payable, repurchase agreements, accrued expenses and taxes, senior financing and provisions. Liabilities for provisions, other than insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third-party at the statement of financial position date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is recognized in Other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risks and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfer to (from) segregated funds in our Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Consolidated Statements of Operations.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 101

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. Changes in the fair value of the invested assets of the segregated funds are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contract liabilities in our Consolidated Statements of Financial Position.

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included in general fund liabilities in Investment contract liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized, in the current or previous period, in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Consolidated Statements of Financial Position dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used is based on market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability.

102 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumption underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 25.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities, and fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.‘s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management (“MFS”) which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share (“EPS”)

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders’ net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders’ net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders’ net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

2. Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2016

In December 2014, the IASB issued Disclosure Initiative (Amendments to IAS 1). The amendments to IAS 1 Presentation of Financial Statements are designed to encourage entities to use professional judgment to determine what information to disclose in the financial statements and accompanying notes by clarifying the guidance on materiality, presentation, and note structure. These amendments are effective for annual periods beginning on or after January 1, 2016. Certain disclosures in our Consolidated Financial Statements were revised, including combining Property and equipment into Other assets. Prior year comparatives have been changed to conform with current year presentation. The amendments also require separate disclosure of the share of the other comprehensive income of joint ventures and associates, which is presented in our Consolidated Statements of Comprehensive Income (Loss) adopted retrospectively.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 103

The following amendments are also effective for annual periods beginning on or after January 1, 2016, and did not have a material impact on our Consolidated Financial Statements.

In May 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations, which amends IFRS 11 Joint Arrangements. These amendments applied prospectively, provide guidance on the accounting for an acquisition of an interest in a joint operation when the operation constitutes a business.

In May 2014, the IASB issued Clarification of Acceptable Methods of Depreciation and Amortization, which amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. These amendments applied prospectively, clarify that, in general, revenue based methods of depreciation or amortization of property, plant and equipment and intangible assets should not be used.

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which includes minor amendments to various IFRSs, with some amendments applied prospectively and others applied retrospectively.

In December 2014, the IASB issued Investment Entities: Applying the Consolidation Exception, which amends IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities, and IAS 28 Investment in Associates and Joint Ventures. The amendments clarify certain accounting requirements related to investment entities. The amendments applied retrospectively, include permitting a non-investment entity to retain the fair value accounting applied by its investment entity joint venture or associate when applying the equity method of accounting.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2017

The following amended IFRS were issued by the IASB and are expected to be adopted by us in 2017.

In January 2016, the IASB issued narrow-scope amendments to IAS 12 Income Taxes. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The amendments are to be applied retrospectively, with certain relief available upon transition. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In January 2016, the IASB issued Disclosure Initiative (Amendments to IAS 7), which amends IAS 7 Statement of Cash Flows. The amendments require entities to provide disclosure that enables users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, to be applied prospectively. We do not expect the adoption of these amendments to have a material impact on our Consolidated Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes a minor amendment to IFRS 12 Disclosure of Interests in Other Entities that is effective for annual periods beginning on or after January 1, 2017. The amendment provides clarification guidance to the scope of IFRS 12. We do not expect the adoption of this amendment to have a material impact on our Consolidated Financial Statements.

2.C New and Amended International Financial Reporting Standards to be Adopted in 2018 or Later

The following new standards were issued by the IASB and are expected to be adopted by us in 2018 or later.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which replaces IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations. IFRS 15 establishes principles about the nature, amount, timing, and uncertainty of revenue arising from contracts with customers. IFRS 15 requires entities to recognize revenue to reflect the transfer of goods or services to customers measured at the amounts an entity expects to be entitled to in exchange for those goods or services. In September 2015, the IASB deferred the effective date of IFRS 15 from January 1, 2017 to annual periods beginning on or after January 1, 2018. IFRS 15 is to be applied retrospectively, or on a modified retrospective basis. Insurance and investment contracts are not in the scope of this standard. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which provides additional guidance and relief on transition of IFRS 15. These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRS 15, along with these amendments, will have on our Consolidated Financial Statements.

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 includes guidance on the classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. Financial asset classification is based on the cash flow characteristics and the business model in which an asset is held. The classification determines how a financial instrument is accounted for and measured. IFRS 9 also introduces an impairment model for financial instruments not measured at fair value through profit or loss that requires recognition of expected losses at initial recognition of a financial instrument and the recognition of full lifetime expected losses if certain criteria are met. In addition, a new model for hedge accounting was introduced to achieve better alignment with risk management activities. In September 2016, the IASB issued amendments to IFRS 4, to allow insurance entities whose predominant activities are to issue contracts within the scope of IFRS 4, an optional temporary exemption from applying IFRS 9 until 2021 (the “deferral approach”). We qualify and we will elect the deferral approach permitted under the amendments. Consequently, we will continue to apply IAS 39, the existing financial instrument standard until 2021.

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions that include leases of 12 months or less. The accounting for lessors is substantially unchanged. The standard is effective for annual periods beginning on or after January 1, 2019, to be applied retrospectively, or on a modified retrospective basis. We are currently assessing the impact the adoption of this standard will have on our Consolidated Financial Statements.

In June 2016, the IASB issued Classification and Measurement of Share-based Payment Transactions, which amends IFRS 2 Share-based Payment, which clarifies how to account for certain types of share-based payment transactions, such as the effects of vesting

104 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

and non-vesting conditions on the measurement of cash-settled share-based payments. These amendments are effective for annual periods beginning on or after January 1, 2018, and are applicable to awards granted on or after that date and to unvested and vested but unexercised awards outstanding at that date. The amendments are to be applied prospectively, with retrospective application permitted. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued Annual Improvements to IFRSs 2014-2016 Cycle, which includes minor amendments to various IFRSs. These amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued Transfers of Investment Property (Amendments to IAS 40). The amendments to IAS 40 Investment Property clarify that an entity shall transfer property to, or from, investment property when, and only when, there is evidence of a change in use. The amendments are effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact the adoption of these amendments will have on our Consolidated Financial Statements.

In December 2016, the IASB issued IFRIC 22 Foreign Currency Transactions and Advance Consideration, which was developed by the IFRS Interpretations Committee. IFRIC 22 clarifies that for purposes of determining the exchange rate in transactions which include the receipt or payment of advance consideration in a foreign currency, the date of the transaction is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. We are currently assessing the impact that IFRIC 22 will have on our Consolidated Financial Statements.

3. Acquisitions

Acquisitions Completed in 2016

Acquisition in Sun Life Financial United States

On March 1, 2016, we completed the purchase of the U.S. Employee Benefits business of Assurant, Inc. (“Assurant EB”) for total consideration of $1,264 which consisted of a ceding commission and a payment for the acquisition of direct subsidiaries. The purchase price includes contingent consideration of $21 that was paid in the third quarter. The acquisition was effected through reinsurance agreements and the direct purchase of 100% of the voting shares of certain legal entities. The results and the net assets acquired, including goodwill, are recorded in our Sun Life Financial United States (“SLF U.S.”) reportable segment in Note 4. The acquisition adds new capabilities and increases the size and scale of this business segment.

During the fourth quarter of 2016, the Company finalized its review of acquired insurance contract liabilities and related deferred taxes. As a result of this review, the fair value of net identifiable assets acquired that were disclosed in the September 30, 2016 consolidated interim financial statements increased by $35 and goodwill decreased by a commensurate amount.

The components of the fair value of net identifiable assets recognized from this acquisition consist of the following:

As at March 1, 2016
Fair value of consideration transferred	$1,264
Fair value of net identifiable assets acquired:
Assets acquired:
Invested assets	$2,345	(1)
Other assets	156
Deferred tax assets	186
Intangible assets	270	(2)
Total assets acquired	$2,957
Liabilities assumed:
Insurance contract liabilities	$2,248
Other liabilities assumed	105
Total liabilities assumed	$2,353
Fair value of net identifiable assets acquired	$604
Goodwill	$660	(3)

(1)	Includes cash and cash equivalents of $53, debt securities of $1,828, mortgages and loans of $376, and equity securities of $88.
(2)	The acquired intangible assets are finite life intangible assets that consist of client relationship intangible assets of $180 and distribution intangible assets of $90 that will be amortized on a straight-line basis over 15 years.
(3)	The goodwill represents the excess of the purchase price over the fair value of net assets and includes the benefit of synergies and future business and other economic benefits arising from this transaction of which $318 is deductible for tax purposes.

Acquisitions in Sun Life Financial Asia

During the year, we acquired full ownership of our joint venture insurance company in Vietnam, PVI Sun Life Insurance Company Limited (“PVI Sun Life”). On January 7, 2016, we increased our ownership interest in PVI Sun Life, from 49% to 75% by acquiring from PVI Holdings an additional 26% of PVI Sun Life’s charter capital for cash consideration of $49. As a result, we obtained control and re-measured our existing ownership interest in PVI Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $31 recorded in Interest and other investment income in our Consolidated Statements of Operations. This gain consists of $23 related to the difference between the fair value and carrying value of our 49% interest in PVI Sun Life under the equity method of accounting and $8 related to reclassification of cumulative translation difference from accumulated other

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 105

comprehensive income to net income. The fair value of net identifiable assets includes cash and cash equivalents of $2 and intangible assets of $6. Goodwill arising from this transaction was $51, which primarily reflects expectations of future business. Non-controlling interests arising from acquisition were $18, which were recognized as its proportionate share of the fair value of the net identifiable assets. In connection with this acquisition, we also entered into an agreement that allows PVI Holdings to sell all of its remaining charter capital in PVI Sun Life to us within a 10-year period, which was recognized as Transaction with non-controlling interests in our Consolidated Statements of Changes in Equity. On November 9, 2016, we acquired the remaining 25% of non-controlling interests from PVI Holdings for cash consideration of $46 and renamed PVI Sun Life to Sun Life Vietnam Insurance Company Limited. As the acquisition of non-controlling interests was accounted for as an equity transaction, the difference between consideration transferred and the reduction of non-controlling interests was recognized directly in shareholders’ equity. Refer to Note 27.B for changes to non-controlling interests during 2016.

On July 1, 2016, we increased our investment in our joint venture in Indonesia, PT CIMB Sun Life from 49% to 100% and simultaneously entered into an extended bancassurance agreement with PT Bank CIMB Niaga to strengthen our distribution capabilities for total consideration of approximately $76, consisting of $54 initial cash consideration and estimated contingent consideration of $22, of which $12 was paid in the fourth quarter and the remaining amount to be paid over the next 2 years. As a result of this transaction, we obtained control and re-measured our existing ownership interest in PT CIMB Sun Life at fair value on the acquisition date, resulting in the recognition of a one-time, non-cash gain of $6 recorded in Interest and other investment income in our Consolidated Statements of Operations, which relates to the difference between the fair value and carrying value of our 49% interest in PT CIMB Sun Life under the equity method of accounting. The fair value of net identifiable assets includes cash and cash equivalents of $8, distribution intangible assets of $67 and a net deferred tax liability of $17. The acquired intangible asset is subject to amortization on a straight-line basis. Goodwill arising from this transaction was $45, which primarily reflects expectations of future business and expense synergies.

The results and the net assets acquired, including goodwill, from these acquisitions are recorded in our Sun Life Financial Asia (“SLF Asia”) reportable segment in Note 4.

Acquisitions Completed in 2015

Acquisitions in SLF Asset Management

On September 1, 2015, we completed the acquisition of the Bentall Kennedy group of companies (“Bentall Kennedy”) for cash consideration of $557. Bentall Kennedy is a real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. The acquired business complements our expertise in asset-liability management, fixed income, and alternative asset classes by extending our real estate and mortgage investment capabilities. The fair value of the net identifiable assets acquired was $392, which included intangible assets of $475 and a net deferred tax liability of $83. The acquired intangible assets included finite life intangible assets of $125 and indefinite life intangible assets of $350. The finite life intangible assets relate to client relationships which are subject to amortization on a straight-line basis over their projected economic lives of 20 years. The indefinite life intangible assets relate to fund management contracts and will not be amortized. We recognized goodwill of $165 as a result of this transaction.

On July 31, 2015, we completed the acquisition of all of the shares of Prime Advisors, Inc. (“Prime Advisors”) for cash consideration of $76. The acquired business increased our capacity for liability-driven investing as Prime Advisors specializes in customized fixed income portfolios, primarily for U.S. insurance companies. The fair value of the net identifiable assets acquired in the transaction was $23, which included a client relationship intangible asset of $16 that is subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $53 as a result of this transaction.

On April 2, 2015, we completed the acquisition of all the shares of Ryan Labs Asset Management Inc., previously Ryan Labs, Inc., (“Ryan Labs”), a New York-based asset manager for $46. The acquired business increased our capacity for liability-driven investing and total return fixed income strategies in the U.S. The purchase price consisted of SLF Inc. common shares valued at $34, cash of $5, and estimated contingent consideration of $7 to be paid in SLF Inc. common shares if certain future performance targets are achieved. The fair value of the net identifiable assets acquired in the transaction was $9, which included an intangible asset of $11 and a related deferred tax liability of $5. The acquired intangible asset consists of client relationships which are subject to amortization on a straight-line basis over its projected economic life of 15 years. We recognized goodwill of $37 as a result of this transaction.

Goodwill arising from these transactions includes the benefit of synergies, future business and other economic benefits.

4. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), SLF U.S., Sun Life Financial Asset Management (“SLF Asset Management”), SLF Asia, and Corporate.

In the third quarter of 2015, we renamed our MFS segment to SLF Asset Management to reflect our asset management acquisitions that were completed in 2015. This segment includes the operations of MFS, previously reported as the MFS segment, and the operations of Sun Life Investment Management (“SLIM”) which were added to this segment in the third quarter of 2015. SLIM consists of the results of acquisitions completed in 2015, as described in Note 3, and Sun Life Institutional Investments (Canada) Inc.

These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our U.K. business unit and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

106 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF U.S. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

Management considers its external clients to be individuals and corporations. We are not reliant on any individual client as none are individually significant to our operations.

Results by segment for the years ended December 31, are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2016
Gross premiums:
Annuities	$2,585	$11	$–	$–	$28	$–	$2,624
Life insurance	4,107	2,734	–	1,954	99	–	8,894
Health insurance	4,368	3,507	–	17	17	–	7,909
Total gross premiums	11,060	6,252	–	1,971	144	–	19,427
Less: ceded premiums	3,671	565	–	117	26	–	4,379
Net investment income (loss)	3,751	2,109	(3)	761	1,428	(101)	7,945
Fee income	1,026	228	3,932	341	131	(78)	5,580
Total revenue	12,166	8,024	3,929	2,956	1,677	(179)	28,573
Less:
Total benefits and expenses	10,797	7,450	2,807	2,581	1,672	(179)	25,128
Income tax expense (benefit)	208	61	393	51	(94)	–	619
Total net income (loss)	$1,161	$513	$729	$324	$99	$–	$2,826
2015
Gross premiums:
Annuities	$2,715	$143	$–	$–	$30	$–	$2,888
Life insurance	3,783	2,382	–	1,195	102	–	7,462
Health insurance	4,105	2,333	–	16	20	–	6,474
Total gross premiums	10,603	4,858	–	1,211	152	–	16,824
Less: ceded premiums	5,582	627	–	40	180	–	6,429
Net investment income (loss)	2,527	812	4	52	223	(63)	3,555
Fee income	998	210	3,727	306	157	(74)	5,324
Total revenue	8,546	5,253	3,731	1,529	352	(137)	19,274
Less:
Total benefits and expenses	7,530	4,830	2,616	1,170	366	(137)	16,375
Income tax expense (benefit)	177	90	424	48	(140)	–	599
Total net income (loss)	$839	$333	$691	$311	$126	$–	$2,300

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 107

Assets and liabilities by segment are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2016
Total general fund assets	$82,456	$45,066	$4,277	$15,103	$14,341	$(172)	$161,071
Investments for account of segregated fund holders	$79,964	$1,269	$–	$4,605	$11,329	$–	$97,167
Total general fund liabilities	$74,278	$40,356	$2,384	$10,866	$10,991	$(172)	$138,703

As at December 31, 2015
Total general fund assets	$78,109	$42,890	$4,341	$13,551	$16,690	$(168)	$155,413
Investments for account of segregated fund holders	$72,633	$1,379	$–	$4,278	$13,150	$–	$91,440
Total general fund liabilities	$70,437	$38,843	$2,566	$9,816	$12,501	$(168)	$133,995

The revenue and assets of our reportable segments differ from geographic segments primarily due to the geographic segmenting of our SLF Asset Management and Corporate segments.

The following table shows revenue by country for SLF Asset Management and Corporate:

	SLF Asset Management		Corporate
For the years ended December 31,	2016	2015	2016	2015
Revenue:
United States	$3,791	$3,680	$170	$(20)
United Kingdom	–	–	1,412	322
Canada(1)	138	51	74	49
Other countries	–	–	21	1
Total revenue	$3,929	$3,731	$1,677	$352

(1)	Consists of the Canadian operations of Bentall Kennedy.

The following table shows total assets by country for SLF Asset Management and Corporate:

	SLF Asset Management		Corporate
As at December 31,	2016	2015	2016	2015
Total general fund assets:
United States	$3,745	$3,871	$2,356	$2,682
United Kingdom	–	–	8,731	10,361
Canada(1)	532	470	3,116	3,503
Other countries	–	–	138	144
Total general fund assets	$4,277	$4,341	$14,341	$16,690
Investment for account of segregated fund holders:
United Kingdom	$–	$–	$11,329	$13,150
Total investment for account of segregated fund holders	$–	$–	$11,329	$13,150

(1)	Consists of the Canadian operations of Bentall Kennedy.

108 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Invested Assets

5.A.i Carrying Value and Fair Value of Financial Assets

The carrying values and fair values of our financial assets are shown in the following table:

As at	December 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash, cash equivalents and short-term securities	$8,642	$8,642	$8,983	$8,983
Debt securities – fair value through profit or loss	59,466	59,466	56,785	56,785
Debt securities – available-for-sale	12,421	12,421	13,111	13,111
Equity securities – fair value through profit or loss	5,016	5,016	4,426	4,426
Equity securities – available-for-sale	758	758	887	887
Mortgages and loans	40,775	43,104	39,103	41,849
Derivative assets	1,608	1,608	1,866	1,866
Other invested assets – fair value through profit or loss(1)	2,041	2,041	1,811	1,811
Other invested assets – available-for-sale(1)	623	623	327	327
Policy loans	3,141	3,141	3,151	3,151
Total financial assets(2)	$134,491	$136,820	$130,450	$133,196

(1)	Other invested assets (FVTPL and AFS) include our investments in segregated funds, mutual funds, and limited partnerships.
(2)	Invested assets on our Consolidated Statements of Financial Position of $142,350 ($137,963 as at December 31, 2015) includes Total financial assets in this table, Investment properties of $6,592 ($6,540 as at December 31, 2015), and Other invested assets – non-financial assets of $1,267 ($973 as at December 31, 2015).

Derivative liabilities with a fair value of $2,512 ($3,378 as at December 31, 2015) are also included on the Consolidated Statements of Financial Position.

Our mortgages and loans are generally carried at amortized cost. The fair value of mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.ii. As at December 31, 2016, $38,350 and $4,754 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy, described in this Note ($37,294 and $4,555 as at December 31, 2015).

Policy loans are carried at their unpaid principal balances. The fair value of policy loans, for disclosure purposes, is approximated by their carrying value, as policy loans are fully secured by policy values on which the loans are made and are categorized in Level 2 of the fair value hierarchy.

5.A.ii Fair Value Methodologies and Assumptions

The fair value of government and corporate debt securities is determined using quoted prices in active markets for identical or similar securities. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include discounted cash flow analysis, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is determined using quoted prices in active markets for identical or similar securities, when available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In instances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of mortgages and loans, for disclosure purposes, is determined by discounting the expected future cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current lending activities or loan issuances. The risk-adjusted spreads are determined based on the borrower’s credit and liquidity, as well as term and other loan-specific features. Long-term mortgages and loans are generally categorized in Level 3 of the fair value hierarchy. The significant unobservable input is a portion of these risk-adjusted spreads at or beyond the 20-year point for mortgages and at or beyond the 10-year point for loans.

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using quoted prices in active markets, while the fair value of over-the-counter (“OTC”) derivatives is determined using pricing models, such as discounted cash flow analysis or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates,

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 109

index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative financial instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other invested assets is determined using quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include discounted cash flow analysis and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies.

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

The fair value of short-term securities is approximated by their carrying amount, adjusted for credit risk where appropriate.

The fair value of investments for account of segregated fund holders is determined using quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.B.

5.A.iii Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1:    Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2:    Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3:    Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

110 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash, cash equivalents and short-term securities	$7,742	$900	$–	$8,642	$8,233	$750	$–	$8,983
Debt securities – fair value through profit or loss	1,136	57,888	442	59,466	1,205	55,053	527	56,785
Debt securities – available-for-sale	610	11,620	191	12,421	430	12,576	105	13,111
Equity securities – fair value through profit or loss	2,863	2,009	144	5,016	2,562	1,694	170	4,426
Equity securities – available-for-sale	584	167	7	758	709	178	–	887
Derivative assets	34	1,574	–	1,608	30	1,836	–	1,866
Other invested assets	925	195	1,544	2,664	888	144	1,106	2,138
Investment properties	–	–	6,592	6,592	–	–	6,540	6,540
Total invested assets measured at fair value	$13,894	$74,353	$8,920	$97,167	$14,057	$72,231	$8,448	$94,736
Investments for account of segregated fund holders	$26,435	$69,867	$865	$97,167	$27,714	$62,961	$765	$91,440
Total assets measured at fair value	$40,329	$144,220	$9,785	$194,334	$41,771	$135,192	$9,213	$186,176
Liabilities
Investment contract liabilities	$–	$–	$3	$3	$–	$–	$4	$4
Derivative liabilities	7	2,505	–	2,512	8	3,370	–	3,378
Total liabilities measured at fair value	$7	$2,505	$3	$2,515	$8	$3,370	$4	$3,382

Debt securities – fair value through profit or loss consist of the following:

As at	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$3,101	$16	$3,117	$–	$2,342	$41	$2,383
Canadian provincial and municipal government	–	11,414	38	11,452	–	10,516	39	10,555
U.S. government and agency	1,136	56	6	1,198	1,205	59	8	1,272
Other foreign government	–	5,568	10	5,578	–	5,883	33	5,916
Corporate	–	34,166	287	34,453	–	33,325	343	33,668
Asset-backed securities:
Commercial mortgage-backed securities	–	1,697	49	1,746	–	1,516	1	1,517
Residential mortgage-backed securities	–	1,482	–	1,482	–	1,052	8	1,060
Collateralized debt obligations	–	47	29	76	–	34	28	62
Other	–	357	7	364	–	326	26	352
Total debt securities – fair value through profit or loss	$1,136	$57,888	$442	$59,466	$1,205	$55,053	$527	$56,785

Debt securities – available-for-sale consist of the following:

As at	December 31, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$–	$1,654	$–	$1,654	$–	$1,637	$–	$1,637
Canadian provincial and municipal government	–	1,148	–	1,148	–	836	–	836
U.S. government and agency	610	82	–	692	430	–	–	430
Other foreign government	–	766	–	766	–	737	1	738
Corporate	–	5,796	87	5,883	–	7,463	63	7,526
Asset-backed securities:
Commercial mortgage-backed securities	–	888	–	888	–	940	–	940
Residential mortgage-backed securities	–	501	–	501	–	308	–	308
Collateralized debt obligations	–	239	67	306	–	221	–	221
Other	–	546	37	583	–	434	41	475
Total debt securities – available-for-sale	$610	$11,620	$191	$12,421	$430	$12,576	$105	$13,111

During 2016 and 2015, we did not have any significant transfers between Level 1 and Level 2.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 111

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the year ended	Debt securities – fair value through profit or loss	Debt securities – available-for- sale	Equity securities – fair value through profit or loss	Equity securities – available-for- sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
December 31, 2016
Beginning balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Included in net income(1)(3)(5)	(3)	1	(15)	–	7	70	60	24	84
Included in OCI(3)	–	–	–	–	(11)	–	(11)	–	(11)
Purchases	239	175	74	7	615	404	1,514	247	1,761
Sales	(30)	(3)	(1)	–	(175)	(346)	(555)	(66)	(621)
Settlements	(64)	(50)	(46)	–	–	–	(160)	(1)	(161)
Transfers into Level 3(2)	82	6	–	–	–	–	88	–	88
Transfers (out) of Level 3(2)	(298)	(40)	(37)	–	–	–	(375)	(10)	(385)
Foreign currency translation(4)	(11)	(3)	(1)	–	2	(76)	(89)	(94)	(183)
Ending balance	$442	$191	$144	$7	$1,544	$6,592	$8,920	$865	$9,785
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(5)	$–	$(15)	$–	$7	$90	$77	$20	$97
December 31, 2015
Beginning balance	$891	$280	$125	$–	$788	$6,108	$8,192	$530	$8,722
Included in net income(1)(3)(5)	(14)	(1)	14	–	77	97	173	67	240
Included in OCI(3)	–	(1)	–	–	(11)	–	(12)	–	(12)
Purchases	248	263	46	–	370	386	1,313	199	1,512
Sales	(35)	(3)	(2)	–	(128)	(367)	(535)	(88)	(623)
Settlements	(95)	(15)	(28)	–	–	–	(138)	(1)	(139)
Transfers into Level 3(2)	134	8	–	–	–	–	142	–	142
Transfers (out) of Level 3(2)	(665)	(432)	–	–	–	–	(1,097)	(9)	(1,106)
Foreign currency translation(4)	63	6	15	–	10	316	410	67	477
Ending balance	$527	$105	$170	$–	$1,106	$6,540	$8,448	$765	$9,213
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$(37)	$(1)	$14	$–	$80	$219	$275	$79	$354

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Consolidated Statements of Operations.
(2)	Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
(3)	Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)	Investment properties included in net income is comprised of fair value changes on investment properties of $126 ($150 in 2015) net of amortization of leasing commissions and tenant inducements of $56 ($53 in 2015).

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and Other invested assets.

The fair value of Investment properties is determined by using the discounted cash flows methodology as described in Note 5.A.ii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2016 include the following:

•

Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $65.00 for retail and office properties and from $3.00 to $11.00 for industrial properties.

•

Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair value. The rental growth rate (per annum) ranges from 0.0% to 3.0%.

•

Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 2.0% to 10.0%.

•

Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 5.0% to 11.0%.

•

Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.5% to 10.0%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – AFS in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes

112 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. An increase (decrease) in these issuer spreads would result in a lower (higher) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities under CALM. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other invested assets categorized in Level 3, which are included in Other invested assets – FVTPL and Other invested assets – AFS in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments are based on net asset value (“NAV”) provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities, and limited partnership investments included in Other invested assets. Our valuation processes for these assets are as follows:

The fair value of Investment properties are based on the results of appraisals performed annually and reviewed quarterly for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the U.K. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of Investment properties for overall reasonability.

The fair value of Debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

5.B Interest and Other Investment Income

Interest and other investment income consist of the following:

For the years ended December 31,	2016	2015
Interest income:
Cash, cash equivalents and short-term securities	$35	$32
Debt securities – fair value through profit or loss	2,356	2,280
Debt securities – available-for-sale	366	391
Mortgages and loans	1,911	1,859
Derivative investments	82	73
Policy loans	168	167
Total interest income	4,918	4,802
Equity securities – dividends on fair value through profit or loss	160	123
Equity securities – dividends on available-for-sale	12	15
Investment properties rental income(1)	629	625
Investment properties expenses	(292)	(283)
Other income	247	168
Investment expenses and taxes	(185)	(162)
Total interest and other investment income	$5,489	$5,288

(1)	Comprised of operating lease rental income.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 113

5.C Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

For the years ended December 31,	2016	2015
Fair value change:
Cash, cash equivalents and short-term securities	$(16)	$47
Debt securities	1,056	(1,177)
Equity securities	512	(244)
Derivative investments	922	(2,098)
Other invested assets	65	76
Total change in fair value through profit or loss assets and liabilities	$2,539	$(3,396)
Fair value changes on investment properties	126	150
Foreign exchange gains (losses)(1)	(432)	1,285
Fair value and foreign currency changes on assets and liabilities	$2,233	$(1,961)

(1)	Primarily arises from the translation of foreign currency denominated AFS monetary assets and mortgage and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

5.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2016	2015
Cash	$1,841	$1,856
Cash equivalents	4,857	4,822
Short-term securities	1,944	2,305
Cash, cash equivalents and short-term securities	8,642	8,983
Less: Bank overdraft, recorded in Other liabilities	189	166
Net cash, cash equivalents and short-term securities	$8,453	$8,817

5.E Gross Unrealized Gains and Gross Unrealized Losses on Available-For-Sale Debt and Equity Securities

Gross unrealized gains and gross unrealized losses included in accumulated OCI on AFS debt and equity securities, before the effect of hedge accounting, consist of the following:

As at December 31,	2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Debt securities:
Canadian federal government	$1,676	$10	$(32)	$1,654	$1,563	$74	$–	$1,637
Canadian provincial and municipal government	1,143	19	(14)	1,148	805	33	(2)	836
U.S. government and agency	714	1	(23)	692	432	1	(3)	430
Other foreign government	683	92	(9)	766	675	86	(23)	738
Corporate	5,662	254	(33)	5,883	7,467	223	(164)	7,526
Asset-backed securities:
Commercial mortgage-backed securities	881	17	(10)	888	937	16	(13)	940
Residential mortgage-backed securities	507	3	(9)	501	305	5	(2)	308
Collateralized debt obligations	305	1	–	306	224	–	(3)	221
Other	592	1	(10)	583	488	1	(14)	475
Total debt securities	12,163	398	(140)	12,421	12,896	439	(224)	13,111
Equity securities	594	172	(8)	758	675	224	(12)	887
Total AFS debt and equity securities	$12,757	$570	$(148)	$13,179	$13,571	$663	$(236)	$13,998

114 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

5.F Derivative Financial Instruments and Hedging Activities

The fair values of derivative financial instruments by major class of derivatives are as follows:

As at December 31,	2016		2015
	Fair value		Fair value
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts	$1,405	$(579)	$1,707	$(437)
Foreign exchange contracts	95	(1,924)	71	(2,925)
Other contracts	108	(9)	88	(16)
Total derivatives	$1,608	$(2,512)	$1,866	$(3,378)

The following table presents the fair values of derivative assets and liabilities categorized by type of hedge for accounting purposes and derivative investments:

As at December 31,	2016			2015
	Total notional amount	Fair value		Total notional amount	Fair value
		Assets	Liabilities		Assets	Liabilities
Derivative investments(1)	$53,477	$1,567	$(2,304)	$56,747	$1,840	$(3,147)
Fair value hedges	753	–	(208)	862	–	(230)
Cash flow hedges	120	41	–	236	26	(1)
Total derivatives	$54,350	$1,608	$ (2,512)	$57,845	$1,866	$ (3,378)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

In 2016, we did not have any net investment hedges. In 2015, we had non-derivative instruments designated as net investment hedges that matured in the fourth quarter of 2015.

Hedge ineffectiveness recognized in Interest and other investment income consists of the following:

For the years ended December 31,	2016	2015
Fair value hedging ineffectiveness:
Gains (losses) on the hedged items attributable to the hedged risk	$(12)	$1
Gains (losses) on the hedging derivatives	12	2
Net ineffectiveness on fair value hedges	–	3

For cash flow hedges, we did not have any hedge ineffectiveness in 2016 or 2015. We expect to reclassify a gain of $7 from accumulated OCI to net income within the next 12 months that relates to cash flow hedges of anticipated award payments under certain share-based payment plans that are expected to occur in 2017, 2018 and 2019. Cash flow hedges in 2015 also included foreign currency forwards for the foreign currency purchase of a foreign operation that closed in 2016. The reclassification of accumulated OCI to income relating to these foreign currency forwards occurs upon disposal or impairment of the foreign operation.

5.G Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

5.G.i Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities (“NHA MBS”) Program sponsored by the Canada Mortgage and Housing Corporation (“CMHC”). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond (“CMB”) program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There are no expected credit losses on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account (“PRA”) to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2016 are $1,105 and $1,102, respectively ($654 and $668 as at December 31, 2015). The carrying value and fair value of the associated liabilities as at December 31, 2016 are $1,141 and $1,153, respectively ($667 and $689 as at December 31, 2015). The carrying value of asset-backed securities in the PRA as at December 31, 2016 and 2015 are $40 and $17, respectively. There are no cash and cash equivalents in the PRA as at December 31, 2016 and 2015.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 115

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.ii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2016 and 2015.

5.G.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 9 to 157 days, averaging 85 days, and bear interest at an average rate of 0.69% as at December 31, 2016 (0.61% as at December 31, 2015). The fair values of the transferred assets and the obligations related to their repurchase, which approximate their carrying values, are $1,789 as at December 31, 2016 ($1,549 as at December 31, 2015). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.G.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $1,483 and $1,562 as at December 31, 2016 ($1,438 and $1,511 as at December 31, 2015). Of the collateral held, we held cash collateral of $nil and $193 as at December 31, 2016 and 2015, which is recognized on our Consolidated Statements of Financial Position.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, interest rate and spread risk, and foreign currency risk) and liquidity risk. The following sections describe how we manage these risks.

Some of our financial instruments risk management policies and procedures are described in our Annual Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2016. The shaded text and tables in the Risk Management section of the MD&A represent part of our disclosures on credit, market and liquidity risks and include a description of how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables are an integral part of these Consolidated Financial Statements.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty’s credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:

•	Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for credit risk.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
•	Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
•	Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
•	Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly.
•	Internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by corporate risk management.
•	Comprehensive due diligence processes and ongoing credit analyses are conducted.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
•	Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.

116 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

•	Stress-testing techniques, such as Dynamic Capital Adequacy Testing (“DCAT”), are used to measure the effects of large and sustained adverse credit developments.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2016	2015
Off-balance sheet items:
Loan commitments(1)	$1,322	$816
Guarantees	34	53
Total off-balance sheet items	$1,356	$869

(1)	Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.
6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annexes (“CSA”), which forms part of the International Swaps and Derivatives Association’s (“ISDA”) master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending, assets are lent with a commitment from the counterparty to return at a future date. Cash or securities are received as collateral from the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 117

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,	2016				2015
	Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position			Financial instruments presented in the Consolidated Statements of Financial Position(1)	Related amounts not set off in the Consolidated Statements of Financial Position
		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount		Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged(2)	Net amount
Financial assets
Derivative assets (Note 6.A.v)	$1,608	$(806)	$(720)	$82	$1,866	$(900)	$(795)	$171
Reverse repurchase agreements (Note 8)	–	–	–	–	289	(96)	(193)	–
Total financial assets	$1,608	$(806)	$(720)	$82	$2,155	$(996)	$(988)	$171
Financial liabilities
Derivative liabilities	$(2,512)	$806	$1,318	$(388)	$(3,378)	$900	$1,809	$(669)
Repurchase agreements (Note 5.G.ii)	(1,789)	–	1,789	–	(1,549)	96	1,453	–
Cash collateral on securities lent (Note 5.G.iii)	–	–	–	–	(193)	–	189	(4)
Total financial liabilities	$(4,301)	$806	$3,107	$(388)	$(5,120)	$996	$3,451	$(673)

(1)	Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.
(2)	Financial collateral excludes overcollateralization and for exchange-traded derivatives, initial margin. Total financial collateral, including initial margin and overcollateralization, received on derivative assets was $779 ($1,087 as at December 31, 2015), received on reverse repurchase agreements was $nil ($289 as at December 31, 2015), pledged on derivative liabilities was $1,898 ($2,452 as at December 31, 2015), and pledged on repurchase agreements was $1,789 ($1,549 as at December 31, 2015).

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or U.K. and issuers for which the Risk Review Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages, and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor’s parent.

As at December 31,	2016			2015
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities
Canada	$ 22,507	$ 3,589	$ 26,096	$ 20,400	$ 3,373	$ 23,773
United States	21,469	5,910	27,379	20,432	6,546	26,978
United Kingdom	5,621	659	6,280	6,416	662	7,078
Other	9,869	2,263	12,132	9,537	2,530	12,067
Balance	$ 59,466	$ 12,421	$ 71,887	$ 56,785	$ 13,111	$ 69,896

118 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,	2016			2015
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities issued or guaranteed by:
Canadian federal government	$3,117	$1,654	$4,771	$2,383	$1,637	$4,020
Canadian provincial and municipal government	11,452	1,148	12,600	10,555	836	11,391
U.S. government and agency	1,198	692	1,890	1,272	430	1,702
Other foreign government	5,578	766	6,344	5,916	738	6,654
Total government issued or guaranteed debt securities	21,345	4,260	25,605	20,126	3,641	23,767
Corporate debt securities by industry sector:
Financials(1)	7,757	1,546	9,303	7,867	1,933	9,800
Utilities and energy	10,541	1,076	11,617	10,355	1,477	11,832
Telecommunication services	1,786	288	2,074	1,859	372	2,231
Consumer staples and discretionary	4,718	1,135	5,853	4,475	1,473	5,948
Industrials	4,103	708	4,811	3,880	847	4,727
Real estate(1)	1,977	324	2,301	2,038	418	2,456
Other	3,571	806	4,377	3,194	1,006	4,200
Total corporate debt securities	$34,453	$5,883	$40,336	$33,668	$7,526	$41,194
Asset-backed securities	$3,668	$2,278	$5,946	$2,991	$1,944	$4,935
Total debt securities	$59,466	$12,421	$71,887	$56,785	$13,111	$69,896

(1)	Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices. During 2016, certain real estate debt securities were moved from the Financials sector to the Real estate sector. 2015 balances have been changed to conform with current year presentation.

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor’s parent.

As at December 31, 2016	Canada	United States	United Kingdom	Other	Total
Mortgages
Retail	$2,176	$2,304	$–	$–	$4,480
Office	1,816	2,592	–	–	4,408
Multi-family residential	3,067	1,113	–	–	4,180
Industrial and land	719	1,006	–	–	1,725
Other	456	147	–	–	603
Total mortgages(1)	$8,234	$7,162	$–	$–	$15,396
Loans	$13,120	$8,562	$803	$2,894	$25,379
Total mortgages and loans	$21,354	$15,724	$803	$2,894	$40,775

(1)	$2,936 of mortgages in Canada are insured by the Canada Mortgage and Housing Corporation.

As at December 31, 2015	Canada	United States	United Kingdom	Other	Total
Mortgages
Retail	$2,249	$2,205	$–	$–	$4,454
Office	1,865	2,452	–	–	4,317
Multi-family residential	2,684	992	–	–	3,676
Industrial and land	847	894	–	–	1,741
Other	422	182	–	–	604
Total mortgages(1)	$8,067	$6,725	$–	$–	$14,792
Loans	$13,271	$7,442	$886	$2,712	$24,311
Total mortgages and loans	$21,338	$14,167	$886	$2,712	$39,103

(1)	$2,497 of mortgages in Canada are insured by the Canada Mortgage and Housing Corporation.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 119

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following table. Debt securities that are not due at a single maturity date are included in the tables in the year of final maturity. Actual maturities could differ from contractual maturities because of the borrower’s right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2016			2015
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities
Due in 1 year or less	$1,741	$878	$2,619	$1,581	$1,625	$3,206
Due in years 2-5	7,780	3,406	11,186	7,135	3,863	10,998
Due in years 6-10	10,227	3,039	13,266	10,378	2,897	13,275
Due after 10 years	39,718	5,098	44,816	37,691	4,726	42,417
Total debt securities	$59,466	$12,421	$71,887	$56,785	$13,111	$69,896

The carrying value of mortgages by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2016	2015
Due in 1 year or less	$1,196	$1,364
Due in years 2-5	4,608	4,367
Due in years 6-10	6,659	6,114
Due after 10 years	2,956	2,989
Total mortgages	$15,419	$14,834

The carrying value of loans by scheduled maturity, before allowances for losses, is as follows:

As at December 31,	2016	2015
Due in 1 year or less	$1,655	$1,351
Due in years 2-5	6,234	6,393
Due in years 6-10	4,783	4,599
Due after 10 years	12,714	11,975
Total loans	$25,386	$24,318

120 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

As at December 31,	2016				2015
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Over-the-counter contracts:
Interest rate contracts:
Forward contracts	$451	$–	$–	$451	$1,371	$–	$–	$1,371
Swap contracts	1,076	3,815	16,500	21,391	689	3,397	18,047	22,133
Options purchased	1,668	2,004	3,137	6,809	980	2,781	3,938	7,699
Options written(1)	537	839	490	1,866	277	1,557	505	2,339
Foreign exchange contracts:
Forward contracts	5,494	–	–	5,494	4,862	219	–	5,081
Swap contracts	654	4,197	6,180	11,031	1,793	3,542	7,086	12,421
Other contracts:
Options purchased	–	–	–	–	3	3	–	6
Forward contracts	96	132	–	228	96	111	–	207
Swap contracts	114	–	–	114	310	–	–	310
Credit derivatives(2)	–	690	215	905	29	512	326	867
Exchange-traded contracts:
Interest rate contracts:
Futures contracts	3,138	–	–	3,138	2,397	–	–	2,397
Foreign exchange contracts:
Futures contracts	–	–	–	–	83	–	–	83
Equity contracts:
Futures contracts	2,583	–	–	2,583	2,649	–	–	2,649
Options purchased	277	–	–	277	195	–	–	195
Options written	63	–	–	63	87	–	–	87
Total notional amount	$16,151	$11,677	$26,522	$54,350	$15,821	$12,122	$29,902	$57,845

(1)	These are covered short derivative positions that may include interest rate options, swaptions, or floors.
(2)	Our credit derivatives consist entirely of contracts based on investment grade underlying reference securities.

The following table provides the fair value of derivative instruments outstanding by term to maturity:

As at December 31,	2016				2015
	Term to maturity				Term to maturity
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$191	$186	$1,231	$1,608	$144	$268	$1,454	$1,866
Derivative liabilities	$(219)	$(574)	$(1,719)	$(2,512)	$(497)	$(689)	$(2,192)	$(3,378)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal risk ratings as well as ratings assigned by external rating agencies where available.

Debt Securities by Credit Rating

Investment grade debt securities are those rated BBB and above. Our debt security portfolio was 98% investment grade based on carrying value as at December 31, 2016 (97% as at December 31, 2015). The credit risk ratings were established in accordance with the process described in the Credit Risk Management Governance and Control section.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 121

The following table summarizes our debt securities by credit quality:

As at December 31,	2016			2015
	Fair value through profit or loss	Available- for-sale	Total debt securities	Fair value through profit or loss	Available- for-sale	Total debt securities
Debt securities by credit rating:
AAA	$ 8,128	$ 4,567	$ 12,695	$ 8,684	$ 4,283	$ 12,967
AA	11,905	1,727	13,632	10,046	1,189	11,235
A	20,798	2,914	23,712	19,526	3,709	23,235
BBB	17,347	2,778	20,125	16,974	3,316	20,290
BB and lower	1,288	435	1,723	1,555	614	2,169
Total debt securities	$ 59,466	$ 12,421	$ 71,887	$ 56,785	$ 13,111	$ 69,896

Mortgages and Loans by Credit Rating

The credit quality of mortgages and loans is evaluated internally through regular monitoring of credit-related exposures. We use judgment and experience to determine what factors should be considered when assigning an internal credit rating, which is validated through the use of credit scoring models, to a particular mortgage or corporate loan. The internal credit ratings reflect the credit quality of the borrower as well as the value of any collateral held as security.

The following tables summarize our mortgages and loans by credit quality indicator:

As at December 31,	2016	2015
Mortgages by credit rating:
Insured	$2,936	$2,497
AAA	–	–
AA	1,602	1,677
A	3,381	3,051
BBB	5,866	5,412
BB and lower	1,595	2,060
Impaired	16	95
Total mortgages	$15,396	$14,792

As at December 31,	2016	2015
Loans by credit rating:
AAA	$455	$409
AA	3,594	3,174
A	11,529	11,532
BBB	9,039	8,499
BB and lower	762	697
Impaired	–	–
Total loans	$25,379	$24,311

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

122 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

As at December 31,	2016			2015
	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)	Gross positive replacement cost(2)	Impact of master netting agreements(3)	Net replacement cost(4)
Over-the-counter contracts:
AA	$313	$(281)	$32	$347	$(249)	$98
A	768	(511)	257	723	(496)	227
BBB	493	(14)	479	766	(155)	611
Total over-the-counter derivatives(1)	$1,574	$(806)	$768	$1,836	$(900)	$936

(1)	Exchange-traded derivatives with a positive fair value of $34 in 2016 ($30 in 2015) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
(2)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
(3)	The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
(4)	Net replacement cost is positive replacement cost less the impact of master netting agreements.

Reinsurance Counterparties Exposure by Credit Rating

The following is the potential maximum exposure to loss based on ceded reserves and outstanding claims. In 2015, we switched from a rating methodology based on ratings assigned by external rating agencies to an internal rating methodology consistent with the rating methodology of fixed income investments that is described in the Credit Risk Management Governance and Control section.

As at December 31,	2016			2015
	Gross exposure	Collateral	Net exposure	Gross exposure	Collateral	Net exposure
Reinsurance counterparties by credit rating:
AA	$1,048	$–	$1,048	$898	$7	$891
A	2,688	121	2,567	3,416	141	3,275
BBB	158	1	157	151	98	53
BB	1,543	1,467	76	26	–	26
B	336	86	250	1,717	1,435	282
Not rated	158	153	5	193	191	2
Total	$5,931	$1,828	$4,103	$6,401	$1,872	$4,529
Less: ceded negative reserves	$787			$1,015
Total Reinsurance assets	$5,144			$5,386

6.A.vi Impairment of Assets

Management assesses debt and equity securities, mortgages and loans, and other invested assets for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers’ financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

“Monitor List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Watch List” – the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

“Impaired List” – the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as AFS or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 123

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer’s ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer’s financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer’s parent or affiliate, and management’s assessment of the outlook for the issuer’s industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment on an alternative basis. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Equity Securities and Other Invested Assets

Objective evidence of impairment for equity securities and investments in limited partnerships, segregated funds, and mutual funds involves an assessment of the prospect of recovering the cost of our investment. Instruments in an unrealized loss position are reviewed to determine if objective evidence of impairment exists. Objective evidence of impairment for these instruments includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic, or legal environment in which the issuer operates, and a significant or prolonged decline in the fair value of the instruments below their cost.

We apply presumptive impairment tests to determine whether there has been a significant or prolonged decline in the fair value of an instrument below its cost, and unless extenuating circumstances exist, the instrument is considered to be impaired.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower’s ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the value of insurance contract liabilities, when there is an effective matching of assets and liabilities. For assets designated as FVTPL, the change in fair value arising from impairment is not separately disclosed. The reduction in fair values of FVTPL debt securities attributable to impairment results in an increase in insurance contract liabilities charged through the Consolidated Statements of Operations.

Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $8 for the year ended December 31, 2016 ($14 during 2015).

We did not reverse any impairment on AFS debt securities during 2016 and 2015.

124 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Past Due and Impaired Mortgages and Loans

The distribution of mortgages and loans past due or impaired is shown in the following tables:

	Gross carrying value			Allowance for losses
As at December 31, 2016	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$15,378	$25,379	$40,757	$–	$–	$–
Past due:
Past due less than 90 days	2	–	2	–	–	–
Past due 90 days or more	–	–	–	–	–	–
Impaired	39	7	46	23	7	30
Total	$15,419	$25,386	$40,805	$23	$7	$30

	Gross carrying value			Allowance for losses
As at December 31, 2015	Mortgages	Loans	Total	Mortgages	Loans	Total
Not past due	$14,690	$24,279	$38,969	$–	$–	$–
Past due:
Past due less than 90 days	7	32	39	–	–	–
Past due 90 days or more	–	–	–	–	–	–
Impaired	137	7	144	42	7	49
Total	$14,834	$24,318	$39,152	$42	$7	$49

Changes in Allowances for Losses

The changes in the allowances for losses are as follows:

	Mortgages	Loans	Total
Balance, January 1, 2015	$37	$16	$53
Provision for (reversal of) losses	1	(12)	(11)
Write-offs, net of recoveries	(3)	3	–
Foreign exchange rate movements	7	–	7
Balance, December 31, 2015	$42	$7	$49
Provision for (reversal of) losses	(3)	2	(1)
Write-offs, net of recoveries, and other adjustments	(14)	(2)	(16)
Foreign exchange rate movements	(2)	–	(2)
Balance, December 31, 2016	$23	$7	$30

6.B Market Risk

Risk Description

We are exposed to financial and capital market risk, which is defined as the risk that the fair value or future cash flows of an insurance contract or financial instrument will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate and foreign currency risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls, as outlined below:

•	Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for equity, interest rate, real estate and foreign currency risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive asset-liability management and hedging policies, programs and practices are in place.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse market movements.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in equity market prices. We are exposed to equity risk from a number of sources. A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing for these guarantees is uncertain, and will depend upon a number of factors including general capital market conditions, underlying fund performance, policyholder behaviour, and mortality experience, which may result in negative impacts on our net income and capital.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 125

We generate revenue in our asset management businesses and from certain insurance and annuity contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on our revenue and net income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on our net income and financial position.

We also have direct exposure to equity markets from the investments supporting general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2016			2015
	Fair value through profit or loss	Available- for-sale	Total equities	Fair value through profit or loss	Available- for-sale	Total equities
Canada	$3,404	$37	$3,441	$2,887	$40	$2,927
United States	757	538	1,295	706	634	1,340
United Kingdom	126	5	131	112	5	117
Other	729	178	907	721	208	929
Total equities	$5,016	$758	$5,774	$4,426	$887	$5,313

6.B.ii Embedded Derivatives Risk

An embedded derivative is contained within a host insurance contract if it includes an identifiable condition to modify the cash flows that are otherwise payable. This section is applicable to those embedded derivatives where we are not required to, and have not measured (either separately or together with the host contract) the embedded derivative at fair value.

A significant market risk exposure from embedded derivatives arises in connection with the benefit guarantees on segregated fund contracts. These benefit guarantees are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. We have implemented hedging programs to mitigate a portion of this market risk exposure.

We are also exposed to significant interest rate risk from embedded derivatives in certain general account products and segregated fund contracts, which contain explicit or implicit investment guarantees in the form of minimum crediting rates, guaranteed premium rates, settlement options, and benefit guarantees. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. These products are included in our asset-liability management program and the residual interest rate exposure is managed within our risk appetite limits.

We are also exposed to interest rate risk through guaranteed annuitization options included primarily in retirement contracts and pension plans. These embedded options give policyholders the right to convert their investment into a pension on a guaranteed basis, thereby exposing us to declining long-term interest rates as the annuity guarantee rates come into effect. Embedded options on unit-linked pension contracts give policyholders the right to convert their fund at retirement into pensions on a guaranteed basis, thereby exposing us to declining interest rates and increasing equity market returns (increasing the size of the fund which is eligible for the guaranteed conversion basis). Guaranteed annuity options are included in our asset-liability management program and most of the interest rate and equity exposure is mitigated through hedging.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies. Increases in interest rates or widening spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss and accelerate recognition of certain acquisition expenses. While we have established hedging programs in place and our insurance and annuity products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of the underlying losses.

Certain annuity and long-term disability contracts contain embedded derivatives as benefits are linked to the Consumer Price Index; however most of this exposure is hedged through the Company’s ongoing asset-liability management program.

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases, investment commitments, interest on debt, and dividends on capital stock. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities in normal markets, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

126 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

•	Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
•	Liquidity contingency plans are maintained for the management of liquidity in the event of a liquidity crisis.
•

Stress testing is performed by comparing liquidity coverage ratios under a one-month stress scenario to our policy thresholds. These liquidity ratios are measured and managed at the enterprise and legal entity levels.

•	Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy threshold.
•

Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.

•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

•	We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
•	Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to differences between the actual experience and expected experience in the areas of mortality, morbidity, longevity and policyholder behaviour. In addition, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:

•	Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Review Committee.
•	Risk appetite limits have been established for mortality and morbidity, longevity and policyholder behaviour risks.
•	Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
•	Comprehensive Insurance Risk Policy, guidelines and practices are in place.
•	The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
•	Board-approved maximum retention limits (amounts issued in excess of these limits are reinsured) are in place.
•	Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
•	Underwriting and risk selection standards are established and overseen by the corporate underwriting and claims risk management function.
•	Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
•

The Insurance Risk Policy, and Investment and Credit Risk Management Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

•	Reinsurance counterparty risk is monitored, including through annual reporting to the Risk Review Committee.
•	Concentration risk exposure is monitored and mitigated on group policies in a single location to avoid a catastrophic event occurrence resulting in a significant impact.
•	Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
•	Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
•	The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
•	Company specific and industry level experience studies and sources of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
•	Stress-testing techniques, such as DCAT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
•	Insurance contract liabilities are established in accordance with Canadian actuarial standards of practice.
•

Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices which are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. On a single life or joint-first-to-die basis our retention limit is $25 in Canada and is US$25 outside of Canada. For survivorship life insurance, our maximum

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 127

global retention limit is $30 in Canada and is US$30 outside of Canada. In certain markets and jurisdictions retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics. Reinsurance is used to provide catastrophic mortality and morbidity coverage for the Canadian Group Benefits business.

Our reinsurance coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk. This includes performing periodic due diligence on our reinsurance counterparties as well as internal credit assessments on counterparties with which we have material exposure. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Specific insurance risks and our risk management strategies are discussed below in further detail. The sensitivities provided below reflect the impact of any applicable ceded reinsurance arrangements.

7.A.i Mortality and Morbidity Risk

Risk Description

Mortality and morbidity risk is the risk that future experience could be worse than the assumptions used in the pricing and valuation of products. Mortality and morbidity risk can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, or in association with other risk factors such as product development and pricing or model risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies.

The risk of adverse morbidity experience also increases during economic slowdowns, especially with respect to disability coverages, as well as with increases in high medical treatment costs and growth in utilization of specialty drugs. This introduces the potential for adverse financial volatility in our financial results. External factors including medical advances could adversely affect our life insurance, health insurance, critical illness, disability, long-term care insurance and annuity businesses.

For life insurance products for which higher mortality would be financially adverse to the Company, a 2% increase in the best estimate assumption would decrease net income and equity by about $35 ($35 in 2015). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

For products where morbidity is a significant assumption, a 5% adverse change in the assumptions would reduce net income and equity by about $150 ($140 in 2015). This sensitivity reflects the impact of any applicable ceded reinsurance arrangements.

Mortality and Morbidity Risk Management Governance and Control

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function.

We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

The Insurance Risk Policy approved by the Risk Review Committee includes limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region and amounts in excess of limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.

7.A.ii Longevity Risk

Risk Description

Longevity risk is the potential for economic loss, accounting loss or volatility in earnings arising from adverse changes in rates of mortality improvement relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy. Longevity risk affects contracts where benefits are based upon the likelihood of survival (for example, annuities, pensions, pure endowments, segregated funds, and specific types of health contracts). Additionally, our longevity risk exposure is exacerbated for certain annuity products such as guaranteed annuity options by an increase in equity market levels.

For annuities products for which lower mortality would be financially adverse to us, a 2% decrease in the mortality assumption would decrease net income and equity by about $120 ($115 in 2015). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields which could result in mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of insurance and annuity products as well as our own pension plans.

7.A.iii Policyholder Behaviour Risk

Risk Description

We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products with regard to lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including unexpected events in the policyholder’s life circumstances, the general level of economic activity (whether higher or lower than expected), changes in pricing and availability of current products, the introduction of new products, changes in underwriting technology and standards, as well as changes in our financial strength or reputation. Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by irrational behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

128 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

For individual life insurance products where fewer terminations would be financially adverse to us, net income and equity would be decreased by about $235 ($245 in 2015) if the termination rate assumption were reduced by 10%. For products where more terminations would be financially adverse to us, net income and equity would be decreased by about $130 ($120 in 2015) if the termination rate assumption were increased by 10%. These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:

•	Surrender charges which adjust the payout to the policyholder by taking into account prevailing market conditions.
•	Limits on the amount that policyholders can surrender or borrow.
•	Restrictions on the timing of policyholders’ ability to exercise certain options.
•	Restrictions on both the types of funds clients can select and the frequency with which they can change funds.
•	Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning future investment yields, policyholder behaviour, mortality and morbidity experience, sales levels, mix of business, expenses and taxes. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Review Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative, and each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements, and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

•	Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
•	Experience studies, sources of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
•

On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.

•	Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from general economic conditions, unexpected increases in inflation, slower than anticipated growth, or reduction in productivity leading to increases in unit expenses. Expense risk occurs in products where we cannot or will not pass increased costs onto the client and will manifest itself in the form of a liability increase or a reduction in expected future profits.

The sensitivity of liabilities for insurance contracts to a 5% increase in unit expenses would result in a decrease in net income and equity of about $170 ($180 in 2015). These sensitivities reflect the impact of any applicable ceded reinsurance arrangements.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage.

Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is an increased possibility of rate increases or renegotiation of legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy, and Investment and Credit Risk Management Policy approved by the Risk Review Committee which set acceptance criteria and processes to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These policies also set out criteria for determining which reinsurance companies qualify as suitable reinsurance counterparties and

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 129

require that all agreements include provisions to allow action to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurer loses its legal ability to carry on business through insolvency or regulatory action. Periodic due diligence is performed on the reinsurance counterparties with which we do business and internal credit assessments are performed on reinsurance counterparties with which we have material exposure. Reinsurance counterparty credit exposures are monitored closely and reported annually to the Risk Review Committee.

New sales of our products can be discontinued or changed to reflect developments in the reinsurance markets. Rates for in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. There is generally more than one reinsurer supporting a reinsurance pool to diversify this risk.

8. Other Assets

Other assets consist of the following:

As at December 31,	2016	2015
Accounts receivable	$2,296	$1,550
Investment income due and accrued	1,079	1,172
Property and equipment	659	636
Deferred acquisition costs(1)	177	194
Prepaid expenses	249	205
Premium receivable	506	356
Accrued benefit assets (Note 25)	67	99
Other	76	355
Total other assets	$5,109	$4,567

(1)	Amortization of deferred acquisition cost charged to income during the year amounted to $59 in 2016 ($62 in 2015).

9. Goodwill and Intangible Assets

9.A Goodwill

Changes in the carrying amount of goodwill acquired through business combinations by reportable segment are as follows:

	SLF Canada	SLF U.S.	SLF Asia	SLF Asset Management	Corporate	Total
Balance, January 1, 2015	$2,573	$390	$511	$449	$194	$4,117
Acquisitions (Note 3)	–	–	–	255	–	255
Foreign exchange rate movements	–	74	98	80	22	274
Balance, December 31, 2015	$2,573	$464	$609	$784	$216	$4,646
Acquisitions (Note 3)	–	660	96	–	–	756
Foreign exchange rate movements	–	(12)	(19)	(17)	(37)	(85)
Balance, December 31, 2016	$2,573	$1,112	$686	$767	$179	$5,317

Goodwill was not impaired in 2016 or 2015. The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	2016	2015
SLF Canada
Individual	$1,066	$1,066
Group retirement services	453	453
Group benefits	1,054	1,054
SLF U.S. Employee benefits group	1,112	464
SLF Asia	686	609
SLF Asset Management
MFS	510	523
SLIM	257	261
Corporate
U.K.	179	216
Total	$5,317	$4,646

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. SLF Asia includes the goodwill in Hong Kong (2015 – $609) and goodwill recognized from the

130 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

2016 acquisitions in SLF Asia described in Note 3. Due to our growing investment in Asia and expansion of our regional strategy, goodwill is allocated to the operations in SLF Asia as a whole, as synergies from acquisitions in the region are expected to benefit the region rather than any one CGU.

Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount.

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either a valuation multiples methodology or an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies). The fair value measurements are categorized in Level 3 of the fair value hierarchy.

Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 11.9 to 16.0. The price-to-assets-under-management ratios used range from 1.5% to 2.0%.

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU. The discount rates used range from 8.5% to 11.5% (after tax). More established CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives.

Judgment is used in estimating the recoverable amounts of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs to be less than its carrying amount.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 131

9.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life
	Internally generated software	Other	Indefinite life	Total
Gross carrying amount
Balance, January 1, 2015	$367	$726	$266	$1,359
Additions	72	–	–	72
Acquisitions (Note 3)	–	152	350	502
Disposals	(17)	–	–	(17)
Foreign exchange rate movements	29	26	61	116
Balance, December 31, 2015	$451	$904	$677	$2,032
Additions	82	11	–	93
Acquisitions (Note 3)	–	343	–	343
Disposals(1)	(6)	(80)	–	(86)
Foreign exchange rate movements	(9)	(6)	(16)	(31)
Balance, December 31, 2016	$518	$1,172	$661	$2,351

Accumulated amortization and impairment losses
Balance, January 1, 2015	$(190)	$(274)	$–	$(464)
Amortization charge for the year	(55)	(28)	–	(83)
Disposals	17	–	–	17
Impairment of intangible assets	–	–	(4)	(4)
Foreign exchange rate movements	(11)	(8)	–	(19)
Balance, December 31, 2015	$(239)	$(310)	$(4)	$(553)
Amortization charge for the year	(63)	(46)	–	(109)
Disposals(1)	6	2	–	8
Impairment of intangible assets	–	–	–	–
Foreign exchange rate movements	5	1	–	6
Balance, December 31, 2016	$(291)	$(353)	$(4)	$(648)
Net carrying amount, end of period:
As at December 31, 2015	$212	$594	$673	$1,479
As at December 31, 2016	$227	$819	$657	$1,703

(1)	During 2016, the Company derecognized intangibles assets (carrying value of $78) related to Bentall Kennedy when a client of Bentall Kennedy exercised its rights to acquire certain wholly-owned subsidiaries involved in the management of its assets, for consideration of $75. Bentall Kennedy is reported within SLIM in the SLF Asset Management segment.

The components of the intangible assets are as follows:

As at December 31,	2016	2015
Finite life intangible assets:
Distribution, sales potential of field force	$417	$338
Asset administration contracts and client relationships	402	256
Internally generated software	227	212
Total finite life intangible assets	$1,046	$806
Indefinite life intangible assets:
Fund management contracts(1)	$657	$673
Total indefinite life intangible assets	$657	$673
Total intangible assets	$1,703	$1,479

(1)	Fund management contracts are attributable to SLF Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets.

132 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

10. Insurance Contract Liabilities and Investment Contract Liabilities

10.A Insurance Contract Liabilities

10.A.i Description of Business

The majority of the products sold by the Company are insurance contracts. These contracts include all forms of life, health and critical illness insurance sold to individuals and groups, life contingent annuities, accumulation annuities, and segregated fund products with guarantees.

10.A.ii Methods and Assumptions

General

The liabilities for insurance contracts represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes), and expenses on in-force insurance contracts.

In determining our liabilities for insurance contracts, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour, interest rates, equity market performance, asset default, inflation, expenses, and other factors over the life of our products. Most of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

We use best estimate assumptions for expected future experience and apply margins for adverse deviations to provide for uncertainty in the choice of the best estimate assumptions. The amount of insurance contract liabilities related to the application of margins for adverse deviations to best estimate assumptions is called a provision for adverse deviations.

Best Estimate Assumptions

Best estimate assumptions are intended to be current, neutral estimates of the expected outcome as guided by Canadian actuarial standards of practice. The choice of best estimate assumptions takes into account current circumstances, past experience data (Company and/or industry), the relationship of past to expected future experience, anti-selection, the relationship among assumptions, and other relevant factors. For assumptions on economic matters, the assets supporting the liabilities and the expected policy for asset-liability management are relevant factors.

Margins for Adverse Deviations

The appropriate level of margin for adverse deviations on an assumption is guided by Canadian actuarial standards of practice. For most assumptions, the standard range of margins for adverse deviations is 5% to 20% of the best estimate assumption, and the actuary chooses from within that range based on a number of considerations related to the uncertainty in the determination of the best estimate assumption. The level of uncertainty, and hence the margin chosen, will vary by assumption and by line of business and other factors. Considerations that would tend to indicate a choice of margin at the high end of the range include:

•	The statistical credibility of the Company’s experience is too low to be the primary source of data for choosing the best estimate assumption
•	Future experience is difficult to estimate
•	The cohort of risks lacks homogeneity
•	Operational risks adversely impact the ability to estimate the best estimate assumption
•	Past experience may not be representative of future experience and the experience may deteriorate

Provisions for adverse deviations in future interest rates are included by testing a number of scenarios of future interest rates, some of which are prescribed by Canadian actuarial standards of practice, and determining the liability based on the range of possible outcomes. A scenario of future interest rates includes, for each forecast period between the statement of financial position date and the last liability cash flow, interest rates for risk-free assets, premiums for asset default, rates of inflation, and an investment strategy consistent with the Company’s investment policy. The starting point for all future interest rate scenarios is consistent with the current market environment. If few scenarios are tested, the liability would be at least as great as the largest of the outcomes. If many scenarios are tested, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile.

Provisions for adverse deviations in future equity returns are included by scenario testing or by applying margins for adverse deviations. In blocks of business where the valuation of liabilities uses scenario testing of future equity returns, the liability would be within a range defined by the average of the outcomes that are above the 60th percentile of the range of outcomes and the corresponding average for the 80th percentile. In blocks of business where the valuation of liabilities does not use scenario testing of future equity returns, the margin for adverse deviations on common share dividends is between 5% and 20%, and the margin for adverse deviations on capital gains would be 20% plus an assumption that those assets reduce in value by 20% to 50% at the time when the reduction is most adverse. A 30% reduction is appropriate for a diversified portfolio of North American common shares and, for other portfolios, the appropriate reduction depends on the volatility of the portfolio relative to a diversified portfolio of North American common shares.

In choosing margins, we ensure that, when taken one at a time, each margin is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption, and also that, in aggregate, the cumulative impact of the margins for adverse deviations is considered reasonable with respect to the total amount of our insurance contract liabilities. Our margins are generally stable over time and are generally only revised to reflect changes in the level of uncertainty in the best estimate assumptions. Our margins tend to be at the high end of the range for expenses and in the mid-range or higher for other assumptions. When considering the aggregate impact of margins, the actuary assesses the consistency of margins for each assumption across each block of business to ensure there is no double counting or omission and to avoid choosing margins that might be mutually exclusive. In particular, the actuary chooses similar margins for blocks of business with similar characteristics, and also chooses margins that are consistent with other assumptions, including assumptions about economic factors. The actuary is guided by Canadian actuarial standards of practice in making these professional judgments about the reasonableness of margins for adverse deviations.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 133

The best estimate assumptions and margins for adverse deviations are reviewed at least annually and revisions are made when appropriate. The choice of assumptions underlying the valuation of insurance contract liabilities is subject to external actuarial peer review.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Life insurance mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to both the rates of accident or sickness and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry experience.

Lapse and Other Policyholder Behaviour

Lapse

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse experience on life insurance are generally based on our five-year average experience. Lapse rates vary by plan, age at issue, method of premium payment, and policy duration.

Premium Payment Patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, and policy duration.

Expense

Future policy-related expenses include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related indirect expenses and overheads. Expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are consistent with the future interest rates used in scenario testing.

Investment Returns

Interest Rates

We generally maintain distinct asset portfolios for each major line of business. In the valuation of insurance contract liabilities, the future cash flows from insurance contracts and the assets that support them are projected under a number of interest rate scenarios, some of which are prescribed by Canadian actuarial standards of practice. Reinvestments and disinvestments take place according to the specifications of each scenario, and the liability is set based on the range of possible outcomes.

Non-Fixed Income Rates of Return

We are exposed to equity markets through our segregated fund products (including variable annuities) that provide guarantees linked to underlying fund performance and through insurance products where the insurance contract liabilities are supported by non-fixed income assets.

For segregated fund products (including variable annuities), we have implemented hedging programs involving the use of derivative instruments to mitigate a large portion of the equity market risk associated with the guarantees. The cost of these hedging programs is reflected in the liabilities. The equity market risk associated with anticipated future fee income is not hedged.

The majority of non-fixed income assets which are designated as FVTPL support our participating and universal life products where investment returns are passed through to policyholders through routine changes in the amount of dividends declared or in the rate of interest credited. In these cases, changes in non-fixed income asset values are largely offset by changes in insurance contract liabilities.

Asset Default

As required by Canadian actuarial standards of practice, insurance contract liabilities include a provision for possible future default of the assets supporting those liabilities. The amount of the provision for asset default included in the insurance contract liabilities is based on possible reductions in future investment yield that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. The asset default assumptions are comprised of a best estimate plus a margin for adverse deviations, and are intended to provide for loss of both principal and income. Best estimate asset default assumptions by asset category and geography are derived from long-term studies of industry experience and the Company’s experience. Margins for adverse deviation are chosen from the standard range (of 25% to 100%) as recommended by Canadian actuarial standards of practice based on the amount of uncertainty in the choice of best estimate assumption. The credit quality of an asset is based on external ratings if available (public bonds) and internal ratings if not (mortgages and loans). Any assets without ratings are treated as if they are rated below investment grade.

In contrast to asset impairment provisions and changes in FVTPL assets arising from impairments, both of which arise from known credit events, the asset default provision in the insurance contract liabilities covers losses related to possible future (unknown) credit events. Canadian actuarial standards of practice require the asset default provision to be determined taking into account known impairments that are recognized elsewhere on the statement of financial position. The asset default provision included in the insurance contract liabilities is reassessed each reporting period in light of impairments, changes in asset quality ratings, and other events that occurred during the period.

134 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

10.A.iii Insurance Contract Liabilities

Insurance contract liabilities consist of the following:

As at December 31, 2016	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$20,045	$6,099	$6,550	$1,396	$34,090
Individual non-participating life and health(2)	10,248	21,271	1,237	237	32,993
Group life and health(2)	8,872	5,875	30	8	14,785
Individual annuities	9,149	(81)	42	6,362	15,472
Group annuities	10,898	173	–	–	11,071
Insurance contract liabilities before other policy liabilities	59,212	33,337	7,859	8,003	108,411
Add: Other policy liabilities(3)	2,997	1,335	2,013	301	6,646
Total insurance contract liabilities	$62,209	$34,672	$9,872	$8,304	$115,057

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,305 for Individual participating life, $80 for Individual non-participating life and health, $5,734 for Individual annuities, and $145 for Other policy liabilities.
(2)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$19,465	$6,370	$6,338	$1,727	$33,900
Individual non-participating life and health(2)	9,022	21,197	443	237	30,899
Group life and health(2)	8,633	3,901	17	4	12,555
Individual annuities	9,086	(100)	–	7,269	16,255
Group annuities	9,871	250	–	–	10,121
Insurance contract liabilities before other policy liabilities	56,077	31,618	6,798	9,237	103,730
Add: Other policy liabilities(3)	3,047	1,080	2,000	370	6,497
Total insurance contract liabilities	$59,124	$32,698	$8,798	$9,607	$110,227

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $1,638 for Individual participating life, $101 for Individual non-participating life and health, $6,522 for Individual annuities, and $174 for Other policy liabilities.
(2)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management. Balances have been changed to conform with current year presentation.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

10.A.iv Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

For the years ended December 31,	2016					2015
	Insurance contract liabilities		Reinsurance assets		Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, before Other policy liabilities and assets as at January 1,	$103,730		$4,812		$98,918	$95,243	$3,671	$91,572
Change in balances on in-force policies	2,439		415		2,024	(2,142)	244	(2,386)
Balances arising from new policies	3,574		109		3,465	3,106	275	2,831
Method and assumption changes	(622	)(1)	(657	)(1)	35	297	(14)	311
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	5,391		(133)		5,524	1,261	505	756
Acquisitions (Note 3)	2,157		1		2,156	–	–	–
Foreign exchange rate movements	(2,867)		(139)		(2,728)	7,226	636	6,590
Balances before Other policy liabilities and assets	108,411		4,541		103,870	103,730	4,812	98,918
Other policy liabilities and assets	6,646		603		6,043	6,497	574	5,923
Total Insurance contract liabilities and Reinsurance assets, December 31	$115,057		$5,144		$109,913	$110,227	$5,386	$104,841

(1)	2016 balances for Insurance contract liabilities and Reinsurance assets include the impact of refinements to the method of estimating Reinsurance assets, which had no impact on the net balance or on net income.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 135

10.A.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on Insurance contract liabilities net of Reinsurance assets are as follows:

For the year ended December 31, 2016	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$(16)	Updates to reflect mortality/morbidity experience.
Lapse and other policyholder behaviour	98	Updates to reflect lapse and other policyholder behaviour experience, largely in SLF U.S. businesses that are closed to new sales.
Expenses	18	Updates to reflect expense studies.
Investment returns	(281)	Updates to various investment related assumptions across the Company, which had the most significant impact in SLF U.S. and SLF Canada. The largest items were a reduction of the provision for investment risk in the SLF Canada participating account, and favourable changes to projected credit and swap spreads partially offset by changes to assumed returns on non-fixed income assets.
Model enhancements and other	216	Various enhancements and methodology changes across all jurisdictions, including increases to provisions for reinsurance in SLF U.S.
Total impact of method and assumption changes	$35

For the year ended December 31, 2015	Net increase (decrease) before income taxes	Description
Mortality / Morbidity	$(200)	Updates to reflect mortality/morbidity experience in all jurisdictions and changes to future mortality improvement assumptions in the International insurance business in SLF U.S.
Lapse and other policyholder behaviour(1)	755	Updates to reflect experience as discussed below.
Expenses	90	Updates to reflect expense studies primarily in our International wealth business in SLF U.S. and in the individual wealth business in SLF Canada.
Investment returns	(158)	Updates to various investment related assumptions. The largest item is a change to the provision for investment risk in the SLF Canada participating account.
Model enhancements and other	(176)	Other changes, the largest of which is a change in the tax assumptions in the SLF U.S. insurance business.
Total impact of method and assumption changes	$311

(1)	2015 changes in lapse and policyholder behaviour assumptions were primarily in the individual insurance businesses in SLF Canada and SLF U.S. The largest items, which all had negative impacts, were the increase in lapse rates at renewal for term insurance in SLF Canada to reflect a stronger link between lapse rates and the size of the renewal premium increase; the reduction in lapse rates at medium policy durations for Universal Life policies in SLF Canada to reflect emerging experience; the reduction in assumed premium payments for flexible premium insurance policies in SLF U.S. to reflect the increasing tendency of policyholders to stop paying premiums when their policy becomes fully funded; and the reduction in lapse rates on International insurance policies, especially for no-lapse-guarantee policies.

10.B Investment Contract Liabilities

10.B.i Description of Business

The following are the types of Investment contracts in-force:

•	Term certain payout annuities in Canada and the U.S.
•	Guaranteed Investment Contracts in Canada
•	Unit-linked products issued in the U.K. and Hong Kong
•	Non-unit-linked pensions contracts issued in the U.K. and Hong Kong

10.B.ii Method and Assumption Changes

Investment Contracts with Discretionary Participation Features

Investment contracts with DPF are measured using the same approach as insurance contracts.

136 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Investment Contracts without Discretionary Participation Features

Investment contracts without DPF are measured at FVTPL if by doing so, a potential accounting mismatch is eliminated or significantly reduced or if the contract is managed on a fair value basis. Other investment contracts without DPF are measured at amortized cost.

The fair value liability is measured through the use of prospective discounted cash-flow techniques. For unit-linked contracts, the fair value liability is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value liability is equal to the present value of cash flows.

Amortized cost is measured at the date of initial recognition as the fair value of consideration received, less the net effect of principal payments such as transaction costs and front-end fees. At each reporting date, the amortized cost liability is measured as the present value of future cash flows discounted at the effective interest rate where the effective interest rate is the rate that equates the discounted cash flows to the liability at the date of initial recognition.

10.B.iii Investment Contract Liabilities

Investment contract liabilities consist of the following:

As at December 31, 2016	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$9	$9
Individual non-participating life and health	–	–	280	3	283
Individual annuities	2,305	–	–	52	2,357
Group annuities	–	–	264	–	264
Total investment contract liabilities	$2,305	$–	$544	$64	$2,913

Included in the Investment contract liabilities of $2,913 are liabilities of $605 for investment contracts with DPF, $2,305 for investment contracts without DPF measured at amortized cost, and $3 for investment contracts without DPF measured at fair value.

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate	Total
Individual participating life	$–	$–	$–	$18	$18
Individual non-participating life and health	–	–	322	4	326
Individual annuities	2,184	24	–	72	2,280
Group annuities	–	–	289	–	289
Total investment contract liabilities	$2,184	$24	$611	$94	$2,913

Included in the Investment contract liabilities of $2,913 are liabilities of $701 for investment contracts with DPF, $2,208 for investment contracts without DPF measured at amortized cost, and $4 for investment contracts without DPF measured at fair value.

10.B.iv Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

For the years ended December 31,	2016		2015
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance as at January 1	$4	$2,208	$16	$2,142
Deposits	–	352	–	438
Interest	–	45	–	43
Withdrawals	–	(311)	(13)	(435)
Fees	–	(5)	–	(5)
Other	–	17	–	19
Foreign exchange rate movements	(1)	(1)	1	6
Balance as at December 31	$3	$2,305	$4	$2,208

Changes in investment contract liabilities with DPF are as follows:

For the years ended December 31,	2016	2015
Balance as at January 1	$701	$661
Change in liabilities on in-force	(58)	(85)
Liabilities arising from new policies	–	13
Increase (decrease) in liabilities	(58)	(72)
Foreign exchange rate movements	(38)	112
Balance as at December 31	$605	$701

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 137

10.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

For the years ended December 31,	2016	2015
Maturities and surrenders	$2,671	$2,913
Annuity payments	1,867	1,865
Death and disability benefits	3,820	3,499
Health benefits	5,711	4,650
Policyholder dividends and interest on claims and deposits	1,141	1,159
Total gross claims and benefits paid	$15,210	$14,086

10.D Total Assets Supporting Liabilities and Equity

The following tables show the total assets supporting total liabilities for the product lines shown (including insurance contract and investment contract liabilities) and assets supporting equity and other:

As at December 31, 2016	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$18,692	$3,017	$7,380	$4,429	$4,976	$38,494
Individual non-participating life and health(1)	18,277	1,830	11,023	1,128	9,145	41,403
Group life and health(1)	6,269	84	8,594	–	2,894	17,841
Individual annuities	12,232	43	5,322	–	1,518	19,115
Group annuities	5,838	42	5,513	–	777	12,170
Equity and other	10,579	758	2,943	1,035	16,733	32,048
Total assets	$71,887	$5,774	$40,775	$6,592	$36,043	$161,071

(1)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management.

As at December 31, 2015	Debt securities	Equity securities	Mortgages and loans	Investment properties	Other	Total
Individual participating life	$18,658	$2,715	$7,278	$4,463	$5,292	$38,406
Individual non-participating life and health(1)	17,141	1,596	9,544	1,046	10,387	39,714
Group life and health(1)	4,224	48	8,210	–	3,008	15,490
Individual annuities	12,969	29	5,597	–	1,237	19,832
Group annuities	5,150	38	5,538	–	768	11,494
Equity and other	11,754	887	2,936	1,031	13,869	30,477
Total assets	$69,896	$5,313	$39,103	$6,540	$34,561	$155,413

(1)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management. Balances have been changed to conform with current year presentation.

10.E Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities and reinsurance recoverables are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities net of reinsurance recoverables at the statement dates to meet all policy obligations of the Company. Examination of supporting data for accuracy and completeness and analysis of our assets for their ability to support the amount of policy liabilities net of reinsurance recoverables are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2016 analysis tested our capital adequacy until December 31, 2020, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Minimum Continuing Capital and Surplus Requirements (“MCCSR”).

11. Reinsurance

Reinsurance is used primarily to limit exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers. Coverage is well-diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

138 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

11.A Reinsurance Assets

Reinsurance assets are measured using the amounts and assumptions associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are comprised of the following:

As at December 31, 2016	SLF Canada		SLF U.S.		SLF Asia	Corporate(1)	Total
Individual participating life	$48		$(39)		$176	$–	$185
Individual non-participating life and health(2)	489	(3)	1,402	(3)	78	23	1,992
Group life and health(2)	335		1,647		2	1	1,985
Individual annuities	–		–		–	234	234
Group annuities	145		–		–	–	145
Reinsurance assets before other policy assets	1,017		3,010		256	258	4,541
Add: Other policy assets(4)	85		361		21	136	603
Total Reinsurance assets	$1,102		$3,371		$277	$394	$5,144

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $23 for Individual non-participating life and health, and $75 for Individual annuities.
(2)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management.
(3)	Includes the impact of refinements to the method of estimating Reinsurance assets, which had no impact on Insurance contract liabilities net of Reinsurance assets or on net income. For additional information, see Note 10.A.iv.
(4)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

As at December 31, 2015	SLF Canada	SLF U.S.	SLF Asia	Corporate(1)	Total
Individual participating life	$26	$(15)	$188	$–	$199
Individual non-participating life and health(2)	139	1,971	119	30	2,259
Group life and health(2)	321	1,625	–	1	1,947
Individual annuities	–	–	–	260	260
Group annuities	147	–	–	–	147
Reinsurance assets before other policy assets	633	3,581	307	291	4,812
Add: Other policy assets(3)	78	307	14	175	574
Total Reinsurance assets	$711	$3,888	$321	$466	$5,386

(1)	Primarily business from the U.K. and run-off reinsurance operations. Includes U.K. business of $30 for Individual non-participating life and health, and $83 for Individual annuities.
(2)	Health insurance balances, previously reported separately, have been included in Individual non-participating life and health balances and Group life and health balances, consistent with our asset-liability management. Balances have been changed to conform with current year presentation.
(3)	Consists of amounts on deposit, policy benefits payable, provisions for unreported claims, provisions for policyholder dividends, and provisions for experience rating refunds.

There was no impairment of Reinsurance assets in 2016 and 2015. Changes in Reinsurance assets are included in Note 10.A.iv.

11.B Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries are comprised of the following:

For the years ended December 31,	2016	2015
Recovered claims and benefits	$3,594	$5,356
Commissions	195	67
Reserve adjustments	196	191
Operating expenses and other	328	532
Reinsurance (expenses) recoveries	$4,313	$6,146

11.C Reinsurance Gains or Losses

In 2016, we did not enter into reinsurance arrangements that resulted in profits on inception. In 2015, we entered into a reinsurance arrangement that resulted in profits on inception of $13 after tax.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 139

12. Other Liabilities

12.A Composition of Other Liabilities

Other liabilities consist of the following:

As at December 31,	2016	2015
Accounts payable	$2,739	$2,470
Bank overdrafts and cash pooling	189	166
Repurchase agreements (Note 5)	1,789	1,549
Accrued expenses and taxes	2,884	2,829
Borrowed funds	274	908
Senior financing	2,034	2,097
Accrued benefit liability (Note 25)	631	622
Secured borrowings from mortgage securitization (Note 5)	1,141	667
Other(1)	718	1,024
Total other liabilities	$12,399	$12,332

(1)	Includes third-party interest in consolidated investment funds managed by the Company of nil for 2016 and $271 for 2015.

12.B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2016	2015
Encumbrances on real estate	Cdn. dollars	Current – 2033	$251	$294
Encumbrances on real estate	U.S. dollars	Current – 2020	23	61
Other (1)	U.S. dollars	Current – 2017	–	553
Total borrowed funds			$274	$908

(1)	The loan bears interest at a spread over the one month London Inter Bank Offered Rate (“LIBOR”).

Interest expense for the borrowed funds was $20 and $18 for 2016 and 2015. The aggregate maturities of borrowed funds are included in Note 6.

12.C Senior Financing

On November 8, 2007, a structured entity consolidated by us issued a US$1,000 variable principal floating rate certificate (the “Certificate”) to a financial institution (the “Lender”). At the same time, Sun Life Assurance Company of Canada-U.S. Operations Holdings, Inc. (“U.S. Holdings”), a subsidiary of SLF Inc., entered into an agreement with the Lender, pursuant to which U.S. Holdings will bear the ultimate obligation to repay the outstanding principal amount of the Certificate and be obligated to make quarterly interest payments at three-month LIBOR plus a fixed spread. SLF Inc. has fully guaranteed the obligation of U.S. Holdings. The structured entity issued additional certificates after the initial issuance, totaling to US$515, none of which were issued during 2016 and 2015. Total collateral posted per the financing agreement was US$2 as at December 31, 2016 (US$24 as at December 31, 2015).

The maximum capacity of this agreement is US$2,500. The agreement expires on November 8, 2037 and the maturity date may be extended annually for additional one-year periods upon the mutual agreement of the parties, provided such date is not beyond November 8, 2067. The agreement can be cancelled or unwound at the option of U.S. Holdings in whole or in part from time to time, or in whole under certain events.

For the year ended December 31, 2016, we recorded $28 of interest expense relating to this obligation ($19 in 2015). The fair value of the obligation is $1,671 ($1,663 in 2015). The fair value is determined by discounting the expected future cash flows using a current market interest rate adjusted by SLF Inc.’s credit spread and is categorized in Level 3 of the fair value hierarchy.

140 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

13. Senior Debentures and Innovative Capital Instruments

13.A Senior Debentures(1)

The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date		Maturity	2016	2015
SLF Inc. senior debentures
Series A issued November 23, 2005(2)	4.80%	November 23, 2015		2035	$–	$–
Series B issued March 13, 2006(3)	4.95%	June 1, 2016		2036	–	700
Series B issued February 26, 2007(3)	4.95%	June 1, 2016		2036	–	250
Series D issued June 30, 2009(4)	5.70%	n/a		2019	300	300
Series E issued August 23, 2011(4)	4.57%	n/a		2021	299	298
Sun Life Assurance senior debentures(5)
Issued to Sun Life Capital Trust I (“SLCT I”)
Series B issued June 25, 2002	7.09%	June 30, 2032	(6)	2052	200	200
Issued to Sun Life Capital Trust II (“SLCT II”)
Series C issued November 20, 2009(7)	6.06%	December 31, 2019	(8)	2108	500	500
Total senior debentures					$1,299	$2,248
Fair value					$1,473	$2,464

(1)	All senior debentures are unsecured.
(2)	Redeemed on November 23, 2015 at a price equal to the principal amount of $600 together with accrued and unpaid interest to that date.
(3)	Redeemed on June 1, 2016.
(4)	Redeemable in whole or in part at any time prior to maturity at a price equal to the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.575% for the Series D debentures and 0.53% for the Series E debentures.
(5)	Redemption is subject to regulatory approval.
(6)	Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.
(7)	On December 31, 2019, and every fifth anniversary thereafter (“Interest Reset Date”), the interest rate will reset to an annual rate equal to the five-year Government of Canada bond yield plus 3.60%.
(8)	Redeemable in whole or in part. If redemption occurs on an Interest Reset Date, the redemption price is par; otherwise, it is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus (i) 0.65% if redemption occurs prior to December 31, 2019, or (ii) 1.30% if redemption occurs after December 31, 2019. Also redeemable in whole at par at any time upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense for senior debentures was $95 and $148 for 2016 and 2015.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

13.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities (“SLEECS”), which were issued by SLCT I and SLCT II (together “SL Capital Trusts”), established as trusts under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities – Series B (“SLEECS B”), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions. SLCT II issued Sun Life ExchangEable Capital Securities – Series 2009-1 (“SLEECS 2009-1”), which are subordinated unsecured debt obligations. Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments. The proceeds of the issuances of SLEECS B and SLEECS 2009-1 were used by the SL Capital Trusts to purchase senior debentures of Sun Life Assurance. The SL Capital Trusts are not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to the SL Capital Trusts are reported on our Consolidated Financial Statements.

The SLEECS are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by the SL Capital Trusts on the SLEECS if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a “Missed Dividend Event”). In the case of the SLEECS 2009-1, if a Missed Dividend Event occurs or if an interest payment is not made in cash on the SLEECS 2009-1 for any reason, including at the election of Sun Life Assurance, holders of the SLEECS 2009-1 will be required to invest interest paid on the SLEECS 2009-1 in non-cumulative perpetual preferred shares of Sun Life Assurance. In the case of the SLEECS B, if a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust. If the SL Capital Trusts fail to pay in cash the semi-annual interest payments or distributions on the SLEECS in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit and each one thousand dollars principal amount of SLEECS 2009-1 will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 141

commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance’s capital ratios fall below specified thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS automatically exchanged (“Automatic Exchange Event”). Upon an Automatic Exchange Event, former holders of the SLEECS will cease to have any claim or entitlement to distributions, interest or principal against the issuing SL Capital Trusts and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2B capital. As at December 31, 2016, for regulatory capital purposes of Sun Life Assurance, $698 (2015 – $697) represented Tier 1 capital.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield		Redemption date at the issuer’s option (if any)	Conversion date at the holder’s option	Principal amount
Sun Life Capital Trust(1)(2)(3)(4)
SLEECS B	June 25, 2002	June 30, December 31	7.093%		June 30, 2007	Any time	$200
Sun Life Capital Trust II(1)(2)
SLEECS 2009-1	November 20, 2009	June 30, December 31	5.863%	(5)	December 31, 2014	No conversion option	500
Total							$700

(1)	Subject to regulatory approval, (i) the SL Capital Trusts may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter, or in the case of SLCT II, on any date thereafter, and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.
(2)	The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. The SLEECS 2009-1 may be redeemed for cash equivalent to, on any day that is not an Interest Reset Date, accrued and unpaid interest on the SLEECS 2009-1 plus the greater of par and a price calculated to provide an annual yield equal to the yield of a Government of Canada bond maturing on the next Interest Reset Date plus (i) 0.60% if the redemption date is prior to December 31, 2019 or (ii) 1.20% if the redemption date is any time after December 31, 2019. On an Interest Reset Date, the redemption price is equal to par plus accrued and unpaid interest on the SLEECS 2009-1.
(3)	The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(4)	Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.
(5)	Holders of SLEECS 2009-1 are eligible to receive semi-annual interest payments at a fixed rate until December 31, 2019. The interest rate on the SLEECS 2009-1 will reset on December 31, 2019 and every fifth anniversary thereafter to equal the five-year Government of Canada bond yield plus 3.40%.

142 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

14. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call or redemption date(1)		Maturity	2016	2015
Sun Life Assurance:
Issued May 15, 1998(2)	6.30%	n/a		2028	$150	$150
Sun Life Financial Inc.:
Issued May 29, 2007(3)	5.40%	May 29, 2037	(4)	2042	398	398
Issued January 30, 2008(5)	5.59%	January 30, 2018	(4)	2023	400	399
Issued March 2, 2012(6)	4.38%	March 2, 2017		2022	799	799
Issued May 13, 2014(7)	2.77%	May 13, 2019		2024	249	249
Issued September 25, 2015(8)	2.60%	September 25, 2020		2025	497	497
Issued February 19, 2016(9)	3.10%	February 19, 2021		2026	348	–
Issued September 19, 2016(10)	3.05%	September 19, 2023	(4)	2028	995	–
Sun Canada Financial Co.:
Issued December 15, 1995(11)	7.25%	n/a		2015	–	–
Total subordinated debt					$3,836	$2,492
Fair value					$3,986	$2,648

(1)	The debentures issued by SLF Inc. in 2007 and 2008 are redeemable at any time and the debentures issued by SLF Inc. in 2012, 2014, 2015 and 2016 are redeemable on or after the date specified. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date. Redemption of all subordinated debentures is subject to regulatory approval.
(2)	6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company (“Clarica”) and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.
(3)	Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over Canadian dollar offered rate for three-month bankers’ acceptances (“CDOR”).
(4)	For redemption of the 2007 and 2008 debentures prior to the date noted, and for redemptions of the September 19, 2016 debentures between September 19, 2021 and September 19, 2023, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.25% for the 2007 debentures, 0.42% for the 2008 debentures and 0.52% for the September 19, 2016 debentures.
(5)	Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures due 2023. From January 30, 2018, interest is payable at 2.10% over CDOR.
(6)	Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures due 2022. From March 2, 2017, interest is payable at 2.70% over CDOR. On January 4, 2017, SLF Inc. announced its intention to redeem these debentures effective March 2, 2017.
(7)	Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures due 2024. From May 13, 2019, interest is payable at 0.75% over CDOR.
(8)	Series 2015-1 Subordinated Unsecured 2.60% Fixed/Floating Debentures due 2025. From September 25, 2020, interest is payable at 1.43% over CDOR.
(9)	Series 2016-1 Subordinated Unsecured 3.10% Fixed/Floating Debentures due 2026. From February 19, 2021, interest is payable at 2.20% over CDOR.
(10)	Series 2016-2 Subordinated Unsecured 3.05% Fixed/Floating Debentures due 2028. From September 19, 2023, interest is payable at 1.85% over CDOR.
(11)	7.25% Subordinated Notes with a principal of US$150 issued by Sun Canada Financial Co. These debentures matured and were repaid in full on December 15, 2015.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $126 and $112 for 2016 and 2015, respectively.

15. Share Capital

The authorized share capital of SLF Inc. consists of the following:

•

An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.

•

An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized thirteen series of Class A non-voting preferred shares, ten of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 21.

Dividends and Restrictions on the Payment of Dividends

Under the Insurance Companies Act (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the Insurance Companies Act (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by the SL Capital Trusts, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month (in the case of the SLEECS issued by SLCT I) or 6th month (in the case

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 143

of SLEECS issued by SLCT II) following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2016, Sun Life Assurance did not have outstanding any shares that qualify as public preferred shares.

The terms of SLF Inc.’s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance’s minimum regulatory capital ratio falls below the prescribed threshold.

In addition, under the terms of SLF Inc.’s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.’s preferred or common shares.

The declaration and payment of dividends on SLF Inc.’s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

15.A Common Shares

The changes in common shares issued and outstanding for the years ended December 31 were as follows:

	2016		2015
Common shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	612.3	$8,567	613.1	$8,465
Stock options exercised (Note 19)	1.3	47	1.6	54
Common shares purchased for cancellation(1)	–	–	(5.3)	(74)
Shares issued under the dividend reinvestment and share purchase plan(2)	–	–	2.0	88
Shares issued as consideration for business acquisition (Note 3)	–	–	0.9	34
Balance, December 31	613.6	$8,614	612.3	$8,567

(1)	On November 10, 2014, SLF Inc. launched a normal course issuer bid to purchase and cancel up to 9 million common shares. The program expired on November 9, 2015. The purchases were made through the facilities of the Toronto Stock Exchange and alternative Canadian trading platforms (the “Exchanges”), at prevailing market rates. In 2015, the common shares purchased and cancelled under this program were purchased at an average price per share of $39.97 for a total amount of $212. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.
(2)	Under SLF Inc.‘s Canadian DRIP, Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares and may also purchase common shares for cash. For dividend reinvestments, SLF Inc. may, at its option, issue common shares from treasury at a discount of up to 5% to the volume weighted average trading price or direct that common shares be purchased by the plan agent for participants through the Exchanges at the market price. Common shares acquired by participants through optional cash purchases may be issued from treasury or purchased through the Exchanges at SLF Inc.’s option, in either case at no discount. The common shares issued from treasury for dividend reinvestments in all of 2015 were issued with no discount. An insignificant number of common shares were issued from treasury in 2015 for optional cash purchases at no discount. Commencing with the dividends paid on March 31, 2016, common shares acquired under the DRIP are purchased by the plan agent on behalf of participants on the open market through the Exchanges.

15.B Preferred Shares

The changes in preferred shares issued and outstanding for the years ended December 31 are as follows:

	2016		2015
Preferred shares (in millions of shares)	Number of shares	Amount	Number of shares	Amount
Balance, January 1	92.2	$2,257	92.2	$2,257
Converted, Class A, Series 8R(1)	–	–	(6.0)	(150)
Issued, Class A, Series 9QR(1)	–	–	6.0	150
Converted, Class A, Series 10R(2)	(1.1)	(26)	–	–
Issued, Class A, Series 11QR(2)	1.1	26	–	–
Balance, December 31	92.2	$2,257	92.2	$2,257

(1)	Holders of the Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 8R (“Series 8R Shares”) had a right to convert all or part of those shares on a one-for-one basis, into Class A Non-Cumulative Floating Rate Preferred Shares Series 9QR (“Series 9QR Shares”) on June 30, 2015 and certain holders exercised this right on that date.
(2)	Holders of the Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 10R (“Series 10R Shares”) had a right to convert all or part of those shares on a one-for-one basis, into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (“Series 11QR Shares”) on September 30, 2016 and certain holders exercised this right on that date.

144 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Further information on the preferred shares outstanding as at December 31, 2016, is as follows:

Class A Preferred shares (in millions of shares)	Issue date	Annual dividend rate		Annual dividend per share		Earliest par call or redemption date(1)		Number of shares	Face amount	Net amount(2)
Series 1	February 25, 2005	4.75%		$1.19		Any time		16.0	$400	$394
Series 2	July 15, 2005	4.80%		$1.20		Any time		13.0	325	318
Series 3	January 13, 2006	4.45%		$1.11		Any time		10.0	250	245
Series 4	October 10, 2006	4.45%		$1.11		Any time		12.0	300	293
Series 5	February 2, 2007	4.50%		$1.13		Any time		10.0	250	245
Series 8R(3)	May 25, 2010	2.275%	(3)(4)	$0.57	(12)	June 30, 2020	(5)	5.2	130	127
Series 9QR(7)	June 30, 2015	Floating	(6)	Floating		June 30, 2020	(8)	6.0	150	147
Series 10R(3)	August 12, 2011	2.842%	(3)(9)	$0.91	(12)	September 30, 2021	(5)	6.9	173	169
Series 11QR(7)	September 30, 2016	Floating	(6)	Floating		September 30, 2021	(8)	1.1	27	26
Series 12R(3)(11)	November 10, 2011	3.806%	(3)(10)	$1.06	(12)	December 31, 2021	(5)	12.0	300	293
Total preferred shares								92.2	$2,305	$2,257

(1)	Redemption of all preferred shares is subject to regulatory approval.
(2)	Net of after-tax issuance costs.
(3)	On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41%, Series 10R – 2.17% and Class A Non-Cumulative 5-Year Rate Reset Preferred Shares Series 12R (“Series 12R Shares”) – 2.73%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
(4)	Prior to June 30, 2015, the annual dividend rate was 4.35%. The dividend rate was reset on June 30, 2015 to a fixed annual dividend rate of 2.275% until June 30, 2020.
(5)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
(6)	Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR – 1.41% and Series 11QR – 2.17%.
(7)	On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.
(8)	Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
(9)	Prior to September 30, 2016, the annual dividend rate was 3.90%. The dividend rate was reset on September 30, 2016 to a fixed annual dividend rate of 2.842% until September 30, 2021.
(10)	Prior to December 31, 2016, the annual dividend rate was 4.25%. The dividend rate was reset on December 31, 2016 to a fixed annual dividend rate of 3.806% until December 31, 2021. The annual dividend per share in the table above is the amount paid per share in 2016.
(11)	On December 19, 2016, we announced that the number of Series 12R Shares that were elected to be converted into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR was less than the one million shares required to give effect to that share conversion.
(12)	The annual dividend per share in the table above is the amount paid per share in 2016.

16. Interests in Other Entities

16.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the U.K., the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including Massachusetts Financial Services Company, Bentall Kennedy and Sun Life Global Investments (Canada) Inc.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 15 and 21.

16.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

As at or for the years ended December 31,	2016	2015
Carrying amount of interests in joint ventures and associates	$1,250	$956
Our share of:
Net income (loss)	69	58
Other comprehensive income (loss)	(76)	55
Total comprehensive income (loss)	$(7)	$113

During 2016, we obtained control of certain investees that were previously classified as joint ventures and associates. As a result, these investees are no longer classified as joint ventures and associates on the dates that control was obtained. On January 7, 2016, we obtained control of Sun Life Vietnam Insurance Company Limited (formerly PVI Sun Life Insurance Company Limited) and on July 1, 2016, we obtained control of PT CIMB Sun Life in Indonesia. Our share of net income (loss) and other comprehensive income (loss) from joint ventures and associates includes these investees up to the dates that we obtained control. Further details on these acquisitions are included in Note 3.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 145

During 2016, we also increased our investment in certain joint ventures and associates. On April 11, 2016, we completed a transaction to increase our ownership in Birla Sun Life Insurance Company Limited (“BSLI”), from 26% to 49% by purchasing additional shares of BSLI from Aditya Birla Nuvo Limited for consideration of $333, which includes transaction costs. In 2016, we also increased our investment in real estate joint ventures in Canada by $33. In 2015, we did not significantly increase our investment in our joint ventures and associates.

During 2016, we also received dividends from our joint ventures and associates of $20 ($32 in 2015).

16.C Joint Operations

We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other assets for owner-occupied properties, is $1,211 as at December 31, 2016 ($1,075 as at December 31, 2015). The fair value of these jointly controlled assets is $1,300 as at December 31, 2016 ($1,170 as at December 31, 2015).

16.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,			2016		2015
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss(1)	Carrying amount	Maximum exposure to loss(1)
Securitization entities – third-party managed	Debt securities	Debt securities	$5,946	$5,946	$4,935	$ 4,935
Securitization entities – third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$785	$785	$716	$716
Investment funds – third-party managed	Investment fund units	Equity securities	$4,441	$4,441	$4,035	$4,035
Investment funds – company managed(2)	Investment fund units and Limited partnership units	Equity securities and Other invested assets	$1,709	$1,709	$1,285	$1,285
Limited partnerships – third-party managed	Limited partnership units	Other invested assets	$1,237	$1,237	$1,100	$1,100

(1)	The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.
(2)	Includes investments in funds managed by our joint ventures with a carrying amount of $200 ($231 in 2015).

16.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investment in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations (“CDOs”), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

16.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are

146 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investment in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

Company Managed

We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset based fees in Note 17. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 16.B.

16.E Consolidated Structured Entities

A significant structured entity consolidated by us is the entity that issued the senior financing that is described in more detail in Note 12.C. We also consolidate certain investment funds managed by Sun Life Institutional Investments (Canada) Inc. that invest primarily in mortgages and investment properties.

17. Fee Income

Fee income for the years ended December 31 consists of the following:

	2016	2015
Contract administration and guarantee fees	$555	$563
Fund management and other asset based fees	3,642	3,461
Commissions	943	952
Service contract fees	276	242
Other fees	164	106
Total fee income	$5,580	$5,324

18. Operating Expenses

Operating expenses for the years ended December 31 consist of the following:

	2016	2015
Employee expenses(1)	$3,394	$2,841
Premises and equipment	250	212
Capital asset depreciation	94	83
Service fees	805	711
Amortization of intangible assets (Note 9)	109	83
Impairment of intangible assets (Note 9)	–	4
Other expenses(2)	1,348	1,103
Total operating expenses	$6,000	$5,037

(1)	See table below for further details.
(2)	Includes costs relating to the restructuring of our International wealth business in the U.S. in 2015.

Employee expenses for the years ended December 31 consist of the following:

	2016	2015
Salaries, bonus, employee benefits	$2,992	$2,457
Share-based payments (Note 19)	362	348
Other personnel costs	40	36
Total employee expenses	$3,394	$2,841

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 147

19. Share-Based Payments

19.A Stock Option Plans

SLF Inc. has granted stock options to certain employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the grant date for stock options granted after January 1, 2007, and the closing price of the trading day preceding the grant date for stock options granted before January 1, 2007. The options granted under the stock option plans generally vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum numbers of common shares that may be issued under the Executive Stock Option Plan are 29,525,000 shares.

The activities in the stock option plans for the years ended December 31 are as follows:

	2016		2015
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	4,809	$34.79	6,359	$33.39
Granted	396	$40.16	390	$39.02
Exercised	(1,245)	$31.45	(1,556)	$27.97
Forfeited	(128)	$50.43	(261)	$44.78
Expired	(435)	$49.30	(123)	$40.80
Balance, December 31,	3,397	$34.19	4,809	$34.79
Exercisable, December 31,	2,440	$32.60	3,550	$35.98

The average share price at the date of exercise of stock options for the year ended December 31, 2016 was $47.52 ($41.75 for 2015).

Compensation expense for stock options was $4 for the year ended December 31, 2016 ($3 for 2015).

The stock options outstanding as at December 31, 2016 by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$18.00 to $24.00	845	4.30	$21.11
$24.01 to $30.00	404	5.76	$27.81
$30.01 to $35.00	496	3.65	$30.93
$35.01 to $45.00	1,062	8.24	$39.47
$45.01 to $53.00	590	0.59	$50.53
Total stock options	3,397	4.96	$34.19

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2016, was $7.80 ($7.74 for 2015). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2016	2015
Risk-free interest rate	0.9%	1.0%
Expected volatility	32.3%	32.8%
Expected dividend yield	4%	4%
Expected life of the option (in years)	6.3	6.3
Exercise price	$40.16	$39.02

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

19.B Employee Share Ownership Plan

In Canada, we match eligible employees’ contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation to the Sun Life Financial Employee Stock Plan. Under this plan the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee’s contributions up to 5% of an employee’s annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. We recorded an expense of $6 for the year ended December 31, 2016 ($6 for 2015).

148 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

19.C Other Share-Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives’ Deferred Share Unit (“DSU”) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Unit (“Sun Share”) Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Units may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total
Units outstanding December 31, 2015	6,194	878	7,072
Units outstanding December 31, 2016	6,612	991	7,603
Liability accrued as at December 31, 2015	$194	$35	$229
Liability accrued as at December 31, 2016	$250	$45	$295

Compensation expense and the income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2016	2015
Compensation expense	$171	$104
Income tax expense (benefit)	$(47)	$(28)

19.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards and stock option awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards, restricted stock unit awards, and stock option awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS’s shares.

Although restricted share awards and stock option awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of stock option awards is determined using the Black-Scholes option pricing model, while the fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, exercise, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2016 was $834 ($1,078 as at December 31, 2015) which includes a liability of $716 (US$533) for the stock options, restricted shares, and outstanding MFS shares.

Compensation expense and the income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2016	2015
Compensation expense	$181	$235
Income tax expense (benefit)	$(56)	$(66)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 149

20. Income Taxes

20.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position by source of temporary differences:

As at December 31,	2016			2015
	Assets(1)	Liabilities(1)	Assets(1)	Liabilities(1)
Investments	$(951)	$113	$(947)	$(10)
Policy liabilities(2)	1,368	851	1,073	904
Deferred acquisition costs	157	(14)	176	(47)
Losses available for carry forward	513	–	558	(264)
Pension and other employee benefits	182	(228)	144	(232)
Other(3)	179	(35)	368	54
Total	$1,448	$687	$1,372	$405
Total net deferred tax asset	$761		$967

(1)	Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority. Negative amounts reported under Assets are deferred tax liabilities included in a net deferred tax asset position; negative amounts under Liabilities are deferred tax assets included in a net deferred tax liability position.
(2)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(3)	Includes unused tax credits.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2015	$(937)	$169	$223	$822	$376	$314	$967
Acquisitions (disposals) through business combinations	–	71	(15)	–	–	113	169
Charged to statement of operations	(99)	268	(30)	(295)	2	(231)	(385)
Charged to other comprehensive income	(17)	–	–	15	32	(8)	22
Foreign exchange rate movements	(11)	9	(7)	(29)	–	26	(12)
As at December 31, 2016	$(1,064)	$517	$171	$513	$410	$214	$761
(1) Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets. (2) Includes unused tax credits.

	Investments	Policy liabilities(1)	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other(2)	Total
As at December 31, 2014	$(1,157)	$378	$199	$1,078	$364	$213	$1,075
Acquisitions (disposals) through business combinations	–	–	–	3	2	(93)	(88)
Charged to statement of operations	235	(185)	(17)	(344)	(29)	163	(177)
Charged to other comprehensive income	86	–	–	(7)	12	24	115
Foreign exchange rate movements	(101)	(24)	41	92	27	7	42
As at December 31, 2015	$(937)	$169	$223	$822	$376	$314	$967

(1)	Consists of Insurance contract liabilities and Investment contract liabilities net of Reinsurance assets.
(2)	Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, the Philippines, and the U.K., totaling $2,415 ($3,617 in 2015). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have unused tax credits for which a deferred tax asset has been recognized in the amount of $166 ($194 in 2015). Unused tax losses for which a deferred tax asset has not been recognized amount to $429 as of December 31, 2016 ($688 in 2015) primarily in the Philippines and Indonesia. We also have capital losses of $438 in the U.K. ($524 in 2015) and $193 in Canada ($193 in 2015) for which a deferred tax asset of $100 ($120 in 2015) has not been recognized.

150 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we relied on projections of future taxable profits, and we also considered tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2028 and the capital losses can be carried forward indefinitely. The operating and capital losses in the U.K. can be carried forward indefinitely. The unused tax credits carried forward in the U.S. expire beginning in 2023.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2016, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $6,114 ($6,037 in 2015).

20.B Income Tax Expense (Benefit)

20.B.i  In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

	2016	2015
Current income tax expense (benefit):
Current year	$271	$408
Adjustments in respect of prior years, including resolution of tax disputes	(37)	14
Total current income tax expense (benefit)	$234	$422
Deferred income tax expense (benefit):
Origination and reversal of temporary differences	$372	$245
Tax expense (benefit) arising from unrecognized tax losses	(1)	23
Adjustments in respect of prior years, including resolution of tax disputes	14	(91)
Total deferred income tax expense (benefit)	$385	$177
Total income tax expense (benefit)	$619	$599

20.B.ii  Income tax benefit (expense) recognized directly in equity for the years ended December 31:

	2016	2015
Recognized in other comprehensive income:
Current income tax benefit (expense)	$–	$(5)
Deferred income tax benefit (expense)	22	115
Total recognized in other comprehensive income	$22	$110
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in other comprehensive income	$22	$110

20.B.iii Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2016		2015
		%		%
Total net income (loss)	$2,826		$2,300
Add: Income tax expense (benefit)	619		599
Total net income (loss) before income taxes	$3,445		$2,899
Taxes at the combined Canadian federal and provincial statutory income tax rate	$922	26.8	$775	26.8
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(93)	(2.7)	(4)	(0.1)
Tax (benefit) cost of unrecognized tax losses and tax credits	(1)	(0.1)	23	0.8
Tax exempt investment income	(166)	(4.8)	(154)	(5.3)
Tax rate and other legislative changes	2	0.1	1	–
Adjustments in respect of prior years, including resolution of tax disputes	(23)	(0.7)	(77)	(2.7)
Other	(22)	(0.6)	35	1.2
Total tax expense (benefit) and effective income tax rate	$619	18.0	$599	20.7

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 151

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 35%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates, such as the U.S., result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in higher (lower) effective rates on income subject to taxation in foreign jurisdictions. The benefit reported in 2016 included higher favourable tax differences in various jurisdictions compared to 2015.

Tax (benefit) cost of unrecognized tax losses and tax credits in 2016 relates to unrecognized losses in the U.K. Tax (benefit) cost of unrecognized tax losses and tax credits in 2015 primarily includes unrecognized capital losses in Canada.

Tax exempt investment income includes tax rate differences related to various types of investment income that is taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties and other investments have an impact on the amount of these tax rate differences.

In October 2015, corporate income tax rate reductions from 20% in 2015 to 19% effective April 1, 2017 and 18% effective April 1, 2020 were substantively enacted in the U.K. In 2016, it was announced that the U.K. corporate income tax rate effective April 1, 2020 would be further reduced to 17%, and this new rate became substantively enacted late in 2016. Changes to statutory tax rates require us to re-measure our deferred tax assets and deferred tax liabilities. The net impact of tax rate changes in the U.K. is reported in Tax rate and other legislative changes in 2016. In 2015, Tax rate and other legislative changes included the aforementioned corporate tax rate reductions in the U.K., as well as the impact of a provincial corporate income tax rate increase from 10% to 12% which was substantively enacted in Alberta in June 2015.

Adjustments in respect of prior periods, including the resolution of tax disputes relates primarily to audit adjustments and the finalization of tax filings in Canada and the U.S. in both 2016 and 2015.

Other in 2016 includes a benefit of $20 relating to investments in joint ventures in Asia ($15 in 2015), which are accounted for using the equity method. Other in 2015 included a charge of $50 relating to withholding taxes on distributions from our foreign subsidiaries.

21. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company’s capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company’s Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Review Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Review Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion.

Prior to January 1, 2016, SLF Inc. was subject to OSFI’s Guideline A-2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, which sets out the framework to assess capital adequacy for regulated insurance holding companies and non-operating life companies (collectively, “Insurance Holding Companies”). In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.’s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.’s consolidated capital position is above its internal target. SLF Inc. exceeded levels that would require regulatory or corrective action as at December 31, 2016 and December 31, 2015. Effective January 1, 2016, Insurance Holding Companies are subject to the MCCSR capital rules which have been established by OSFI with Guideline A-2 repealed.

The Company’s regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2016 and December 31, 2015.

Our principal operating life insurance subsidiary in Canada, Sun Life Assurance, is also subject to the MCCSR capital rules. We expect to maintain an MCCSR ratio for Sun Life Assurance at or above 200%. With an MCCSR ratio of 226% as at December 31, 2016, Sun Life Assurance’s capital ratio is well above OSFI’s supervisory target ratio of 150% and regulatory minimum ratio of 120%. In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at December 31, 2016 and December 31, 2015. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under one such arrangement, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

152 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital. For regulatory reporting purposes, there are further adjustments including goodwill, non-life investments, and others as prescribed by OSFI to the total capital figure presented in the table below:

As at December 31,	2016	2015
Subordinated debt	$3,836	$2,492
Innovative capital instruments(1)	698	697
Equity:
Participating policyholders’ equity	412	168
Preferred shareholders’ equity	2,257	2,257
Common shareholders’ equity	19,699	18,993
Total capital(2)	$26,902	$24,607

(1)	Innovative capital instruments are SLEECS issued by the SL Capital Trusts (Note 13). The SL Capital Trusts are not consolidated by us.
(2)	Unrealized gains (losses) on available-for-sale debt securities and cash flow hedges of $76 as at December 31, 2016 ($56 as at December 31, 2015) have been included in the calculation of Total capital. 2015 balance has been changed to conform with current year presentation.

The significant changes in capital are included in Notes 13, 14, and 15.

22. Segregated Funds

We have segregated fund products, including variable annuities, unit-linked products and universal life insurance policies, in Canada, the U.S., the U.K., and Asia. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds’ investment performance. Therefore, net realized gains and losses, other net investment income earned, and expenses incurred on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in the Risk Management section of the MD&A.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, was within the following ranges as at December 31, 2016 and 2015:

Type of fund	%
Money market	1 to 5
Fixed income	10 to 15
Balanced	40 to 45
Equity	40 to 45

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

22.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at December 31,	2016	2015
Segregated and mutual fund units	$83,625	$76,076
Equity securities	9,739	11,169
Debt securities	3,247	3,217
Cash, cash equivalents and short-term securities	460	719
Investment properties	373	479
Mortgages	28	36
Other assets	120	152
Total assets	$97,592	$91,848
Less: Liabilities arising from investing activities	$425	$408
Total investments for account of segregated fund holders	$97,167	$91,440

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 153

22.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the years ended December 31,	2016	2015	2016	2015
Balance as at January 1	$83,670	$76,736	$7,770	$7,202
Additions to segregated funds:
Deposits	11,454	11,926	96	121
Net transfer (to) from general funds	(307)	(43)	–	–
Net realized and unrealized gains (losses)	2,799	(827)	741	37
Other investment income	3,753	3,911	162	201
Total additions	$17,699	$14,967	$999	$359
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	8,689	8,477	582	673
Management fees	810	801	60	79
Taxes and other expenses	257	171	15	10
Foreign exchange rate movements	1,403	(1,416)	1,333	(971)
Total deductions	$11,159	$8,033	$1,990	$(209)
Net additions (deductions)	$6,540	$6,934	$(991)	$568
Acquisitions	$178	$–	$–	$–
Balance as at December 31	$90,388	$83,670	$6,779	$7,770

23. Commitments, Guarantees and Contingencies

23.A Lease Commitments

We lease offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases total $944. The future rental payments by year of payment are included in the MD&A as described in Note 6.

23.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. As at December 31, 2016, we had a total of $2,386 of contractual commitments outstanding. The expected maturities of these commitments are included in the MD&A as described in Note 6.

23.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2016, we had credit facilities of $860 available for the issuance of letters of credit ($882 as at December 31, 2015), from which a total of $221 in letters of credit were outstanding ($213 as at December 31, 2015).

23.D Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2016, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

154 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

23.E Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

Results for the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2016
Revenue	$749	$22,895	$6,736	$(1,807)	$28,573
Shareholders’ net income (loss)	$2,581	$1,702	$342	$(2,044)	$2,581

December 31, 2015
Revenue	$378	$15,367	$4,584	$(1,055)	$19,274
Shareholders’ net income (loss)	$2,285	$1,787	$327	$(2,114)	$2,285

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
December 31, 2016
Invested assets	$23,351	$134,624	$6,308	$(21,933)	$142,350
Total other general fund assets	$10,097	$24,154	$19,157	$(34,687)	$18,721
Investments for account of segregated fund holders	$—	$97,118	$49	$—	$97,167
Insurance contract liabilities	$—	$115,370	$7,523	$(7,836)	$115,057
Investment contract liabilities	$—	$2,913	$—	$—	$2,913
Total other general fund liabilities	$11,492	$23,805	$15,111	$(29,675)	$20,733

December 31, 2015
Invested assets	$20,695	$130,977	$5,794	$(19,503)	$137,963
Total other general fund assets	$10,922	$21,279	$22,265	$(37,016)	$17,450
Investments for account of segregated fund holders	$—	$91,389	$51	$—	$91,440
Insurance contract liabilities	$—	$110,568	$7,029	$(7,370)	$110,227
Investment contract liabilities	$—	$2,913	$—	$—	$2,913
Total other general fund liabilities	$10,367	$22,386	$20,380	$(32,278)	$20,855

23.F Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two putative class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. Neither action has been certified at this time. In the Fehr action, the court dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs are appealing the decision against certification. The Alamwala action has remained largely dormant since it was commenced in 2011. We will continue to vigorously defend against the claims in these actions.

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 155

In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

24. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 16. Transactions between the Company and related parties are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

24.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2016		2015
	Executive team	Directors	Executive team	Directors
Number of individuals	10	11	11	12
Base salary and annual incentive compensation	$17	$–	$13	$–
Additional short-term benefits and other	$–	$1	$–	$1
Share-based long-term incentive compensation	$16	$2	$15	$2
Value of pension and post-retirement benefits	$2	$–	$2	$–

24.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 16.D.

25. Pension Plans and Other Post-Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our material defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Material defined benefit plans are located in Canada, the U.S., and the U.K. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As at December 31, 2014, there are no active members in the U.K. and the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Our U.K. defined benefit pension scheme is governed by pension trustees. In other countries in which we operate, the defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees’ annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependants upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In 2015, changes in the U.S. retiree benefits program were announced; employees who are not age 50 with 10 years of service as of December 31, 2015 will only have access to subsidized retiree health care coverage until eligible for Medicare, and starting in April 2016, eligible existing and future retirees and covered dependents eligible for Medicare will receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

156 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

25.A Risks Associated with Employee Defined Benefit Plans

With the closure of the material defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We continue to implement our plan to de-risk our defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments over the next few years. The target for our material funded defined benefit plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

25.B Defined Benefit Pension and Other Post-Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

		2016			2015
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Change in defined benefit obligations:
Defined benefit obligation, January 1	$3,440	$276	$3,716	$3,202	$304	$3,506
Current service cost	43	3	46	39	5	44
Interest cost	130	11	141	126	13	139
Actuarial losses (gains)	288	(14)	274	15	(18)	(3)
Benefits paid	(164)	(12)	(176)	(141)	(13)	(154)
Curtailment losses (gains)	–	–	–	–	–	–
Plan amendments	–	–	–	–	(30)	(30)
Termination benefits	–	–	–	1	–	1
Foreign exchange rate movement	(192)	(2)	(194)	198	15	213
Defined benefit obligation, December 31	$3,545	$262	$3,807	$3,440	$276	$3,716
Change in plan assets:
Fair value of plan assets, January 1	$3,193	$–	$3,193	$2,988	$–	$2,988
Administrative expense	(1)	–	(1)	(1)	–	(1)
Interest income on plan assets	119	–	119	117	–	117
Return on plan assets (excluding amounts included in net interest expense)	168	–	168	(50)	–	(50)
Employer contributions	129	12	141	84	13	97
Benefits paid	(164)	(12)	(176)	(141)	(13)	(154)
Curtailment losses (gains)	–	–	–	–	–	–
Foreign exchange rate movement	(201)	–	(201)	196	–	196
Fair value of plan assets, December 31	$3,243	$–	$3,243	$3,193	$–	$3,193
Amounts recognized on Statement of Financial Position:
Fair value of plan assets	$3,243	$–	$3,243	$3,193	$–	$3,193
Defined benefit (obligation)	(3,545)	(262)	(3,807)	(3,440)	(276)	(3,716)
Net recognized (liability) asset, December 31	$(302)	$(262)	$(564)	$(247)	$(276)	$(523)

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 157

		2016			2015
	Pension	Other post- retirement	Total	Pension	Other post- retirement	Total
Components of net benefit expense recognized:
Current service cost	$43	$3	$46	$39	$5	$44
Administrative expense	1	–	1	1	–	1
Net interest expense (income)	11	11	22	9	13	22
Curtailment losses (gains)	–	–	–	–	–	–
Plan amendments	–	–	–	–	(30)	(30)
Termination benefits	–	–	–	1	–	1
Other long-term employee benefit losses (gains)	–	(3)	(3)	–	3	3
Net benefit expense	$55	$11	$66	$50	$(9)	$41
Remeasurement of net recognized (liability) asset:
Return on plan assets (excluding amounts included in net interest expense)	$168	$–	$168	$(50)	$–	$(50)
Actuarial gains (losses) arising from changes in demographic assumptions	–	–	–	(5)	–	(5)
Actuarial gains (losses) arising from changes in financial assumptions	(251)	(9)	(260)	12	7	19
Actuarial gains (losses) arising from experience adjustments	(37)	20	(17)	(22)	14	(8)
Foreign exchange rate movement	2	2	4	(2)	(15)	(17)
Components of defined benefit costs recognized in Other comprehensive income (loss)	$(118)	$13	$(105)	$(67)	$6	$(61)

25.C Principal Assumptions for Significant Plans

	2016			2015
	Canada %	U.K. %	U.S. %	Canada %	U.K. %	U.S. %
To determine defined benefit obligation at end of year:
Discount rate for pension plans	3.70	2.55	4.25	3.90	3.55	4.75
Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	n/a
Pension increases	0.00-0.15	3.55	n/a	0.00-0.25	3.45	n/a
To determine net benefit expense for year:
Discount rate for pension plans	3.90	3.55	4.75	4.00	3.25	4.25
Rate of compensation increase	3.00	n/a	n/a	3.00	n/a	n/a
Pension increases	0.00-0.25	3.45	n/a	0.00-0.25	3.15	n/a
Health care trend rates:
Initial health care trend rate	5.53	n/a	6.50	5.43	n/a	7.00
Ultimate health care trend rate	4.50	n/a	5.00	4.50	n/a	5.00
Year ultimate health care trend rate reached	2030	n/a	2023	2030	n/a	2020

	2016			2015
	Canada	U.K.	U.S.	Canada	U.K.	U.S.
Mortality rates:
Life expectancy (in years) for individuals currently at age 65:
Male	22	25	22	22	25	22
Female	24	27	25	24	27	24
Life expectancy (in years) at 65 for individuals currently at age 45:
Male	24	28	24	23	28	24
Female	25	31	26	25	30	26
Average duration (in years) of pension obligation	17.2	22.0	14.5	16.8	20.9	14.5

Discount Rate, Return on Plan Assets and Rate of Compensation Increase

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

158 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

The discount rate assumption used in each country is based on the market yields, as of December 31, of high quality corporate bonds that have terms to maturity approximating the terms of the related obligation. Health care cost calculations are based on long-term trend assumptions which may differ from actual results.

25.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2016. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension	Post-retirement benefits
Interest/discount rate sensitivity(1):
1% decrease	$634	$34
1% increase	$(507)	$(28)
Rate of compensation increase assumption:
1% decrease	$(64)	n/a
1% increase	$66	n/a
Health care trend rate assumption:
1% decrease	n/a	$(13)
1% increase	n/a	$15
Mortality rates(2):
10% decrease	$95	$6

(1)	Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
(2)	Represents 10% decrease in mortality rates at each age.

25.E Fair Value of Plan Assets

Composition of fair value of plan assets, December 31:

	2016	2015
Equity investments	3%	5%
Fixed income investments	86%	87%
Real estate investments	6%	5%
Other	5%	3%
Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2016 and 2015 are consistent with Level 1 or Level 2 fair value hierarchy. In 2016, 3% of our fixed income investments (3% in 2015) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members, and are managed within the provisions of each plan’s investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We continue to implement our plan to de-risk our defined benefit pension plans by shifting the pension asset mix towards liability matching investments, taking into account the long-term nature of the pension obligations and related cash flows. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

25.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$65	$15	$80

Expected Future Benefit Payments

	2017	2018	2019	2020	2021	2022 to 2026
Pension	$151	$154	$158	$164	$167	$ 941
Post-retirement	15	15	16	16	16	87
Total	$166	$169	$174	$180	$183	$ 1,028

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 159

25.G Defined Contribution Plans

We expensed $106 in 2016 ($81 for 2015) with respect to defined contribution plans.

26. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

For the years ended December 31,	2016	2015
Common shareholders’ net income (loss) for basic earnings per share	$2,485	$2,185
Add: increase in income due to convertible instruments(1)	10	10
Common shareholders’ net income (loss) on a diluted basis	$2,495	$2,195
Weighted average number of common shares outstanding for basic earnings per share (in millions)	613	612
Add: dilutive impact of stock options(2) (in millions)	1	1
Add: dilutive impact of convertible instruments(1) (in millions)	5	5
Weighted average number of common shares outstanding on a diluted basis (in millions)	619	618
Basic earnings (loss) per share	$4.05	$3.57
Diluted earnings (loss) per share	$4.03	$3.55

(1)	The convertible instruments are the SLEECS B issued by Sun Life Capital Trust I.
(2)	Excludes the impact of 1 million stock options for the year ended December 31, 2016 (2 million for the year ended December 31, 2015) because these stock options were antidilutive for the period.

27. Accumulated Other Comprehensive Income (Loss) and Non-Controlling Interests

27.A Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	2016			2015
For the years ended December 31,	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:
Unrealized foreign currency translation gains (losses), net of hedging activities	$2,385	$(636)	$1,749	$783	$1,602	$2,385
Unrealized gains (losses) on available-for-sale assets	225	(14)	211	523	(298)	225
Unrealized gains (losses) on cash flow hedges	3	(9)	(6)	6	(3)	3
Share of other comprehensive income (loss) in joint ventures and associates	76	(76)	–	21	55	76
Items that will not be reclassified subsequently to income:
Remeasurement of defined benefit plans	(218)	(73)	(291)	(169)	(49)	(218)
Unrealized gains (losses) on transfers to investment properties	6	–	6	6	–	6
Total	$2,477	$(808)	$1,669	$1,170	$1,307	$2,477
Total attributable to:
Participating policyholders	$18	$(2)	$16	$6	$12	$18
Shareholders	2,459	(806)	1,653	1,164	1,295	2,459
Total	$2,477	$(808)	$1,669	$1,170	$1,307	$2,477

160 Sun Life Financial Inc. Annual Report 2016	Notes to Consolidated Financial Statements

27.B Non-Controlling Interests

Non-controlling interests in our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) relate to the 25% third party interest in PVI Sun Life that was recognized when we obtained control of PVI Sun Life in the first quarter of 2016. The non-controlling interests were subsequently acquired by us in the fourth quarter of 2016. Further details on transactions with non-controlling interests are included in Note 3.

The following table summarizes changes to non-controlling interests during 2016:

For the year ended December 31, 2016
Balance, beginning of year	$–
Acquisition of control in subsidiary and capital transaction	19
Net income (loss)	(1)
Acquisition of interest in subsidiary from non-controlling interests	(18)
Total non-controlling interests, end of year	$–

Notes to Consolidated Financial Statements	Sun Life Financial Inc. Annual Report 2016 161

Appointed Actuary’s Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

We have valued the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2016 and December 31, 2015 and their change in the Consolidated Statements of Operations for the year ended December 31, 2016 in accordance with accepted actuarial practice in Canada, including selection of appropriate assumptions and methods.

In our opinion, the amount of policy liabilities net of reinsurance recoverables makes appropriate provision for all policy obligations and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey	Larry Madge
Fellow, Canadian Institute of Actuaries	Fellow, Canadian Institute of Actuaries
(for the year ended December 31, 2016)	(for the year ended December 31, 2015)

Toronto, Ontario, Canada
February 15, 2017

162 Sun Life Financial Inc. Annual Report 2016	Appointed Actuary’s Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the accompanying consolidated financial statements of Sun Life Financial Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Financial Inc. and subsidiaries as at December 31, 2016 and December 31, 2015 and their financial performance and their cash flows for each of the years in the two-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 15, 2017

Report of Independent Registered Public Accounting Firm	Sun Life Financial Inc. Annual Report 2016 163

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Sun Life Financial Inc.

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Financial Reporting Responsibilities report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 15, 2017 expressed an unmodified / unqualified opinion on those financial statements.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

February 15, 2017

164 Sun Life Financial Inc. Annual Report 2016	Report of Independent Registered Public Accounting Firm

Sources of Earnings

The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is a non-IFRS (International Financial Reporting Standard) financial measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.

SOE identifies various sources of IFRS net income. It provides an analysis of the difference between actual net income and expected net income based on business in-force and assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:

Expected profit on in-force business

The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Impact of new business

The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.

Experience gains and losses

Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.

Management actions and changes in assumptions

Impact on pre-tax net income resulting from changes in actuarial methods and assumptions or other management actions.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2016 165

For the Year Ended December 31, 2016 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total
Expected Profit on Inforce Business	776	615	1,133	339	(76)	2,787
Impact of New Business	61	(154)	–	(72)	–	(165)
Experience Gains and Losses	274	5	–	(37)	18	260
Management Actions and Changes in Assumptions	99	84	–	(6)	14	191
Earnings on Operations (pre-tax)	1,210	550	1,133	224	(44)	3,073
Earnings on Surplus	164	108	–	118	68	458
Earnings before Income Taxes	1,374	658	1,133	342	24	3,531
Income Taxes	(208)	(90)	(388)	(51)	80	(657)
Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	1,166	568	745	291	104	2,874
Less:
Non-controlling Interests	–	–	46	(1)	–	45
Participating Policyholders’ Net Income	225	5	–	16	–	246
Preferred Share Dividends	–	–	–	–	96	96
Operating Net Income (Loss)	941	563	699	276	8	2,487
Plus:
Fair value adjustments on share-based payment awards in MFS	–	–	30	–	–	30
Hedges in Canada that do not qualify for hedge accounting	(5)	–	–	–	–	(5)
Acquisition, integration and restructuring costs	–	(55)	–	33	(5)	(27)
Common Shareholders’ Net Income (Loss)	936	508	729	309	3	2,485

For the Year Ended December 31, 2015 (in millions of Canadian dollars)	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Total
Expected Profit on Inforce Business	756	498	1,198	297	(93)	2,656
Impact of New Business	67	(161)	–	(88)	–	(182)
Experience Gains and Losses	18	155	–	11	(4)	180
Management Actions and Changes in Assumptions	31	(122)	–	40	8	(43)
Earnings on Operations (pre-tax)	872	370	1,198	260	(89)	2,611
Earnings on Surplus	123	116	–	99	97	435
Earnings before Income Taxes	995	486	1,198	359	8	3,046
Income Taxes	(177)	(90)	(436)	(48)	135	(616)
Earnings before Non-controlling Interests, Participating Policyholders’ Net Income and Preferred Share Dividends	818	396	762	311	143	2,430
Less:
Non-controlling Interests	–	–	62	–	–	62
Participating Policyholders’ Net Income	15	–	–	–	–	15
Preferred Share Dividends	–	–	–	–	100	100
Operating Net Income (Loss)	803	396	700	311	43	2,253
Plus:
Fair value adjustments on share-based payment awards in MFS	–	–	(9)	–	–	(9)
Hedges in Canada that do not qualify for hedge accounting	21	–	–	–	–	21
Acquisition, integration and restructuring costs	–	(63)	–	–	(17)	(80)
Common Shareholders’ Net Income (Loss)	824	333	691	311	26	2,185

166 Sun Life Financial Inc. Annual Report 2016	Sources of Earnings

ANALYSIS OF RESULTS

For the year ended December 31, 2016, the pre-tax expected profit on in-force business of $2,787 million was $131 million higher than 2015. The increase in expected profits was largely driven by the acquisition of Assurant Inc.‘s U.S. employee benefits business, growth in SLF Asia and SLF Canada, and currency impacts from the change in the Canadian dollar relative to foreign currencies.

The new business loss in 2016 was $165 million compared to $182 million a year ago. The change was mainly due to increased sales in SLF Asia and the closing of our wealth business in SLF U.S to new sales.

The 2016 experience gain of $260 million pre-tax was primarily due to higher level of gains from investing activity on insurance contract liabilities, favourable impacts from equity markets and experience in participating account, partially offset by adverse expense experience.

For the year 2016, management actions and changes in assumptions resulted in a pre-tax gain of $191 million. In Canada, the pre-tax gain of $99 million reflected a reduction to the provision for investment risk in the SLF Canada participating account, favourable changes to projected credit and swap spreads, unfavourable changes to projected returns on non-fixed income assets, strengthening of mortality and lapse assumptions and model refinements. In the U.S., the pre-tax gain of $84 million reflected favourable changes to projected credit and swap spreads, favourable changes to mortality assumptions, favourable changes to provisions for reinsurance, unfavourable changes to projected returns on non-fixed income assets and strengthening of lapse and policyholder behaviour assumptions. In Asia, the pre-tax impact of $(6) million reflected changes to investment assumptions and lapse and policyholder behaviour assumptions. In Corporate, the pre-tax gain of $14 million reflected changes to lapse and policyholder behaviour assumptions and model refinements.

Additional information can be found under the Assumption Changes and Management Actions section of the 2016 Management’s Discussion and Analysis.

Net pre-tax earnings on surplus of $458 million in 2016 was $23 million higher than a year ago. The increase was primarily due to higher available-for-sale gains and investment income on surplus assets, partially offset by higher interest payments on external debt and lower real estate mark to market impacts.

Sources of Earnings	Sun Life Financial Inc. Annual Report 2016 167

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Dean A. Connor are independent directors.

James H. Sutcliffe, FIA

Chairman, Sun Life Financial Inc.

William D. Anderson, FCPA, FCA(1)(4)

Corporate Director

John H. Clappison, FCPA, FCA(2)(3)

Corporate Director

Dean A. Connor

President & Chief Executive Officer,
Sun Life Financial Inc.

Stephanie L. Coyles(1)(2)

Corporate Director

Martin J. G. Glynn(3)(4)

Corporate Director

M. Marianne Harris(3)(4)

Corporate Director

Sara Grootwassink Lewis, CPA, CFA(1)(2)

Corporate Director

Chief Executive Officer,

Lewis Corporate Advisors, LLC

Scott F. Powers(2)(3)

Corporate Director

Réal Raymond, FICB(1)(4)

Chairman, Métro Inc.

Chairman, Héroux-Devtek Inc.

Hugh D. Segal, OC, OONT(1)(2)

Master of Massey College,

University of Toronto

Barbara G. Stymiest, FCPA, FCA(1)(4)

Corporate Director

A. Greig Woodring, FSA(3)(4)

Corporate Director

(1)	Member of Audit & Conduct Review Committee
(2)	Member of Governance, Nomination & Investment Committee
(3)	Member of Management Resources Committee
(4)	Member of Risk Review Committee

Additional information on the directors and a report on the Board’s corporate governance processes and practices are available in the 2017 Management Information Circular, on sunlife.com and on www.sedar.com.

Executive Team

Dean A. Connor President & Chief Executive Officer Claude A. Accum Executive Vice-President & Chief Risk Officer Carolyn D. Blair Executive Vice-President, Chief Human Resources & Communications Officer

Kevin P. Dougherty

President, SLF Canada

Daniel R. Fishbein

President, SLF U.S.

Colm J. Freyne

Executive Vice-President &

Chief Financial Officer

Melissa J. Kennedy

Executive Vice-President, Chief Legal
Officer & Public Affairs

Stephen C. Peacher President, Sun Life Investment Management Mark S. Saunders Executive Vice-President & Chief Information Officer Kevin D. Strain President, SLF Asia

168 Sun Life Financial Inc. Annual Report 2016	Board of Directors and Executive Team

Sun Life Financial Inc. – Subsidiaries and Associates

The following table lists the direct and indirect subsidiaries of Sun Life Financial Inc. (“SLF Inc.”) as at December 31, 2016 and provides the book values (in millions of Canadian dollars, based on the equity method) of the shares of those subsidiaries that are principal operating subsidiaries. The table also lists significant joint venture entities in which SLF Inc. directly or indirectly holds 50% or less of the issued and outstanding voting securities. Subsidiaries which are inactive or which have been set up for the sole purpose of holding investments are not listed in the table.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Assurance Company of Canada	Canada	19,149	100%
Annemasse Boisbriand Holdings L.P.	Manitoba, Canada		100%
BestServe Financial Limited	Hong Kong	141	100%
Country Lane Enterprises Ltd.	British Columbia, Canada		100%
Dental Health Alliance, LLC	Delaware, USA		100%
Denticare of Alabama, Inc.	Alabama, USA		100%
PT. Sun Life Financial Indonesia	Indonesia	138	100%
PT. Sun Life Indonesia Services	Indonesia		100%
PT. CIMB Sun Life	Indonesia		100%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
SLF of Canada UK Limited	England and Wales		100%
Sun Life Assurance Company of Canada (U.K.) Limited	England and Wales	1,003	100%
Barnwood Properties Limited	England and Wales		100%
Sun Life of Canada UK Holdings Limited	England and Wales		100%
Laurtrust Limited	England and Wales		100%
SLFC Services Company (UK) Limited	England and Wales		100%
Sun 521 Morehead, LLC	Delaware, USA		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Birla Sun Life Asset Management Company Limited	India		49%
Sun Life (India) Distribution Investments Inc.	Canada		100%
Sun Life (Luxembourg) Finance No. 2 Sàrl	Luxembourg		100%
Sun Life and Health Insurance Company (U.S.)	Michigan, USA	419	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Capital Trust II	Ontario, Canada		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Birla Sun Life Insurance Company Limited	India		49%
Sun Life Financial Advisory Inc.	Canada		100%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial Distributors (Canada) Inc.	Canada	9	100%
Sun Life Financial Distributors (Singapore) Pte. Ltd.	Singapore		100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada	15	100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial of Canada (U.K.) Overseas Investments Limited	England and Wales		100%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life of Canada (Philippines), Inc.	Philippines	950	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Financial Trust Inc.	Canada	121	100%
Sun Life Hong Kong Limited	Bermuda	1,628	100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life India Service Centre Private Limited	India		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Canada	1,700	100%
SLI General Partner Limited	Canada		100%

Subsidiaries and Associates	Sun Life Financial Inc. Annual Report 2016 169

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun Life Vietnam Insurance Company Limited	Vietnam	117	100%
Sun MetroNorth, LLC	Delaware, USA		100%
Solidify Software, LLC	Kansas, USA		100%
UDC Dental California, Inc.	California, USA		100%
UDC Ohio, Inc.	Ohio, USA		100%
Union Security DentalCare of Georgia, Inc.	Georgia, USA		100%
Union Security DentalCare of New Jersey, Inc.	New Jersey, USA		100%
United Dental Care of Arizona, Inc.	Arizona, USA		100%
United Dental Care of Colorado, Inc.	Colorado, USA		100%
United Dental Care of Michigan, Inc.	Michigan, USA		100%
United Dental Care of Missouri, Inc.	Missouri, USA		100%
United Dental Care of New Mexico, Inc.	New Mexico, USA		100%
United Dental Care of Texas, Inc.	Texas, USA		100%
United Dental Care of Utah, Inc.	Utah, USA		100%
6965083 Canada Inc.	Canada		100%
7037457 Canada Inc.	Canada		100%
7647913 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
8744831 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
BK Canada Holdings Inc.	Canada		100%
Bentall Kennedy (Canada) G.P. Ltd.	Canada		100%
Bentall Kennedy (Canada) Limited Partnership	British Columbia, Canada	291	100%
0936543 BC Ltd.	British Columbia, Canada		100%
Bentall Kennedy Luxembourg Holdings Ltd.	Canada		100%
Bentall Property Services (Ontario) Ltd.	Ontario, Canada		100%
BK Prime GP Holdco Inc.	Canada		100%
BKC Capital Inc.	Canada		100%
BKCB Services Ltd.	Canada		100%
BKCG Services Ltd.	Canada		100%
BKCP Residential G.P. LTD.	Canada		100%
BKCP Residential Limited Partnership	Manitoba, Canada		100%
BKCP Retail G.P. LTD.	Canada		100%
BKCP Retail Limited Partnership	Manitoba, Canada		100%
BKCP Services G.P. Ltd.	Canada		100%
BKCP Services Limited Partnership	Manitoba, Canada		100%
BKCP SS G.P. LTD.	Canada		100%
BKCP SS Limited Partnership	Manitoba, Canada		100%
SynchroSERV Inc.	Canada		100%
SynchroSERV Limited Partnership	British Columbia, Canada		100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Luxembourg) Finance No. 1 Sàrl	Luxembourg		100%
Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
BK U.S. Holdings, Inc.	Delaware, USA		100%
Bentall Kennedy (U.S.) G.P. LLC	Washington, USA		100%
Bentall Kennedy (U.S.) Limited Partnership	Washington, USA	317	100%
Bentall Kennedy Holdings LLC	Delaware, USA		100%

170 Sun Life Financial Inc. Annual Report 2016	Subsidiaries and Associates

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Rushmore Partners LLC	Delaware, USA		100%
NewTower Trust Company	Maryland, USA		100%
NewTower Management GP LLC	Delaware, USA		100%
NewTower Management LLC	Delaware, USA		100%
Bentall Kennedy Real Estate Services (U.S.) Inc.	California, USA		100%
BKUS Institutional Logistics Coinvestment LLC	California, USA		100%
Kennedy Management Investors LLC - Series VII	Delaware, USA		52.19%
Kennedy Management Investors LLC - Series IX	Delaware, USA		67.75%
Edgemoor Partners LLC	Delaware, USA	1	100%
Prime Advisors, Inc.	Washington, USA	76	100%
Ryan Labs Asset Management Inc.	Delaware, USA	47	100%
Ryan Labs Fund Management, LLC	Delaware, USA		100%
Ryan Labs TIPS Partners, L.P.	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.91%
Massachusetts Financial Services Company	Delaware, USA	469	94.1%
MFS Bermuda Holdings Ltd.	Bermuda		94.1%
MFS Development Funds, LLC	Delaware, USA		94.1%
MFS Exchange LLC	Delaware, USA		94.1%
MFS Fund Distributors, Inc.	Delaware, USA		94.1%
MFS Heritage Trust Company	New Hampshire, USA		94.1%
MFS Institutional Advisors, Inc.	Delaware, USA		94.1%
3060097 Nova Scotia Company	Nova Scotia, Canada		94.1%
MFS Investment Management Canada Limited	Canada		94.1%
MFS International Ltd.	Bermuda		94.1%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		94.1%
MFS International (Chile) SpA	Chile		94.1%
MFS International (Hong Kong) Limited	Hong Kong		94.1%
MFS International Holdings Pty Ltd	Sydney, Australia		94.1%
MFS International (U.K.) Limited	England and Wales		94.1%
MFS International Switzerland GmbH	Switzerland		94.1%
MFS International Australia Pty Ltd	Victoria, Australia		94.1%
MFS International Singapore Pte. Ltd.	Singapore		94.1%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		94.1%
MFS Investment Management K.K.	Japan		94.1%
MFS Service Center, Inc.	Delaware, USA		94.1%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
Disability Reinsurance Management Services, Inc.	Delaware, USA		100%
Independence Life and Annuity Company	Delaware, USA	255	100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Professional Insurance Company	Texas, USA	89	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Vermont, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA	5	100%
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Institutional Investments (U.S.) LLC	Delaware, USA		100%
Sun Life Global Investments (Canada) Inc.	Canada	72	100%
Sun Life Institutional Investments (Canada) Inc.	Canada	11	100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Barbados		100%
Sun Life Financial (Bermuda) Reinsurance Ltd.	Bermuda		100%
Sun Life of Canada International Assurance Limited	Barbados		100%
6324983 Canada Inc.	Canada		100%
6828141 Canada Inc.	Canada		100%
9389547 Canada Inc.	Canada		100%

Subsidiaries and Associates	Sun Life Financial Inc. Annual Report 2016 171

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE /

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, Quebec

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call Centre: 1-800-SUN-LIFE /

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial International

Washington House, 3rd Floor

16 Church Street

Hamilton HM 11

Bermuda

Tel: 441-294-6050 / 1-800-368-9428

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call Centre: 0345-072-0223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

Level 14, Citiplaza 3

14 Taikoo Wan Road

Taikoo Shing, Hong Kong

Tel: (852) 2918-3888

China

Sun Life Everbright Life Insurance

Company Limited

Tianjin International Building, 37th Floor

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Tel: (8610) 8590-6500

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon, Hong Kong

Tel: (852) 2103-8888

Call Centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance

Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 in India

91-22-6691-7777 outside India

Website: birlasunlife.com

Birla Sun Life Asset Management Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Assurance Company of Canada

India Representative Office

Mumbai

Tel: 91-22-4356-9121

Indonesia

PT Sun Life Financial Indonesia

Menara Sun Life Lantai 11

JI Dr Ide Anak Agung Gde Agung Blok 6.3

Kawasan Mega Kuningan

Jakarta, Selatan 12950

Indonesia

Tel: (6221) 5289-0000

Customer Service: (6221) 1500-786 Indonesia only

Website: sunlife.co.id

Malaysia

Sun Life Malaysia Assurance Berhad

Sun Life Malaysia Takaful Berhad

Level 11, 338 Jalan Tuanku Abdul Rahman,

50100 Kuala Lumpur,

Malaysia

Tel: (603) 2612-3600

Website: sunlifemalaysia.com

Philippines

Sun Life Financial Philippines

Sun Life Centre

5th Avenue cor. Rizal Drive

Bonifacio Global City

Taguig, Metro Manila

Philippines

Call Centre: (632) 555-8888

Website: sunlife.com.ph

Sun Life Grepa Financial, Inc.

6/F Grepalife Building

221 Sen. Gil J. Puyat Avenue

Makati City - 1200

Philippines

Tel: (632) 844-1174

Website: sunlifegrepa.com

Vietnam

Sun Life Vietnam Insurance Company Limited

Vietcombank Tower, 29th Floor

5 Me Linh Square, District 1

Ho Chi Minh City, Vietnam

Tel: (848) 6298-5888

Website: sunlife.com.vn

MFS Investment Management

111 Huntington Avenue

Boston, Massachusetts

USA 02199

Tel: 617-954-5000

Toll-free in Canada and U.S.:

1-800-343-2829

Website: mfs.com

Sun Life Global Investments (Canada) Inc.

225 King Street West

Toronto, Ontario

Canada M5V 3C5

Tel: 1-877-344-1434

Website: sunlifeglobalinvestments.com

Sun Life Investment Management

Sun Life Institutional Investments (Canada) Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-204-3831 / 1-855-807-7546

Website: sunlifeinvestmentmanagement.com

Bentall Kennedy

55 University Avenue, Suite 300

Toronto, Ontario

Canada M5J 2H7

Tel: 416-681-3400

Website: bentallkennedy.com

Prime Advisors, Inc.

Redmond Ridge Corporate Center

22635 NE Marketplace Drive, Suite 160

Redmond, Washington

USA 98053

Tel: 425-202-2000

Website: primeadvisors.com

Ryan Labs Asset Management Inc.

500 Fifth Avenue, Suite 2520

New York, New York

USA 10110

Tel: 212-635-2300

Website: ryanlabs.com

172 Sun Life Financial Inc. Annual Report 2016	Major Offices

CORPORATE AND SHAREHOLDER INFORMATION
CORPORATE OFFICE
Sun Life Financial Inc. 150 King Street West Toronto, Ontario Canada M5H 1J9 Tel: 416-979-9966 Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact: Investor Relations Fax: 416-979-4080 E-mail: investor.relations@sunlife.com Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
CANADA
CST Trust Company P.O. Box 700 Station B
Montreal, Quebec Canada H3B 3K3 Within North America: Tel: 1-877-224-1760 Outside of North America: Tel: 416-682-3865 Fax: 1-888-249-6189 E-mail: inquiries@canstockta.com Website: www.canstockta.com Shareholders can view their account details using CST Trust Company’s Internet service, Answerline.® Register at www.canstockta.com/investor.
UNITED STATES
American Stock Transfer & Trust Company, LLC
6201 15th Ave. Brooklyn, NY 11219 Tel: 1-877-224-1760
E-mail: inquiries@canstockta.com
UNITED KINGDOM
Capita Registrars The Registry
34 Beckenham Road Beckenham, Kent United Kingdom BR3 4TU Tel: +44 (0) 345-602-1587
E-mail: shareholderenquiries@capita.co.uk
PHILIPPINES
Rizal Commercial Banking Corporation (RCBC)
RCBC Stock Transfer Processing Section Ground Floor, West Wing, GPL (Grepalife) Building, 221 Senator Gil Puyat Avenue Makati City, Philippines From Metro Manila: 632-318-8567 From the Provinces: 1-800-1-888-2422 E-mail: rcbcstocktransfer@rcbc.com
HONG KONG
Computershare Hong Kong Investor Services Limited 17M Floor, Hopewell Centre 183 Queen’s Road East Wanchai, Hong Kong Tel: 852-2862-8555 E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services: Fax: 416-598-3121 English E-mail: shareholderservices@sunlife.com French E-mail: servicesauxactionnaires@sunlife.com
DIVIDEND
2017 DIVIDEND DATES
Common Shares
RECORD DATES PAYMENT DATES
March 3, 2017 March 31, 2017
May 31, 2017* June 30, 2017*
August 30, 2017* September 29, 2017*
November 29, 2017* December 29, 2017*
*Subject to approval by the Board of Directors
DIRECT DEPOSIT OF DIVIDENDS
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
The Request for Electronic Payment of Dividends Form is available for downloading from the CST Trust Company website, www.canstockta.com, or you can contact CST Trust Company to have a form sent to you.
CANADIAN DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at sunlife.com or contact the Plan Agent, CST Trust Company at inquiries@canstockta.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).
Ticker Symbols:
Series 1 – SLF.PR.A Series 8R – SLF.PR.G Series 2 – SLF.PR.B Series 9QR – SLF.PR.J Series 3 – SLF.PR.C Series 10R – SLF.PR.H Series 4 – SLF.PR.D Series 11QR – SLF.PR.K Series 5 – SLF.PR.E Series 12R – SLF.PR.I
2017 ANNUAL MEETING
The Annual Meeting will be held on: Date: Wednesday, May 10, 2017 Time: 9:00 a.m.
Place: Sun Life Financial Tower
150 King Street West (at University Avenue) 2nd Floor, Toronto, Canada
FOR INFORMATION ABOUT THE SUN LIFE FINANCIAL GROUP OF COMPANIES, CORPORATE NEWS AND FINANCIAL RESULTS, PLEASE VISIT SUNLIFE.COM.
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173
2016 SUN LIFE FINANCIAL INC. ANNUAL REPORT

150 KING STREET WEST
TORONTO, ONTARIO CANADA M5H 1J9
sunlife.com
Sun Life Financial
AN ENDURING COMMITMENT AND STRENGTH
Sustainability is not just about our impact on the environment; it’s about creating a stable operating platform for the Company, having the best and most talented people on our team, putting the Client at the core of all we do, and taking actions each and every day to help build brighter, healthier communities where we live, work and play.
Sun Life’s sustainability strategy is focused on four areas where the Company continues to deepen its commitment and strengthen its practices:
COMMUNITY ENVIRONMENTAL ORGANIZATIONAL GOVERNANCE AND
WELLNESS RESPONSIBILITY RESILIENCE RISK MANAGEMENT
2017 GLOBAL100 MOST SUSTAINABLE CORPORATIONS IN THE WORLD